

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)





82-4507

9 March 2005

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 February 2005 till 28 February 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2005/adrltr-february.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaCommercial Trust Management Limited (1) Announcement – "Proposed acquisition of HSBC building" (2) News release – "CCT to buy HSBC building in prime Raffles Place"	2 February 2005	For Public Relations Purposes
Announcements and news release by The Ascott Group Limited - (1) Announcement – "Unaudited results for the year ended 31 December 2004"; (2) News Release – "Ascott's profit surges 184%, gives bonus dividend"; and (3) Announcement – "Asset valuations"	2 February 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Allotment of new stapled securities" dated 2 Feb 2005	2 February 2005	For Public Relations Purposes
Announcement and news release by Raffles Holdings Limited – (1) Announcement – "Full year audited financial statement and dividend announcement"; and (2) News release – "Full year earnings exceed expectations, underpinned by robust 83% growth in net profit from operations"	4 February 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – (a) Announcement – "2004 Full Year Financial Statements & Dividend Announcement"; and	7 February 2005	SGX-ST Listing Manual
(b) News release – "CapitaLand triples its PATMI to S$313 million for FY2004"		For Public Relations Purposes
Announcement by CapitaLand Limited – "Notice of valuation of real assets"	7 February 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Payment of management fees by way of the units in CapitaMall Trust"	7 February 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Heatley Pte. Ltd."	7 February 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect subsidiary, Floral Land Pte. Ltd."	7 February 2005	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Report of persons occupying managerial positions who are related to a Director, CEO or substantial shareholder."	7 February 2005	SGX-ST Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited – "Article in the Business Times dated 5 February 2005"	8 February 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Incorporation of a new subsidiary"	8 February 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in a subsidiary"	14 February 2005	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Appointment of interim Managing Director, Raffles Hotels & Resorts"	14 February 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Report of persons occupying managerial positions who are related to a director, CEO or substantial shareholder"	17 February 2005	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Compliance with Rule 1207(5)(d) of the Listing Manual"	17 February 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Company In Member's Voluntary Liquidation – Scotts Development (Saraca) Pte Ltd"	17 February 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaRetail Japan Fund acquires its second mall in Osaka for JPY7.5 billion (S$120 million)"	21 February 2005	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Persons occupying managerial positions who are related to a Director, Chief Executive Officer or substantial shareholder".	22 February 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Persons occupying managerial positions who are related to a Director, Chief Executive Officer or substantial shareholder".	24 February 2005	For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott to manage new serviced residence in Jakarta"	24 February 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand acquires Beijing site for mixed development. Plans to build high-rise apartments, office and retail podium"	25 February 2005	For Public Relations Purposes


CapitaCommercial
Trust

ANNOUNCEMENT
PROPOSED ACQUISITION OF HSBC BUILDING

1. INTRODUCTION

1.1 The Proposed Acquisition

CapitaCommercial Trust Management Limited (the "**Manager**"), as the manager of CapitaCommercial Trust ("**CCT**"), has identified HSBC Building (the "**Property**") for acquisition by CCT (the "**Proposed Acquisition**") from the vendor of the Property, The Hongkong and Shanghai Banking Corporation Limited ("**HSBC Bank**").

In connection with the Proposed Acquisition, the Board of Directors of the Manager hereby announces that HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**"), as trustee of CCT, has today entered into a conditional put and call option agreement (the "**Option Agreement**") with HSBC Bank. Under the Option Agreement, in consideration of the payment of a S$1.00 option fee by each of HSBC Bank and the Trustee, HSBC Bank has granted to the Trustee a call option and the Trustee has granted to HSBC Bank a put option, in each case, to require each other or (in the case of the Trustee) a party nominated by the Trustee in accordance with the Option Agreement (the "**Nominated Party**") to enter into an agreement for the sale of the Property (substantially in the form of the sale and purchase agreement appended to the Option Agreement (the "**Sale and Purchase Agreement**")).

1.2 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

The Manager is making this announcement because:

(a) the Proposed Acquisition will constitute a "discloseable transaction" under Chapter 10 of the Listing Manual of Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and

(b) the Monetary Authority of Singapore (the "**Authority**") deems the Proposed Acquisition to be a "interested party transaction" under the Property Funds Guidelines in the Code on Collective Investment Schemes (the "**Property Funds Guidelines**") as the Trustee and HSBC Bank are related companies.

2. INFORMATION ON THE PROPERTY

2.1 Description of the Property

The 999-year leasehold Property is situated in Raffles Place, at the heart of Singapore's financial and commercial hub, and is located within a three-minute walk to the Raffles Place Mass Rapid Transit ("**MRT**") station. It comprises a 21-storey commercial block with three basement levels. The Property's podium portion comprises 55 car park lots located in basements 2 and 3, offices in basement 1, a banking hall on the first and second storeys as well as offices on the third and fourth storeys. The Property's tower portion extends from the fifth storey to the twenty-first storey and includes a roof terrace. All electrical and mechanical plant rooms are housed on the fifth storey of the tower portion while offices occupy the sixth to twenty-first storeys.

2.2 Total Acquisition Costs of the Property

The current estimated total acquisition costs of the Property (excluding the costs of any fund raising exercise undertaken to finance the Proposed Acquisition) is approximately S$158.5 million, comprising:

(a) the purchase price of the Property of S$147.0 million (the "**Purchase Price**"), which was arrived at on a willing-buyer and willing-seller basis;

(b) the sum of S$5.0 million incurred in respect of facade works on the Property to be undertaken by HSBC Bank;

(c) stamp duty of S$4.4 million;

(d) the acquisition fee of S$1.5 million (being 1% of the Purchase Price) payable to the Manager[1]; and

(e) other fees and expenses (including professional fees and expenses) estimated to be incurred by CCT in connection with the Proposed Acquisition of approximately S$0.6 million.

The Property has been valued by an independent valuer, Colliers International Consultancy & Valuation (Singapore) Pte Ltd, at S$159.9 million using the investment method, discounted cash flow analysis and the direct comparison method.

3. CERTAIN PRINCIPAL TERMS OF THE PROPOSED ACQUISITION

Certain principal terms of the Proposed Acquisition are set forth below.

3.1 The Option Agreement

The Option Agreement provides that each of the Trustee's right to exercise its call option and HSBC Bank's right to exercise its put option is conditional upon, *inter alia*, CCT

[1] This acquisition fee is payable to the Manager pursuant to Clause 15.2 of CCT's trust deed, which states that the Manager is entitled to receive an acquisition fee not exceeding 1.0% of the price paid by CCT for any real estate acquired from time to time by the Trustee on behalf of CCT.

raising sufficient financing by a stipulated date through the issuance of new units in CCT ("**Units**") and/or external bank borrowings to undertake the Proposed Acquisition and the agreements for such financing not having been terminated and being unconditional in all respects (the "**Financing Condition**").

In the event that the Trustee fails to, inter alia, exercise its call option after the Financing Condition has been fulfilled, HSBC Bank may elect to treat the Option Agreement as having been terminated, whereupon the option fee which has been paid by the Trustee shall be forfeited and the Trustee shall also pay to HSBC Bank a sum of S$7.35 million as compensation for such default.

3.2 The Sale and Purchase Agreement

The Sale and Purchase Agreement provides that if either the call option or put option under the Option Agreement is rightfully exercised respectively by the Trustee or HSBC Bank, the Trustee or (as the case may be) the Nominated Party and HSBC Bank will be required to enter into the Sale and Purchase Agreement for the sale and purchase of the Property at the Purchase Price.

The Sale and Purchase Agreement also provides that, upon completion of the Proposed Acquisition, the Trustee or (as the case may be) the Nominated Party shall lease the Property to HSBC Bank for a term of seven years (the "**Lease Period**"), substantially on the terms and conditions of the lease agreement appended to the Sale and Purchase Agreement (the "**Lease Agreement**").

4. RATIONALE AND BENEFIT OF THE PROPOSED ACQUISITION TO CCT

4.1 Yield Accretion

The Manager believes that unitholders of CCT ("**Unitholders**") will enjoy a higher distribution per unit in CCT ("**Unit**") due to the yield-accretive nature of the Proposed Acquisition. This increase in distribution per Unit will result from:

(a) the higher underlying property yield and stable cash flows that the Property generates; and

(b) the improvement of CCT's capital structure through optimising its mix of equity and debt financing.

Based on the estimated total acquisition costs of the Property, the Property is expected to generate an annualised property yield of 5.1% for the financial year ending 31 December 2005.

4.2 The Proposed Acquisition is in Line with the Manager's Investment Strategy

Like CCT's existing portfolio of office properties (comprising Capital Tower, 6 Battery Road, Starhub Centre and Robinson Point), the Property is a prime office building in a prime commercial district, and is highly accessible due its proximity to the Raffles Place MRT station. With the 100% lease-back of the space to HSBC Bank, the Property will enjoy a stable and sustainable income stream. As such, the Proposed Acquisition is in line with the Manager's investment strategy.

5. METHOD OF FINANCING AND FINANCIAL EFFECTS OF THE PROPOSED ACQUISITIONS

The Manager is currently reviewing various modes of financing the Proposed Acquisition. It may employ additional borrowings and/or funds from new equity raisings to finance the Proposed Acquisition. At the time of this Announcement, no decision has been made. The Manager's financing plans in this regard will be announced as soon as they have been finalised.

6. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

Save as disclosed herein and based on information available to the Manager, none of the directors of the Manager ("**Directors**") and none of the substantial Unitholders has any interest, direct or indirect, in the Proposed Acquisition.

7. OTHER INFORMATION

7.1 Directors' Service Contracts

No person is proposed to be appointed as a Director in connection with the Proposed Acquisition or any other transaction contemplated in relation to the Proposed Acquisition.

7.2 Disclosure Under Rule 1010(13) of the Listing Manual

(a) According to Chapter 10 of the SGX-ST's Listing Manual, the Proposed Acquisition is a discloseable transaction based on the relative figures computed on the following bases applicable to the Proposed Acquisition:

(i) the profits attributable to the Property proposed to be acquired, compared with CCT's net profits; and

(ii) the aggregate value of the consideration to be given, compared with CCT's market capitalisation.

(b) Based on the pro forma net property income of the Property for the financial year ending 31 December 2005 and CCT's annualised net profits for its financial period ended 31 December 2004, the relative figure for the basis of comparison set out in sub-paragraph 7.2(a)(i) is 11.2%.

(c) Based on the Purchase Price and CCT's market capitalisation as at 31 January 2005 (being the latest practicable date prior to the date of this Announcement), the relative figure for the basis of comparison set out in sub-paragraph 7.2(a)(ii) is 12.3%.

7.3 Interested Party Transaction

Under the Property Funds Guidelines, where an interested party transaction has a value which is equal to or greater than 5% of CCT's net asset value, the transaction would have to be announced and Unitholders' approval therefor would have to be obtained.

Although the Proposed Acquisition crosses the 5% threshold in the Property Funds Guidelines, the Authority has waived the requirement to obtain Unitholders' approval as each of Temasek Holdings (Private) Limited, ST Property Investments Pte Ltd (a wholly owned subsidiary of Temasek Holdings (Private) Limited, E-Pavilion Pte Ltd (a wholly owned subsidiary of CapitaLand Limited) and SBR Private Limited (another wholly owned subsidiary of CapitaLand Limited), which together hold 76.3% of all Units in issue, has confirmed that it is prepared to vote in favour of the Proposed Acquisition should the Authority require Unitholders' approval to be obtained for the Proposed Acquisition.

To mitigate any concerns about possible conflicts of interest arising out of the relationship between HSBC Bank and the Trustee, the decision to recommend that the Trustee enters into the Option Agreement was subject to the unanimous approval of the independent Directors. Additionally, the Manager and the Trustee have obtained a letter dated 1 February 2005 from ANZ Singapore Limited (the "**Expert's Letter**"), the independent expert appointed by the Manager and the Trustee, which sets out ANZ Singapore Limited's opinion, based on an assessment of the impact of the Proposed Acquisition on CCT on an overall basis, that the Proposed Acquisition is on normal commercial terms and is not prejudicial to Unitholders.

7.4 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours (prior appointment will be appreciated) at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of three months commencing from the date of this Announcement:

(a) the Option Agreement;

(b) the Sale and Purchase Agreement (as appended to the Option Agreement);

(c) the Lease Agreement (as appended to the Sale and Purchase Agreement); and

(d) the Expert's Letter.

By Order of the Board
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)
(Company registration no. 200309059W)

Michelle Koh
Company Secretary
2 February 2005

Important Notice

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of units in CCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST *does not guarantee a liquid market for the Units.*

The past performance of CCT is not necessarily indicative of the future performance of CCT.



NEWS RELEASE

For Immediate Release
2 February 2005

CCT to buy HSBC Building in prime Raffles Place

Acquisition will be yield accretive to CCT unitholders

Singapore, 2 February 2005 – CapitaCommercial Trust Management Limited ("CCTML" or the "Manager") is pleased to announce that CapitaCommercial Trust ("CCT") has entered into a conditional put and call option agreement with The Hongkong and Shanghai Banking Corporation Limited ("HSBC Bank"), to acquire the 999-year leasehold HSBC Building. HSBC Building is a prime office building located in Raffles Place, which is at the heart of Singapore's financial and commercial hub. It has an excellent frontage, offering views of Fullerton Square and Marina Bayfront.

The estimated total acquisition cost is S$158.5 million. This comprises the purchase price, upgrading works (as agreed with HSBC Bank), stamp duty and other acquisition-related costs.

HSBC Bank will lease back the entire property for seven years. Based on the estimated total acquisition cost of the building, it is expected to generate an annualised property yield of 5.1% for the financial year ending 31 December 2005. This is yield accretive to CCT unitholders as CCT is trading at an implied property yield of 4.2%[1] based on the closing price of S$1.51 per CCT unit on 31 January 2005.

Mr Sum Soon Lim, Chairman of CCTML, said, "We announced two weeks ago that CCT aims to double its asset portfolio size within a three year time frame. The acquisition of HSBC Building is our first step forward. It reinforces CCT's position as an office-focused Reit anchored by a portfolio of premier Singapore office properties. With the property's strategic location, it is an ideal addition to the portfolio."

[1] "Implied property yield" is derived using CCT's annualised net property income for the financial year ended 31 December 2004 over CCT's enterprise value (which is its market capitalisation plus outstanding debt).

82-4567

Mr Martin Tan, CEO of CCTML, added, "The acquisition of HSBC Building fits well with CCT's investment objective and is a good opportunity to grow CCT's portfolio in Singapore. The team has been working towards acquiring its first new asset in its maiden year of operations and we are pleased that we are able to achieve it within eight months. Going forward, we will continue to focus on the two-pronged portfolio growth strategy of widening sectoral coverage and acquiring yield accretive properties locally and overseas."

The completion of this acquisition is subject to CCT putting in place a financing structure to raise sufficient funds for the acquisition. The details of the financing structure will be announced at an appropriate time. The transaction is expected to be completed by May 2005.

About HSBC Building

HSBC Building is a 21-storey office building with three basement levels. Located within a three-minute walk to the Raffles Place Mass Rapid Transit Station, it has a net lettable area of 18,624 sq m (about 200,467 sq ft). HSBC Building recently underwent some addition and alteration works which included the upgrading of the podium façade with a new curtain wall and the reconfiguration of space at Basement 1 and Levels 1 and 2.

About CapitaCommercial Trust

Listed on 11 May 2004, CCT is Singapore's first commercial property Reit. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$1.9 billion portfolio of seven prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Lee Eu Jin, DID: 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice

This press release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of units in CCT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.


THE
ASCOTT
GROUP



A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 3 months ended 31 December 2004 S$'000	2003 S$'000	% +/-	GROUP 12 months ended 31 December 2004 S$'000	2003 S$'000	% +/-
Revenue	A.1	82,919	52,434	58	238,937	200,245	19
Cost of sales		(66,456)	(40,810)	63	(177,491)	(137,521)	29
Gross profit	A.1	16,463	11,624	42	61,446	62,724	-2
Other operating income		1,684	2,499	-33	5,661	7,625	-26
Administrative expenses	A.2	(10,077)	(6,213)	62	(30,292)	(26,424)	15
Other operating expenses		(351)	(216)	63	(559)	(553)	1
Profit from operations		7,719	7,694	-	36,256	43,372	-16
Share of results of:							
Associates	A.3	(458)	614	-175	2,969	1,866	59
Jointly controlled entities	A.4	(16,188)	(1,107)	1362	59	8,027	-99
Comprising:							
Share of operating results:							
Associates	A.3	(458)	614	-175	2,351	1,866	26
Jointly controlled entities	A.4	(782)	403	-294	14,900	4,585	225
Share of net non-operating income / (loss):							
Associates	A.3		-	-	618	-	n.m
Jointly controlled entities	A.4	(15,406)	(1,510)	920	(14,841)	3,442	-531
Non-operating income (net)	A.5	20,399	80	n.m	51,129	2,269	n.m
Foreign exchange loss		(429)	(973)	-56	(653)	(1,614)	-60
Interest income		2,812	2,301	22	8,739	7,008	25
Finance costs	A.6	(7,634)	(5,276)	45	(26,715)	(21,395)	25
Profit from ordinary activities before taxation		6,221	3,333	87	71,784	39,533	82
Taxation	A.7	1,291	(5,149)	125	(12,732)	(15,203)	-16
Profit from ordinary activities after taxation		7,512	(1,816)	514	59,052	24,330	143
Minority interests		(1,576)	(1,385)	14	(6,581)	(5,847)	13
Net profit attributable to shareholders	A.8	5,936	(3,201)	285	52,471	18,483	184

1(a)(ii) Explanatory Notes to Income Statement

A.1 Revenue and Gross Profit

Revenue

Revenue for 4Q 2004 increased by S$30.5 million, an improvement of 58% from the corresponding period last year. The increase in revenue was mainly from the serviced residence segment, partly offset by lower revenue from retail and residential segments. This was in line with the Group's strategy to phase out of the retail and residential segments and focus and grow its serviced residence segment. Revenue for the serviced residence segment for 4Q 2004 increased 83% from S$41.9 million to S$76.7 million.

Revenue for FY 2004 increased S$38.7 million, an improvement of 19% over last year. The increase in revenue was mainly from the serviced residence segment partly offset by lower revenue from retail and residential segments. Revenue for the serviced residence segment for FY 2004 was S$202.0 million versus S$151.1 million in FY 2003, an increase of 34%. The revenue growth was achieved across all regions where the Group operates.

Gross profit

4Q 2004 gross profit increased S$4.8 million or 42% with higher contributions from Singapore, Europe and China.

FY 2004 gross profit recorded a marginal 2% decline due to lower contributions from the non-serviced residence segment and start up losses from the new properties in Australia. Serviced residence segment's gross profit improved 12% over last year.

A.2 Administrative expenses

The increase in administrative expenses in 4Q 2004 and FY 2004 was mainly due to the consolidation of Citadines' 2 months' results after full acquisition.

A.3 Share of Associates' Results



	ASSOCIATES 3 months ended 31 December		% +/-	ASSOCIATES 12 months ended 31 December		% +/-
	2004 S$'000	2003 S$'000		2004 S$'000	2003 S$'000	
The Group's share of Associates'						
- Operating results	(458)	614	-175	2,351	1,866	26
- Non-operating income Portfolio gains	-	-	-	618		n.m
- Profit before taxation	(458)	614	-175	2,969	1,866	59

The Group's share of operating results of associates for 4Q 2004 included adjustments for prior periods' depreciation and interest charges. Excluding these adjustments, 4Q 2004 operating results were better than 4Q 2003.

For FY 2004, the Group's share of operating results of associates improved by 26% over last year due to stronger serviced residence performances in China and Malaysia. The portfolio gains for FY 2004 related to S$0.6 million gain on sale of penthouse units in The Ascott Kuala Lumpur.

A.4 Share of Jointly Controlled Entities' Results

	JOINTLY CONTROLLED ENTITIES 3 months ended 31 December		% +/-	JOINTLY CONTROLLED ENTITIES 12 months ended 31 December		% +/-
	2004 S$'000	2003 S$'000		2004 S$'000	2003 S$'000	
The Group's share of Jointly Controlled Entities'						
- Operating results	(782)	403	-294	14,900	4,585	225
- Non-operating income/(loss)						
Portfolio gains	471	1,712	-72	1,036	6,664	-84
Revaluation deficit	(15,877)	(3,222)	393	(15,877)	(3,222)	393
- Profit before taxation	(16,188)	(1,107)	1362	59	8,027	-99

The Group first acquired a 50% interest in Citadines on 28 February 2003 and accounted for it as a jointly controlled entity. Following the acquisition of the remaining 50% interest on 29 October 2004, Citadines' results had ceased to be accounted as a jointly controlled entity. It had been consolidated as a subsidiary effective from that date.

The lower share of operating results of jointly controlled entities in 4Q 2004 as compared to 4Q 2003 was mainly due to inclusion of share of Citadines' profits for 1 month in 4Q 2004 as compared to 3 months in the same period last year.

For FY 2004, the Group's share of operating results increased 225% from S$4.6 million in FY 2003 to S$14.9 million in FY 2004. This increase was substantially due to higher contributions from Europe.

Portfolio gains included in the Group's share of results of jointly controlled entities in FY 2004 and in FY 2003 were from sale of residences in Thailand.

These strong operating results were offset by the Group's share of revaluation deficits of properties mainly in UK and Germany amounting to approximately S$15.9 million in 4Q 2004.

A.5 Non-operating income (net)

	Ref	GROUP 3 months ended 31 December 2004 S$'000	GROUP 3 months ended 31 December 2003 S$'000	% +/-	GROUP 12 months ended 31 December 2004 S$'000	GROUP 12 months ended 31 December 2003 S$'000	% +/-
Portfolio Gains:							
Discontinued operations	(i)	-	(3)	n.m.	23,845	2,186	991
Investment property	(ii)	(112)	-	n.m.	6,934	-	n.m.
Jointly controlled entity	(iii)	302	-	n.m.	5,116	-	n.m.
Negative goodwill	(iv)	44,974	-	n.m.	44,974	-	n.m.
Provision for impairment loss on fixed assets and goodwill in Australia		(6,420)	-	n.m.	(6,420)	-	n.m.
Allowance for doubtful receivable and impairment loss, mainly non serviced residence investments in Malaysia and China	(v)	(18,345)	-	n.m.	(23,320)	-	n.m.
Revaluation surplus		-	83	n.m.	-	83	n.m.
	1(a)(i)	20,399	80	n.m.	51,129	2,269	n.m
The Group's share of non-operating income/(loss) of:							
Associates	1(a)(i)				618	-	n.m.
Jointly controlled entities	1(a)(i)	(15,406)	(1,510)	920	(14,841)	3,442	-531
		4,993	(1,430)	449	36,906	5,711	546

(i) This related to the gain arising from the sale of Scotts Shopping Centre in September 2004. Last year's gain arose from the disposal of the fixed assets in Scotts Picnic Food Court in Kuala Lumpur in March 2003.

(ii) This related to the gain arising from the sale of The Ascott Singapore in September 2004.

(iii) This related to the gain arising from the disposal of the Group's equity interest in IP Thai Property Fund in 2Q 2004. The Fund owns the Somerset Lakepoint residences. The sale is in line with the Group's strategy to become asset-light and increase its fee-based income. The Group continues to manage the serviced residences after the sale.

(iv) This related to the excess of the fair value of the identifiable net assets acquired over the cost of acquisition of the Group's remaining interest in Citadines, completed on 29 October 2004. This excess had been recognised in the Income Statement in accordance with Financial Reporting Standard ("FRS") 103 Business Combinations, adopted by the Group in FY 2004. Please refer to Paragraphs 4 and 5 below for more details on the Accounting Policy.

(v) This was mainly allowance for shareholder's loan due to diminution in value of an associate's non serviced residence assets.

A.6 Finance costs

Finance cost increased by 45% to S$7.6 million in 4Q 2004. The increase was mainly due to consolidation of interest expense incurred by Citadines' own operations for 2 months after full acquisition on 29 October 2004.

A.7 Taxation

The Group had a net tax credit position for 4Q 2004. This was mainly due to tax benefit recognised for unutilised tax losses for its operations in Vietnam and Philippines and reversal of deferred capital gains tax no longer required for its operations in Europe. The Group's tax charge for FY 2004 was lower than that arrived at by applying the statutory tax rate to profit before taxation mainly due to certain gains not subject to tax and the tax credit adjustments in 4Q 2004.

A.8 Net Profit

The Group achieved a marked improvement in 4Q 2004 results, from a net loss of S$3.2 million in 4Q 2003 to a net profit of S$5.9 million in 4Q 2004. Excluding non-operating income, operating profit improved 150% or S$2.7 million from a loss of S$1.8 million in 4Q 2003 to S$0.9 million profit in 4Q 2004.

FY 2004 net profit attributable to shareholders increased S$34 million or 184% from S$18.5 million last year to S$52.5 million. Excluding non-operating income, operating profit of S$15.6 million was a 22% improvement over FY 2003, arising from higher contributions from Singapore, China and Europe.

A.9 Profit before taxation includes the following significant items:

	GROUP 3 months ended 31 December		%	GROUP 12 months ended 31 December		%
	2004 S$'000	2003 S$'000	+/-	2004 S$'000	2003 S$'000	+/-
Depreciation and amortisation	(2,730)	(1,392)	96	(9,892)	(9,246)	7
Staff costs	(22,312)	(12,590)	77	(58,868)	(48,024)	23
Operating lease rental	(13,140)	(8,058)	63	(37,267)	(25,199)	48
Profit on sale of residential properties	-	712	n.m	772	2,242	-66

The increase in 4Q 2004 and FY 2004 expenses over the corresponding periods in 2003 was mainly due to inclusion of 2 months' Citadines results upon consolidation.

A.10 Earnings before interest, taxation, depreciation and amortisation ("EBITDA"):

	GROUP 3 months ended 31 December		%	GROUP 12 months ended 31 December		%
	2004 S$'000	2003 S$'000	+/-	2004 S$'000	2003 S$'000	+/-
Profit before taxation	6,221	3,333	87	71,784	39,533	82
Add/(less):						
Depreciation and amortisation	2,730	1,392	96	9,892	9,246	7
Finance costs	7,634	5,276	45	26,715	21,395	25
Group EBITDA	16,585	10,001	66	108,391	70,174	54
Comprising:						
Operating EBITDA	11,592	11,431	1	71,485	64,463	11
Non-operating income (net)	4,993	(1,430)	449	36,906	5,711	546
Group EBITDA	**16,585**	**10,001**	66	**108,391**	**70,174**	54

Group EBITDA for 4Q 2004 and FY 2004 improved by 66% and 54% over last year respectively.

1(b)(i) BALANCE SHEET

	Note	GROUP 31/12/2004 S$'000	GROUP 31/12/2003 S$'000	COMPANY 31/12/2004 S$'000	COMPANY 31/12/2003 S$'000
Non-Current Assets					
Property, plant and equipment	B.1	104,464	60,124	1,124	2,502
Investment properties	B.1	1,877,267	1,379,959	-	330,000
Properties under development		12,853	16,999	-	-
Interest in subsidiaries		-	-	383,484	385,199
Interest in associates		47,007	39,009	2,936	2,961
Interest in jointly controlled entities	B.1	111,963	396,736	-	-
Intangible assets	B.1	29,838	9,631	-	-
Other financial assets		1,338	6,741	-	-
Deferred tax assets	B.1	13,408	3,763	-	-
		2,198,138	1,912,962	387,544	720,662
Current Assets					
Properties held for sale		23,284	27,600	-	-
Inventories		857	951	-	-
Trade and other receivables	B.1	152,041	132,549	200,144	163,637
Other financial assets		-	118	-	-
Cash and bank balances	B.1	117,229	88,621	652	1,501
		293,411	249,839	200,796	165,138
Current Liabilities					
Trade and other payables	B.1	(205,423)	(137,467)	(67,361)	(187,933)
Bank overdraft (unsecured)	1(b)(ii)	(12,715)	-	-	-
Bank loans - current portion	1(b)(ii)	(514,138)	(203,235)	-	-
Finance leases	1(b)(ii)	(3,376)	-	-	-
Current tax payable		(17,895)	(14,727)	(3,571)	(3,529)
		(753,547)	(355,429)	(70,932)	(191,462)
Net Current (Liabilities) / Assets	B.2	(460,136)	(105,590)	129,864	(26,324)
		1,738,002	1,807,372	517,408	694,338
Non-Current Liabilities					
Loans and borrowings	1(b)(ii)	(302,068)	(445,331)	-	(194,218)
Finance leases	1(b)(ii)	(53,652)	-	-	-
Deferred income		(8,438)	(8,578)	-	-
Deferred taxation	B.1	(19,929)	(11,464)	(885)	(1,509)
		(384,087)	(465,373)	(885)	(195,727)
Minority interests		(119,797)	(100,076)	-	-
Net Assets		1,234,118	1,241,923	516,523	498,611
Capital and Reserves					
Share capital		310,988	310,263	310,988	310,263
Reserves		923,130	931,660	205,535	188,348
Shareholders' Equity		1,234,118	1,241,923	516,523	498,611

Explanatory Notes to Balance Sheet

B.1 Key balance sheet movements for 2004 were attributable to two main transactions, i.e. the sale of The Ascott Singapore and Scotts Shopping Centre in 3Q 2004 and acquisition of the balance 50% interest in Citadines in 4Q 2004. Citadines' results were consolidated following completion of its acquisition. The decrease in interest in jointly controlled entities and increase in property, plant and equipment, investment properties, deferred tax assets, intangible assets, certain current assets and current liabilities, deferred taxation, finance leases and minority interests were mostly due to the effect of consolidating Citadines' results. Investment properties' increase due to addition of Citadines' assets totalling S$846 million was offset by decrease of S$330 million due to sale of The Ascott Singapore and Scotts Shopping Centre.

B.2 The net current liability position as at 31 Dec 2004 was mainly due to bank borrowings and finance leases of about S$530 million, of which S$467 million will mature in 1Q 2005. Refinancing of these bank loans has been arranged and legal documentation for refinancing these loans for terms between 3 to 7 years is expected to be completed by 1Q 2005.

1(b)(ii) **Group Borrowings (including finance leases)**

	As at 31/12/2004 S$'000	As at 31/12/2003 S$'000
Repayable in one year or less or on demand		
- Secured	277,942	118,809
- Unsecured	252,287	84,426
	530,229	203,235
Repayable after one year		
- Secured	355,720	319,121
- Unsecured	-	126,210
	355,720	445,331
Total	885,949	648,566

(a) Movement in the Group's bank borrowings in FY 2004 was mainly due to financing for the acquisition of the remaining stake in Citadines of S$182 million, consolidation of Citadines borrowings amounting to about S$347 million and finance leases of certain Citadines' investment properties amounting to S$57 million, offset by loan repayments with proceeds received from the disposal of The Ascott Singapore and Scotts Shopping Centre of S$345 million.

(b) The increase in unsecured borrowings repayable within one year was mainly due to reclassification of S$126.2 million unsecured loans that were previously classified as repayable after one year as at 31 December 2003.

Details of collateral

The borrowings of the Group are generally secured by :
- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale;
- Pledge of shares of some subsidiaries;
- Pledge of fixed deposits of a subsidiary; and
- Assignment of all rights and benefits with respect to the pledged properties

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	12 months ended 31/12/2004 S$'000	12 months ended 31/12/2003 S$'000
Operating Activities			
Net profit before taxation and minority interests		71,784	39,533
Adjustments for:			
Amortisation of deferred income		(2,756)	(2,417)
Depreciation of property, plant and equipment		9,489	9,246
Amortisation of investment properties		403	-
Loss / (gain) on disposal of:			
- property, plant and equipment		186	-
- properties held for sale		(772)	-
Finance costs		26,715	21,395
Interest income		(8,739)	(7,008)
Share of results of associates	A.3	(2,969)	(1,866)
Share of results of jointly controlled entities	A.4	(59)	(8,027)
Non-operating income (net)	A.5	(51,129)	(2,269)
Cashflow before changes in working capital		42,153	48,587
(Increase)/Decrease in Working Capital:			
Properties held for sale		4,613	8,655
Trade and other receivables		(1,258)	10,755
Other current assets		(139)	(233)
Trade and other payables		12,028	(2,958)
Cash generated from operations		57,397	64,806
Income tax paid		(10,100)	(9,459)
Proceeds from sale of golf memberships		3,720	2,088
Net cash inflow from operating activities		51,017	57,435
Investing Activities			
Interest received		8,360	7,008
Acquisition of property, plant and equipment		(14,849)	(12,339)
Proceeds from disposal of:			
- property, plant and equipment		186	2,485
- investment property		345,000	-
- subsidiary		-	44,419
- jointly controlled entity		23,237	-
Capital reduction in a jointly controlled entity and long term investment		4,744	-
Investment in associates and jointly controlled entities		(22,436)	(227,676)
Dividends from associates and jointly controlled entities		7,272	16,800
Recovery of renovation costs from an ex-retail tenant		2,250	-
Acquisition of investment properties and properties under development		(2,418)	(2,737)
Net cash flow on acquisition of subsidiaries		(113,796)	(1,183)
Other investing cashflow		-	(2,182)
Net cash inflow/(outflow) from investing activities		237,550	(175,405)
Financing Activities			
Proceeds from shares issued under share option scheme		1,228	578
Finance costs paid		(25,369)	(19,765)
Dividends paid to minority interest		(4,550)	-
(Repayment of) / proceeds from bank borrowings		(225,586)	167,358
Payment of finance lease liabilities		(541)	-
Fixed deposits pledged as securities		4,286	4,394
Dividends paid		(14,899)	(21,396)
Other financing cashflow		(2,319)	-
Net cash (outflow)/inflow from financing activities		(267,750)	131,169

	12 months ended	
	31/12/2004 S$'000	31/12/2003 S$'000
Increase in cash & cash equivalents	20,817	13,199
Cash and cash equivalents at beginning of the year	67,170	55,168
Effect of exchange rate changes on balances held in foreign currencies	(1,155)	(1,197)
Cash and cash equivalents at end of the year	86,832	67,170

Cash and cash equivalents at end of year comprises:

Cash & Bank Balances	117,229	88,621
Fixed deposits pledged as security for term loan	(17,682)	(21,451)
Bank overdraft	(12,715)	-
Cash and cash equivalents at end of the year	86,832	67,170

Explanatory notes to Cash Flow Statement

(i) Net cash inflow generated from operating activities in FY 2004 of S$51 million was more than sufficient to fund dividend and interest payments of S$45 million.

(ii) Net cash inflow generated from investing activities of S$237 million in FY 2004 comprised mainly proceeds from sale of The Ascott Singapore and Scotts Shopping Centre of S$345 million less cash payments for the acquisition of the remaining 50% of Citadines.

(iii) The repayment of bank borrowings of S$226 million was mainly from the net cash inflow generated from investing activities.

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Other Capital Reserve	Revenue Reserve	Foreign Currency Translation Reserve	Shareholders' Equity
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
GROUP											
At 1 January 2004	310,263	291,309	138,641	10,958	201	95,136	396,000	5,474	11,857	(17,916)	1,241,923
Effect of adopting FRS 103	-	-	-	(10,958)	-	-	-	-	42,427	-	31,469
As restated	310,263	291,309	138,641	-	201	95,136	396,000	5,474	54,284	(17,916)	1,273,392
Issue of shares under Share Option Plan	725	503	-	-	-	-	-	-	-	-	1,228
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(14,779)	(14,779)
Acquisition / Disposal of subsidiary	-	-	-	-	-	-	-	-	-	1,120	1,120
Net deficit on revaluation of investment properties	-	-	(33,876)	-	-	-	-	-	-	-	(33,876)
Share of deficit on revaluation of investment properties of associates and jointly controlled entities	-	-	(11,894)	-	-	-	-	-	-	-	(11,894)
Realisation of revaluation surplus on disposal of investment property	-	-	(18,360)	-	-	-	-	-	-	-	(18,360)
Profit for the year	-	-	-	-	-	-	-	-	52,471	-	52,471
Translation adjustment	-	-	(280)	-	(5)	-	-	-	-	-	(285)
Transfer from/(to)	-	-	-	-	308	-	-	-	(308)	-	-
Dividend paid	-	-	-	-	-	-	-	-	(14,899)	-	(14,899)
At 31 December 2004	310,988	291,812	74,231	-	504	95,136	396,000	5,474	91,548	(31,575)	1,234,118

	Share Capital	Share Premium	Revaluation Reserve	Reserve on Consol	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Other Capital Reserve	Revenue Reserve	Foreign Currency Translation Reserve	Shareholders' Equity
GROUP											
At 1 January 2003	309,918	291,076	142,018	10,148	146	95,136	396,000	5,474	12,773	(6,565)	1,256,124
Issue of shares under Share Option Plan	345	233	-	-	-	-	-	-	-	-	578
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(11,351)	(11,351)
Acquisition of subsidiary	-	-	-	810	-	-	-	-	-	-	810
Net deficit on revaluation of investment properties / properties under development	-	-	(2,954)	-	-	-	-	-	-	-	(2,954)
Share of deficit on revaluation of investment properties of associates and jointly controlled entities	-	-	1,488	-	-	-	-	-	-	-	1,488
Profit for the year	-	-	-	-	-	-	-	-	18,483	-	18,483
Transfer from revenue reserve	-	-	-	-	60	-	-	-	(60)	-	-
Dividends paid	-	-	-	-	-	-	-	-	(19,339)	-	(19,339)
Translation adjustment	-	-	(1,911)	-	(5)	-	-	-	-	-	(1,916)
At 31 December 2003	310,263	291,309	138,641	10,958	201	95,136	396,000	5,474	11,857	(17,916)	1,241,923

	Share Capital	Share Premium	Revaluation Reserve	Capital Reduction Reserve	Revenue Reserve	Foreign Currency Translation Reserve	Shareholders' Equity
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
COMPANY							
At 1 January 2004	310,263	48,829	18,695	95,136	26,001	(313)	498,611
Issue of shares under Share Option Plan	725	503	-	-	-	-	1,228
Foreign currency translation differences	-	-	-	-	-	(1,136)	(1,136)
Realisation of revaluation surplus on disposal of investment property	-	-	(18,695)	-	-	-	(18,695)
Profit for the year	-	-	-	-	51,414	-	51,414
Dividends paid	-	-	-	-	(14,899)	-	(14,899)
At 31 December 2004	310,988	49,332	-	95,136	62,516	(1,449)	516,523
At 1 January 2003	309,918	48,596	18,695	95,136	40,190	831	513,366
Issue of shares under Share Option Plan	345	233	-	-	-	-	578
Foreign currency translation differences	-	-	-	-	-	(1,144)	(1,144)
Profit for the year	-	-	-	-	5,150	-	5,150
Dividends paid	-	-	-	-	(19,339)	-	(19,339)
At 31 December 2003	310,263	48,829	18,695	95,136	26,001	(313)	498,611

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2003, the issued and paid up capital of the Company increased by S$724,300 to S$310,987,618 as a result of the exercise of share options by some participants of The Ascott Share Option Plan (the "Plan").

Share Options

As at 31 December 2004, there were 50,608,500 (31/12/03: 52,389,000) unissued ordinary shares of S$0.20 each of the Company under the Plan. Movements are as follows:

As at 1 January 2004	52,389,000
Granted during the financial period	11,232,000
Cancelled/Lapsed during the financial period	(9,391,000)
Exercised during the financial period	(3,621,500)
As at 31 December 2004	50,608,500

Performance Shares

As at 31 December 2004, there were 3,200,000 (31/12/03: 3,200,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. Movements are as follows:

As at 1 January 2004	3,200,000
Granted during the financial period	1,000,000
Cancelled/Lapsed during the financial period	(1,000,000)
As at 31 December 2004	3,200,000

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

Except for the early adoption of Financial Reporting Standard ("FRS") 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets, the Group adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2003. Please refer to Paragraph 5 for more details on the change of accounting policy.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

On 1 July 2004, the Council on Corporate Disclosure and Governance issued FRS 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. These standards are to be applied to the accounting for business combinations for annual periods beginning on or after 1 July 2004. However, early adoption of these standards is permitted and must be applied prospectively from the same date.

The Group adopted FRS 103, revised FRS 36 and revised FRS 38 with effect from 1 January 2004. These standards are applied on a prospective basis effective 1 January 2004 and accordingly figures for the financial year 2004 have been adjusted to take into account the requirements of the above new and revised standards. The effect of the early adoption is as follows:

	Ref	Group S$'000
Profit before non-operating income		14,358
Portfolio gains	A.5	35,895
Impairment loss and other provisions	A.5	(29,740)
The Group's share of associates' and jointly controlled entities' non-operating loss (mainly revaluation deficits)	A.5	(14,223)
Net profit before change in accounting policy		6,290
Increase in net profit for FY 2004		
- Negative goodwill recognized upon acquisition of 2nd 50% of Citadines	A.5	44,974
- Cessation of goodwill amortization upon adoption of FRS103		1,207
Net profit after change in accounting policy		52,471
Increase in opening revenue reserve at 1 January 2004 due to transfer of negative goodwill on adoption of FRS103		
- Relating to acquisition of 1st 50% of Citadines		30,479
- Relating to previous business combinations		11,948
		42,427

6. **Earnings in cents per ordinary share based on profits attributable to Members of the Company**

	GROUP 3 months ended		GROUP 12 months ended	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
(i) Based on existing issued share capital (cts) #	0.38	(0.21)	3.38	1.19
(ii) On a fully diluted basis (cts) +	0.38	(0.21)	3.36	1.19

Net earnings per share calculation is based on the weighted average number of 1,553,227,634 shares of S$0.20 each in issue in FY 2004 (FY 2003: 1,550,002,884 shares) taking into consideration the issue of 3,621,500 ordinary shares upon exercise of share options.

+ The fully diluted earnings per share is based on the weighted average number of 1,561,685,980 shares of S$0.20 each in issue for financial year 2004 (FY 2003: 1,556,458,203 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

7. **Net asset value per ordinary share (cents)**

	GROUP	
	31/12/2004	31/12/2003
NAV per share	79.4	80.1

Net asset value per share calculation is based on the issued shares of 1,554,938,092 as at 31 December 2004 (31 December 2003: 1,551,316,592 shares).

The slight decrease in NAV per share was mainly due to revaluation deficits of investment properties and loss arising from translation of net foreign currency denominated assets charged directly to reserves.

8(i) Group Performance Review

(a) Revenue

	Ref	3 months ended 31 December 2004 S$' million	2003 S$' million	Variance S$'M	%	12 months ended 31 December 2004 S$' million	2003 S$' million	Variance S$'M	%
Serviced Residence		76.7	41.9	34.8	*83*	202.0	151.1	50.9	*34*
Retail		3.2	7.3	(4.1)	*(56)*	24.5	32.1	(7.6)	*(24)*
Residential & Others		3.0	3.2	(0.2)	*(6)*	12.4	17.0	(4.6)	*(27)*
	1(a)(i)	82.9	52.4	30.5	*58*	238.9	200.2	38.7	*19*

Revenue for 4Q 2004 increased by 58% over 4Q 2003 to S$82.9 million, driven by expansion and growth in the Group's serviced residence segment in line with the Group's strategy to grow its brand and develop a strong global presence.

Revenue for the serviced residence segment grew by 83% to S$76.7 million in 4Q 2004. The increase was mainly due to revenue growth in Europe, following completion of the acquisition of the Citadines group in October 2004. Revenue for the retail segment decreased to S$3.2 million in 4Q 2004 as Scotts Shopping Centre was sold in September 2004 and part of Liang Court Shopping Centre was closed for major renovation works.

For FY 2004, the Group's revenue increased 19% to S$238.9 million from S$200.2 million in FY 2003. The increase was mainly in the serviced residence segment which saw a 34% increase in revenue to S$202.0 million. The revenue growth was achieved across all regions where the Group operates. These were partly offset by lower revenue from retail and residential segments, in line with the Group's strategy to phase out the retail and residential segments and focus and grow its serviced residence segment.

(b) Operating EBITDA

	Ref	3 months ended 31 December 2004 S$' million	2003 S$' million	Variance S$'M	%	12 months ended 31 December 2004 S$' million	2003 S$' million	Variance S$'M	%
Serviced Residence		9.2	5.4	3.8	*70*	54.9	41.2	13.7	*33*
Retail		2.0	4.7	(2.7)	*(57)*	13.4	19.0	(5.6)	*(29)*
Residential & Others		0.4	1.3	(0.9)	*(69)*	3.2	4.3	(1.1)	*(26)*
	A.10	11.6	11.4	0.2	*2*	71.5	64.5	7.0	*11*

Operating EBITDA in 4Q 2004 for the serviced residence segment improved 70% to S$9.2 million. The increase was mainly attributable to improved operating performance in Singapore and China due to higher revenue per available room ("Revpar") achieved and expansion of the Group's business in Europe. EBITDA for the retail and residential segments was lower due to reduced level of business as the Group continues to phase out of these segments to focus on its serviced residence segment. Overall, the Group's operating EBITDA in 4Q 2004 was higher than the corresponding period last year.

In FY 2004, the Group's operating EBITDA improved by S$7.0 million or 11%, from S$64.5 million in FY 2003 to S$71.5 million in FY 2004. EBITDA from the serviced residence segment grew 33% to S$54.9 million, mainly due to better performance by the Group's operations in Singapore and China and higher contributions from Europe. These more than offset the higher start-up losses of new properties in Australia and lower contributions from the retail and residential segments due to the sale of Scotts Shopping Centre and closure of part of Liang Court Shopping Centre for major renovation works.

(c) Net Profit

	Ref	3 months ended 31 December 2004	3 months ended 31 December 2003	Variance S$'M	Variance %	12 months ended 31 December 2004	12 months ended 31 December 2003	Variance S$'M	Variance %
		S$' million				S$' million			
Net profit									
Operating profit		0.9	(1.8)	2.7	*150*	15.6	12.8	2.8	*22*
Non-operating income (net)	A.5	5.0	(1.4)	6.4	*449*	36.9	5.7	31.2	*546*
Net Profit attributable to shareholders	1(a)(i)	5.9	(3.2)	9.1	*285*	52.5	18.5	34.0	*184*

The Group achieved a marked improvement in 4Q 2004 results, from a net loss of S$3.2 million in 4Q 2003 to a net profit of S$5.9 million in 4Q 2004. Excluding non-operating income, operating profit improved 150% or S$2.7 million from a loss of S$1.8 million in 4Q 2003 to S$0.9 million profit in 4Q 2004.

FY 2004 net profit attributable to shareholders increased S$34 million or 184% from S$18.5 million last year to S$52.5 million. Excluding non-operating income, operating profit of S$15.6 million was a 22% improvement over FY 2003, arising from higher contributions from Singapore, China and Europe.

8(ii) **Additional Information:-**

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned (wholly, majority and minority), leased and managed properties (i.e System-Wide).

Revenue Analysis (System-Wide)	3 months ended 31 December				12 months ended 31 December			
	2004		2003		2004		2003	
	S$'M	%	S$'M	%	S$'M	%	S$'M	%
Singapore	11.2	7	9.2	7	43.4	7	35.4	7
South East Asia	26.1	17	23.2	17	99.0	17	91.3	18
North Asia	24.1	16	21.1	15	93.3	16	77.6	15
Australia and New Zealand	13.3	9	12.4	9	51.1	9	43.0	9
Europe	76.5	51	71.2	52	304.0	51	255.2	51
	151.2	100	137.1	100	590.8	100	502.5	100

Key Markets Review – 4Q 2004

Singapore

The Group's operations in Singapore achieved Revpar of S$122 for 4Q 2004 against S$111 for 4Q 2003. Stronger performance was achieved by capitalizing on the improved market conditions in Singapore and this was reflected in higher achieved occupancy rates. However, rental rates remained competitive as many companies continued to keep tight control on their staff housing budgets.

South East Asia
(Vietnam, Thailand, Indonesia, Philippines and Malaysia)

The South East Asian countries remained strong markets for the Group.

Vietnam's Revpar continued to be stable and leads the market for comparable properties at about S$112 in 4Q 2004. The Group's superior performance in Vietnam has been officially recognized. Somerset Ho Chi Minh City received the prestigious award of Certificate of Excellence from Vietnam's Ministry of Planning and Investment for quality management and contributions to Vietnam's business environment and economy over the last 10 years.

Thailand's 4Q 2004 Revpar increased to S$73 from S$65 in 4Q 2003. Revpar growth was in line with the recovering hospitality industry, after the SARS outbreak in 2003. The new Ascott Sathorn was officially declared opened in October 2004 by the Honorable Deputy Prime Minister of Thailand and the National Development Minister from Singapore. The property was well received and was able to ramp up its occupancies very quickly in a relatively short period.

Indonesia's Revpar was maintained at S$58 in 4Q 2004 despite a challenging business environment and continued security concerns in the country.

Philippines' Revpar improved from S$53 in 4Q 2003 to S$65 in 4Q 2004. Improvements were delivered through focused marketing efforts in targeted industries. These results were achieved despite oversupply and rate cutting among hotels, serviced residences and leased condominiums amidst a relatively flat growth in demand.

Malaysia's Revpar was slightly lower at S$86 in 4Q 2004 as compared to S$88 in 4Q 2003. The marginal drop was due to a slower pick up in the leasing demand from new expatriates.

North Asia
(China and Japan)

China's overall Revpar of S$138 for 4Q 2004 was higher than the S$125 for the same period last year. Serviced residence demand grew with the increased arrivals of expatriates from multinational companies who have expanded their operations or set up offices in China. There were also more expatriates from Japan and Korea, from the automobile and energy sectors. All our properties in China were performing better than the same period last year, except for Somerset Xu Hui, Shanghai, which was undergoing refurbishment works in 4Q 2004.

Japan achieved Revpar of S$156 in 4Q 2004, an improvement from S$136 in 4Q 2003. This was the result of Japan's gradually recovering economy and improved consumer and business sentiment. Target marketing, cost and yield management were focus areas for this period.

Australia and New Zealand

Overall Revpar for the Group's serviced residences in Australia and New Zealand had increased from S$115 in 4Q 2003 to S$120 in 4Q 2004 despite difficult conditions caused by oversupply in the market. In Hobart, our properties continued to perform well. Strong revenues were maintained and rates continued to lead the market. Somerset on the Pier in Hobart continued to keep its position as a preferred residence in the city, by winning the Tasmanian Tourism Award for the deluxe accommodation category for the second year running.

Europe

The Group's serviced residences in Europe performed better in 4Q 2004 as compared to the same period last year. Europe's Revpar improved from S$130 in 4Q 2003 to S$134 in 4Q 2004.

In the challenging French market, the higher GDP growth had not translated into a recovery for the hospitality sector. However, our Citadines residences continued to hold their market share while maintaining good revenue performance. In the provinces, our properties achieved higher revenue with good yield management. Revpar for France was maintained at about S$113.

In United Kingdom, our properties performed well with increased occupancy and rates from recovery of the hospitality sector. Revpar for United Kingdom improved from S$168 in 4Q 2003 to S$182 in 4Q 2004.

In other parts of Europe where the Group operates (Germany, Belgium and Spain), Revpar improved from S$127 in 4Q 2003 to S$129 in 4Q 2004.

<u>*Note :*</u>

The system-wide revenue and Revpar for 2003 have been translated at 2004 exchange rates for analysis purposes.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

In the 3Q 2004 announcement, it was stated that:

"Profit for 4Q 2004 is, however, expected to be lower than 3Q 2004 as 3Q 2004 results had included the gain of S$30.9 million from the disposal of Scotts Shopping Centre and The Ascott Singapore. FY2004 will be profitable and the net profit for FY2004 is expected to be higher than FY2003."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. Prospects

The economic and business outlook for the global hospitality industry remains positive for 2005. The Group is focused on growing its brands profitably with selective strategic overseas expansion and maintaining its high level of service and product consistency across regions. With the expanded presence in Europe through Citadines and new properties in Dubai, South Korea, China and Malaysia to be opened in 2005, the Group is well positioned to increase its global reach and benefit from economies of scale. The Group will continue to assess new investments and redeploy resources to achieve accretive growth.

We expect profit from operations for FY 2005 to be higher than FY2004. However, portfolio gain from sale of assets is likely to be lower than FY 2004.

11. Dividends

The Board of Directors is recommending the payment of a first and final dividend comprising: -

(a) Present Period

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend Rate	6% per ordinary share less tax	6% per ordinary share less tax
Dividend per share (gross)	1.2 cts	1.2 cts
Par value of shares	20 cts	20 cts
Tax Rate	20%	20%

(b) Previous Corresponding Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	6% per ordinary share less tax
Dividend per share (gross)	1.2 cts
Par value of shares	20 cts
Tax Rate	20%

(c) Total Annual Dividend

	Year Ended	
	31.12.04	31.12.03
Summary of dividend proposed per share		
First and Final after tax @ 20% (FY 2003: 20%)	0.96 cts	0.96 cts
Bonus after tax @ 20%	0.96 cts	
Total annual dividend after tax (S$'000)	29,855	14,899

The above represents a total gross dividend rate of 12% per ordinary share for the financial year 2004. No interim dividend was paid during the year.

The proposed dividends, if approved at the Annual General Meeting to be held on 22 April 2005, will be paid on 20 May 2005.

Closure of Books

Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividends at the Annual General Meeting to be held on 22 April 2005, the Share Transfer Books and Register of Members of the Company will be closed from 11 May 2005 to 12 May 2005, both dates inclusive. Duly completed transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 10 May 2005 will be registered to determine shareholders' entitlement to the proposed dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the proposed dividends will be paid by the Company to CDP which will in turn distribute dividend entitlements to shareholders.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	4Q 2004	4Q 2004
	S$'000	S$'000
CapitaLand Limited and its associates		
Renovation and improvement works	-	244
Engagement of technical services for the upgrading of Liang Court Shopping Centre	-	552
Temasek Holdings (Private) Ltd and its associates		
Supply of energy	-	805

*The aggregate value is for the contract period

13. Segment Revenue and Results

2004	Serviced Residence S$'000	Retail S$'000	Residential & Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	202,056	24,524	12,357	238,937
Inter-segment revenue	-	255	-	255
Total revenue	202,056	24,779	12,357	239,192
Inter-segment eliminations				(255)
Total revenue				238,937
Segment results				
Net profit before interest, tax, depreciation and amortisation	30,617	12,589	2,942	46,148
Share of results of:				
Associates	2,982	-	(13)	2,969
Jointly controlled entities	59	-	-	59
Comprising:				
Share of operating results:				
Associates	2,364	-	(13)	2,351
Jointly controlled entities	14,900	-	-	14,900
Share of net non-operating income / (loss):				
Associates	618	-	-	618
Jointly controlled entities	(14,841)	-	-	(14,841)
Non-operating income (net)	50,604	23,845	(23,320)	51,129
Depreciation and amortisation	(8,568)	(696)	(628)	(9,892)
Exchange (loss) / gain	(666)	-	13	(653)
Interest income	7,711	798	230	8,739
Segment results	**82,739**	**36,536**	**(20,776)**	**98,499**
Finance cost				(26,715)
Profit before tax				71,784
Taxation				(12,732)
Minority interests				(6,581)
Net profit for the year				52,471

2003	Serviced Residence S$'000	Retail S$'000	Residential &Others S$'000	Consolidated S$'000
Revenue				
Total revenue from external customers	151,155	32,064	17,026	200,245
Inter-segment revenue	-	604	-	604
Total revenue	151,155	32,668	17,026	200,849
Inter-segment eliminations				(604)
Total revenue				200,245
Segment results				
Net profit before interest, tax, depreciation and amortisation and non-operating items	29,768	18,881	3,969	52,618
Share of results of:				
Associates	1,870	-	(4)	1,866
Jointly controlled entities	8,027	-	-	8,027
Comprising:				
Share of operating results:				
Associates	1,870	-	(4)	1,866
Jointly controlled entities	4,585	-	-	4,585
Share of net non-operating income / (loss):				
Associates	-	-	-	-
Jointly controlled entities	3,442	-	-	3,442
Non-operating income (net)	83	2,186	-	2,269
Depreciation and amortisation	(7,603)	(857)	(786)	(9,246)
Exchange loss	(1,614)	-	-	(1,614)
Interest income	6,555	69	384	7,008
Segment results	**37,086**	**20,279**	**3,563**	**60,928**
Finance cost				(21,395)
Profit before tax				39,533
Taxation				(15,203)
Minority interests				(5,847)
Net profit for the year				18,483

14. Breakdown of Sales

	GROUP 2004 S$'000	2003 S$'000	% +/-
(a) Turnover reported for first half year	105,422	101,167	4
(b) Operating profit/(loss) after tax before minority interests reported for first half year	20,835	17,436	19
(c) Turnover reported for second half year	133,515	99,078	35
(d) Operating profit/(loss) after tax before minority interests reported for second half year	38,217	6,894	454

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Shan Tjio
Company Secretary

Singapore
2 February 2005

82 - 4507



THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

February 2, 2005
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott's Profit Surges 184%, Gives Bonus Dividend

A. Group

	Q4 04 *S$m*	Q4 03 *S$m*	*Growth*	**FY 04** *S$m*	FY 03 *S$m*	*Growth*
Revenue	**82.9**	52.4	*58%* ↑	**238.9**	200.2	*19%* ↑
Net Profit	**5.9**	(3.2)	*285%* ↑	**52.5**	18.5	*184%* ↑
Earnings per share - diluted	-	-	-	**3.36 cts**	1.19 cts	182%↑

B. Serviced Residence Segment

Revenue	**76.7**	41.9	*83%* ↑	**202.0**	151.1	*34%* ↑

C. Dividend

Gross Dividend of 12% or 1.92 cts per share after tax
Comprising first and final dividend 6% + bonus dividend 6%

The Ascott Group's net profit surged 184 per cent to S$52.5 million in 2004, on the back of a 19 per cent increase in group revenue.

This was due to the stronger performance of its serviced residences in Singapore, China and Europe.

The higher profit also included portfolio gains from the divestment of Scotts Shopping Centre and The Ascott Singapore, and negative goodwill from the group's acquisition of the remaining 50 per cent stake in Citadines. This was partly offset by deficits in revaluation of certain properties and provisions.

The group's 2004 revenue grew 19 per cent to S$238.9 million, driven by a 34 per cent increase in revenue in its serviced residence segment. The revenue growth was achieved across all regions where the group operates.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

Higher Fourth Quarter Profit

Ascott recorded a marked improvement in its fourth quarter 2004 results, achieving a fourth quarter net profit of S$5.9 million compared to a loss of S$3.2 million in the same period 2003.

Group fourth quarter revenue increased by 58 per cent to S$82.9 million, led by an 83 per cent surge in serviced residence revenue. This was mainly due to the expansion of its business in Europe, following completion of its acquisition of Citadines.

Ascott's directors are recommending a gross dividend of 12 per cent or 1.92 cents per share after tax. This comprises a first and final gross dividend of six per cent, and a bonus gross dividend of another six per cent.

Improving Performance

Mr Lim Chin Beng, Ascott's chairman, said: "Ascott has made significant progress in the effective reallocation of capital and in strengthening its serviced residence business.

"Last year, it divested some assets in Singapore and redeployed the capital to acquire the Citadines chain in Europe. Ascott now has a more diversified earnings base, and a springboard for further expansion in Europe. The company will continue to monetise assets and invest in new serviced residence projects to achieve accretive growth."

Mr Liew Mun Leong, Ascott's deputy chairman and president and CEO of its parent company CapitaLand Limited, said: "With its extensive global footprint and its core operating business doing well, Ascott has become an added profit driver to the CapitaLand group's earnings."

Mr Cameron Ong, Ascott's chief executive officer, said: "Ascott has effectively leveraged on its combined larger customer base to increase cross-selling across regions and accelerate sales growth. Looking ahead, with new serviced residences opening this year in South Korea, China, Malaysia and Dubai, and the integration of Citadines' 5,000 serviced apartments in Europe, the company is well positioned to benefit from the greater economies of scale."

He added that Ascott plans to expand further its presence in China, Japan, Singapore, Thailand and continental Europe over the next few years. It will achieve the growth through a mix of equity participation and leases, and by securing more management contracts which will increase its fee-based income.

Outlook

Mr Ong said that the business outlook for the global hospitality industry for 2005 is positive. Ascott's profit from operations in 2005 is expected to be higher than in 2004. However, its portfolio gain from the sale of assets is likely to be lower than in 2004.

Mr Ong added that since The Ascott Group was formed in November 2000 through a merger between The Ascott Limited and Somerset Holdings Limited, the group has largely achieved its goal to transform into a pure play serviced residence company, with substantial overseas operations.

Today, 85 per cent of its revenue is derived from its serviced residence business, and 81 per cent of its revenue is generated from outside Singapore.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : February 2, 2005

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. The group took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating & Financial Review awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

End

THE ASCOTT GROUP PORTFOLIO

		Owned / Managed / Leased	Units	Country Sub-total
A.	**SERVICED RESIDENCES**			
A.1	**SOUTHEAST ASIA – 3,933 units in 24 properties**			
	Singapore			
1	The Ascott Singapore	Managed	153	
2	Somerset Bencoolen (start-up Q3 2004)*	Managed	107	
3	Somerset Grand Cairnhill	Owned (100%)	144	
4	Somerset Compass	Leased	72	
5	Somerset Liang Court	Owned (100%)	193	
6	Somerset Orchard	Owned (100%)	88	**757 units in 6 properties**
	Indonesia			
	Jakarta			
7	The Ascott Jakarta	Owned (85%)	198	
8	Somerset Grand Citra	Owned (57%)	206	
	Surabaya			
9	Puri Darmo Apartments	Managed	92	
10	Somerset Surabaya	Managed	509	**1,005 units in 4 properties**
	Malaysia			
	Kuala Lumpur			
11	The Ascott Kuala Lumpur	Owned (50%)	221	
12	*Somerset Bukit Ceylon, (opening Q4 2005)#*	Owned (48 units)	96	
	Kuching			
13	Somerset Gateway	Managed	73	**390 units in 3 properties**
	Philippines			
	Manila			
[illegible]	Somerset Millennium	Owned (69 units)	138	
15	Somerset Olympia	Managed	116	
16	Somerset Salcedo	Owned (71 units)	150	**404 units in 3 properties**
	Thailand			
	Bangkok			
17	The Ascott Sathorn, Bangkok (start-up Q4 2004)*	Owned (40%)	177	
18	Somerset Lake Point	Managed	358	
19	Somerset Suwan Park View	Managed	152	
20	Omni Tower	Managed	127	**814 units in 4 properties**
	Vietnam			
	Hanoi			
21	Somerset Grand Hanoi	Owned (61%)	185	
22	Somerset West Lake	Owned (70%)	62	
	Ho Chi Minh City			
23	Somerset Chancellor Court	Owned (40%)	151	
24	Somerset Ho Chi Minh City	Owned (64%)	165	**563 units in 4 properties**
A.2	**NORTH ASIA – 2,727 units in 14 properties**			
	China			
	Beijing			
25	The Ascott Beijing	Owned (30%)	272	
26	Somerset Grand Fortune Garden	Owned (81 units)	221	
[illegible]	Luxury Serviced Residence	Managed	100	
	Guangzhou			
28	*The Ascott Guangzhou* (opening 2007/8) #	Owned (38%)	192	
	Shanghai			
29	The Ascott Pudong	Owned (124 units)	248	
30	Somerset Grand Shanghai	Managed	334	
31	Somerset Xu Hui	Owned (100%)	167	
32	*Citadines Jinqiao (opening Q3 2005) #*	Managed	260	
	Suzhou			
33	*Somerset Chongrui (opening Q1 2006) #*	Managed	167	
	Tianjin			
34	Somerset Olympic Tower	Managed	169	
	Dalian			
35	Somerset Harbour Court	Managed	106	**2,236 units in 11 properties**
	Japan			
	Tokyo			
36	Somerset Azabu East	Managed	79	
37	Somerset Roppongi	Owned (40%)	64	**143 units in 2 properties**
	Korea			
	Seoul			
38	*Somerset Palace (opening Q2 2005)#*	Managed	348	**348 units in 1 property**

* Start-up, less than a year of operation # Project under development, and has not opened

A.3	AUSTRALIA / NZ – 1053 units in 13 properties	Owned / Managed / Leased	Units	Country Sub-total
	Australia			
	Sydney			
39	Somerset Darling Harbour	Leased	119	
40	Somerset North Ryde	Leased	173	
41	Oakford City West	Leased	31	
	Melbourne			
42	Somerset Botanic Gardens	Managed	127	
43	Somerset Gordon Place	Leased	64	
44	Somerset on Elizabeth	Leased	135	
45	Oakford Gordon Towers	Leased	54	
46	Oakford on Collins	Leased	55	
47	Oakford on Lygon	Leased	53	
48	Oakford The Mews	Leased	40	
	Hobart			
49	Somerset on the Pier	Leased	56	
50	Somerset on Salamanca	Leased	18	**925 units in 12 properties**
	New Zealand			
	Auckland			
51	The Ascott Metropolis	Leased	128	**128 units in 1 property**

A.4	EUROPE – 5,571 units in 51 properties			
	United Kingdom			
	London			
52	The Ascott Mayfair	Owned (50%)	56	
53	Somerset Bayswater	Owned (50%)	195	
54	Somerset Bishopsgate	Managed	48	
55	Somerset Kensington Gardens	Managed	40	
56	Somerset Prince's Square	Managed	37	
57	Somerset Queen's Gate Gardens	Owned (50%)	106	
58	Somerset Roland Gardens	Owned (50%)	94	
59	Citadines Barbican	Owned (100%)	129	
60	Citadines Holborn-Covent Garden	Leased	192	
61	Citadines South Kensington	Owned (65%)	92	
62	Citadines Trafalgar Square	Owned (100%)	187	**1,176 units in 11 properties**
	France			
	Paris			
63	Citadines Austerlitz	Owned (100%)	49	
64	Citadines Bastille Marais	Leased	138	
65	Citadines Bastille Nation	Leased	97	
66	Citadines Didot Alésia	Owned (100%)	79	
67	Citadines Haussmann-Champs Elysées	Managed	53	
68	Citadines La Défense	Managed	234	
69	Citadines Les Halles	Owned (100%)	189	
70	Citadines Louvre	Leased	51	
71	Citadines Maine-Montparnasse	Owned (100%)	67	
72	Citadines Montmartre	Owned (104 units)	114	
73	Citadines Opéra-Grands Boulevards	Leased	76	
74	Citadines Opéra Vendôme	Managed	57	
75	Citadines Place d'Italie	Owned (100%)	168	
76	Citadines Saint-Germain-des-Prés	Leased	204	
77	Citadines Tour Eiffel	Owned (100%)	104	
78	Citadines Trocadéro	Owned (100%)	97	
79	Citadines Voltaire République	Owned (100%)	75	
	Outside Paris			
80	Citadines Aix Forbin	Managed	141	
81	Citadines Aix Jas de Bouffan	Leased	125	
82	Citadines Bordeaux Mériadeck	Leased	118	
83	Citadines Cannes Carnot	Owned (100%)	58	
84	Citadines Ferney Voltaire, Genève	Leased	127	
85	Citadines Gaillard	Managed	108	
86	Citadines Grenoble	Owned (100 units)	107	
87	Citadines Lille Centre	Owned (100%)	101	
88	Citadines Lyon Part-Dieu	Leased	97	
89	Citadines Lyon Presqu'île	Owned (100%)	116	
90	Citadines Marseille Castellane	Owned (100%)	97	

* Start-up, less than a year of operation # Project under development, and has not opened

A.4	Europe, France cont'd	Owned / Managed / Leased	Units	Country Sub-total
91	Citadines Marseille Centre	Leased	101	
92	Citadines Marseille Prado Chanot	Owned (100%)	77	
93	Citadines Montpellier Antigone	Owned (100%)	125	
94	Citadines Montpellier Sainte-Odile	Leased	147	
95	Citadines Nice Buffa	Leased	35	
96	Citadines Nice Promenade	Leased	81	
97	Citadines Strasbourg Kléber	Leased	107	
98	Citadines Toulouse Wilson	Leased	104	**3,824 units in 36 properties**
	Belgium			
	Brussels			
99	Citadines Sainte-Catherine	Owned (100%)	169	
100	Citadines Toison d'Or	Owned (65%)	153	**322 units in 2 properties**
	Germany			
	Berlin			
101	Citadines Olivaer Platz	Owned (100%)	118	**118 units in 1 property**
	Spain			
	Barcelona			
102	Citadines Ramblas	Owned (65%)	131	**131 units in 1 property**

A.5	GULF REGION – 271 units in 2 properties			
	United Arab Emirates			
	Dubai			
103	*Somerset Al Majara, Dubai Marina (opening Q2 2005)#*	Managed	90	
104	*The Ascott Burj Dubai, (opening Q1 2006)#*	Managed	181	**271 units in 2 properties**

Subtotal: Serviced Residence Units – 13,555 units in 104 properties

B. CORPORATE LEASING – 681 units in 11 properties

			Owned / Managed / Leased	Units	Country Sub-total
105	The Heritage	The Heritage Singapore	Leased	33	
	Other Residences				
106	**Singapore**	Riverdale Residence	Leased	37	70
107	**Australia**	The Ultimate Apartments, Melbourne	Leased	19	19
108	**Indonesia**	Country Woods, Jakarta	Owned (100%)	251	251
109	**Japan**	Green Park Akasaka, Tokyo	Managed	90	
110		Nakameguro Residence, Tokyo	Managed	10	
111		Nibancho Park Forest, Tokyo	Managed	48	
112		Shochiku Square Residence, Tokyo	Managed	45	193
113	**Malaysia**	Suasana Sentral Residences, Kuala Lumpur	Managed	54	54
114	**United Kingdom**	St Marks, London	Leased	80	
115		Zinc House, London	Managed	14	94

Summary

A. PORTFOLIO GRAND TOTAL: 14,236 units in 115 properties across 40 cities in 17 countries
- **A1. Serviced Residences – 13,555 units in 104 properties**
- **A2. Corporate Leasing – 681 units in 11 properties**

B. PORTFOLIO BREAKDOWN – Owned: 6,642 units in 48 properties, Managed: 4,627 units in 34 properties, Leased: 2,967 units in 33 properties

C. PROPERTIES TO BE OPENED
794 units in four properties in 2005 – Dubai, Seoul, Shanghai, Kuala Lumpur
348 units in two properties in 2006 – Suzhou, Dubai
192 units in one property in 2007 – Guangzhou

* Start-up, less than a year of operation # Project under development, and has not opened

THE ASCOTT GROUP LIMITED
(Incorporated in Singapore)
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ASSET VALUATIONS

The Board of Directors of the Company wishes to announce the independent valuations of the following significant investment properties of the Group :-

Properties		Valuation
Date of Valuation : Name of Valuer : Description of Property :	October 2004 Premas International 177 and 177B River Valley Road, Liang Court Shopping Centre & Somerset Liang Court, Singapore	S$268,300,000
Date of Valuation : Name of Valuer : Description of Property :	October 2004 Jones Lang LaSalle 15 Cairnhill Road, Cairnhill Place/Somerset Grand Cairnhill, Singapore	S$152,800,000
Date of Valuation : Name of Valuer : Description of Property :	September 2004 CB Richard Ellis Somerset Grand Hanoi 49 Hai Ba Trung Street Hoan Kiem District, Hanoi, Vietnam	US$62,973,000
Date of Valuation : Name of Valuer : Description of Property :	September 2004 CB Richard Ellis Somerset Chancellor Court 21–23 Nguyen Thi Minh Khai Street, District 1, Ho Chi Minh, Vietnam	US$41,895,000

Properties		Valuation
Date of Valuation : Name of Valuer : Description of Property :	October 2004 Debenham Tie Leung The Ascott Pudong Lot D4-2, No. 3 Pudong Avenue	US$39,230,000
Date of Valuation : Name of Valuer : Description of Property :	November 2004 Jones Lang LaSalle Citadines Tour Eiffel 132 Boulevard de Grenelle, 75015 Paris, France	€31,800,000
Date of Valuation : Name of Valuer : Description of Property :	November 2004 Jones Lang LaSalle Citadines Les Halles 4 Rue des Innocents, 75001 Paris, France	€51,300,000
Date of Valuation : Name of Valuer : Description of Property :	November 2004 Jones Lang LaSalle Citadines Trocadero 29 Bis, Rue Saint-Didier, 75116 Paris, France	€32,600,000
Date of Valuation : Name of Valuer : Description of Property :	November 2004 Jones Lang LaSalle Citadines Barbican 7-21 Goswell Road, London EC 1M 7AH, UK	£19,700,000
Date of Valuation : Name of Valuer : Description of Property :	November 2004 Jones Lang LaSalle Citadines Trafalgar Square 18-21 Northumberland Avenue, London WC2N 5EA, UK	£38,400,000
Date of Valuation : Name of Valuer : Description of Property :	November 2004 Jones Lang LaSalle Citadines Ramblas Barcelona Ramblas 122, 08002 Barcelona, Spain	€33,600,000

A copy of the valuation report is available for inspection at the Company's registered office at 8 Shenton Way #13-01 Temasek Tower, Singapore 068811 during normal business hours for 3 months from today.

By order of the Board

Shan Tjio
Company Secretary
2 February 2005

kk/C:\Documents and Settings\KELLYN.KEONG.THE-ASCOTT\Desktop\D Drive\TAGL\SGX\Announcement2005\General\Asset valuation (full).doc



AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

2 February 2005

ALLOTMENT OF NEW STAPLED SECURITIES

Australand Property Group ("Australand") advises that it today allotted 21,456,314 new stapled securities. Of these, 3,625,928 new stapled securities were allotted under Australand's Distribution Reinvestment Plan ("DRP") and 17,830,386 new stapled securities ("Shortfall Securities") were allotted pursuant to a DRP underwriting agreement with Goldman Sachs JBWere dated 13 December 2004.

Australand advises that in relation to the Shortfall Securities:

(a) it has issued the Shortfall Securities without disclosure to investors under Part 6D.2 of the Corporations Act (Cwlth) 2001 (the "Act") and without a Product Disclosure Statement (as that term is defined in the Act) being prepared;

(b) this notification is being given under sub-section 708A(5)(e) and 1012DA(5)(e) of the Act;

(c) Australand as the issuer of the Shortfall Securities is subject to regular reporting and disclosure obligations;

(d) as at the date of this notice, Australand has complied with:

 (i) the provisions of Chapter 2M of the Act as it applies to Australand Holdings Limited or Australand Property Trust; and

 (ii) section 674 of the Act as it applies to Australand Holdings Limited or Australand Property Trust; and

(e) there is no "excluded information" (within the meaning of section 708A(7) and (8) and 1012DA(7) and (8) of the Act) as at the date of this notice.

The Australian Stock Exchange have advised that official quotation will be granted to the new stapled securities as from the commencement of trading on Thursday, 3 February 2005.

For more information contact:

Michael Newsom
General Counsel
Tel: +61 2 9767 2177

or

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182




Raffles
HOLDINGS
A Member of CapitaLand

NEWS RELEASE

Raffles Holdings' Audited Financial Results for the quarter and year ended 31 December 2004

Full Year earnings exceed expectations, underpinned by robust 83% growth in net profit from operations

SINGAPORE, 4 FEBRUARY 2005 - Raffles Holdings Limited today reported its audited results for the fourth quarter and year ended 31 December 2004.

FINANCIAL HIGHLIGHTS

	For the Full Year ended 2004 (FY 2004) S$ million	For the Full Year ended 2003 (FY 2003) S$ million	Growth %	Fourth Quarter 2004 (Q4 2004) S$ million	Fourth Quarter 2003 (Q4 2003) S$ million	Growth %
Turnover	527.8	420.1	26 ↑	142.1	135.9	5 ↑
Operating earnings before interest, taxes, depreciation and amortisation (Operating EBITDA)	125.7	105.6	19 ↑	39.4	38.2	3 ↑
Operating profit before tax (Operating PBT)	66.2	43.0	54 ↑	27.6	22.9	21 ↑
Profit attributable to shareholders (PATMI)						
- Operating PATMI	52.3	28.6	83 ↑	28.7	20.6	39 ↑
- PATMI including exceptional item	60.0	54.1	11 ↑	36.0	9.8	265 ↑
EPS (cents)	2.9	2.6	11 ↑	1.7	0.5	268 ↑

- **STRONG RESULTS REFLECTED SUCCESS OF THE STRATEGIC FOCUS TO GROW REVENUE, MANAGE COSTS AND PURSUE ACCRETIVE GROWTH**

  - FY2004 PATMI from operations jumped 83% to S$52.3 mil on a 26% increase in turnover. Operating PATMI margins improved from 6.8% to 9.9%.

  - The Hotels & Resorts segment was the key contributor for profit growth, recording a 44% increase in EBITDA contribution to S$95.3 mil in FY2004.

  - The Group consolidated full year contributions from Swissôtel Nankai Osaka and Swissôtel Nai Lert Park, Bangkok.

- **A FIRST AND FINAL GROSS DIVIDEND OF 2 CTS PER SHARE, HAS BEEN RECOMMENDED FOR SHAREHOLDERS' APPROVAL AT THE COMING ANNUAL GENERAL MEETING.**

- **GOING FORWARD, FOCUS IS TO PURSUE ACCRETIVE GROWTH**

  - "We are delighted that we finished 2004 with strong performance across all our key financial and operational metrics – which exceeded our earnings expectations.

  - The various initiatives implemented earlier have put the existing operations on a sound footing.

  - The focus in the coming year is to pursue accretive growth through an appropriate mix of management contracts, leases and equity participation to grow fee income and improve returns."

Jennie Chua, President & CEO, Raffles Holdings Limited

- **STRATEGIC INITIATIVES HAVE LAID A STRONG FOUNDATION**

  - "We are pleased with the Group's excellent full year performance which reflected the success of the strategic initiatives implemented since April 2003.

  - A strong foundation has been laid for the Group going forward."

Liew Mun Leong, Deputy Chairman, Raffles Holdings Limited and President & CEO of CapitaLand Group (major shareholder of Raffles Holdings)

- **EFFORTS TO CREATE AND UNLOCK SHAREHOLDERS' VALUE TO CONTINUE**

  - "The strong performance underscores the Group's commitment to enhance shareholders' value.

  - During the year, the Group completed its capital distribution exercise and returned S$375 mil to shareholders.

  - This is part of our continuing efforts to create and unlock value for shareholders which included active balance sheet management, asset divestments and redeployment of capital into accretive investments. The Group intends to actively explore options to further the objective of creating and unlocking value for shareholders."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 33 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited and is a name well respected in the industry for its standards of quality and award-winning concepts. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts is a collection of 13 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland.

Swissôtel Hotels & Resorts is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the 25 hotels in Swissôtel's worldwide portfolio have won prestigious awards and accolades.

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 80 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For more information, please contact:

Jeanette Pang (Ms)
Director, Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: jeanette.pang@raffles.com

Or visit our website at www.rafflesholdings.com

Appendix A

HOTELS & RESORTS PORTFOLIO
As at 4 February 2005

Raffles Hotels & Resorts - 2,712 Rooms and Suites

Raffles Hotel, Singapore	103
Raffles The Plaza, Singapore	783
Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Raffles L'Ermitage Beverly Hills, California, USA	124
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Raffles Le Montreux Palace, Montreux, Switzerland	235
Raffles Resort Canouan Island, The Grenadines	156
Raffles Resort Phuket, Thailand (target opening 2007)	79
Raffles Resort Bali at Jimbaran, Indonesia*	210
Raffles Resort Bintan, Indonesia*	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain*	160
Raffles Resort Taimana Tahaa, French Polynesia (target soft opening July 2007)	65

Swissôtel - 9,678 Rooms and Suites

Swissôtel The Stamford, Singapore	1,263
Swissôtel Merchant Court , Singapore	476
Swissôtel Beijing, China	475
Swissôtel Nankai Osaka, Japan (leased)	547
Swissôtel Sydney on Market Street, Australia	361
Swissôtel Le Concorde, Bangkok, Thailand	410
Swissôtel Nai Lert Park, Bangkok, Thailand	338
Swissôtel Berlin, Germany (leased)	316
Swissôtel Dusseldorf, Germany	246
Swissôtel The Howard, London, UK	189
Swissôtel Le Plaza Basel, Switzerland	238
Swissôtel Metropole, Geneva, Switzerland	128
Swissôtel Zurich, Switzerland	347
Swissôtel Amsterdam, The Netherlands (leased)	109
Swissôtel Gocek, Marina & Spa Resort, Turkey	557
Swissôtel The Bosphorus, Istanbul, Turkey	567
Swissôtel Chicago, USA	632
Swissôtel The Drake, New York, USA	495
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	277
Celik Palas Bursa, Turkey**	156
Swissôtel The Celik Palas Bursa, Turkey (target opening 2007)**	241
Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)	353
Swissôtel Krasnye Holmy, Moscow (target opening May 2005)	235
Swissôtel Grand Shanghai (target opening 2007)	478

* being developed by owners
** Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International is managing the existing Celik Palas Bursa.


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn. No.: 199506093G)

Full Year Audited Financial Statement And Dividend Announcement

TABLE OF CONTENTS



RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

		Group (Fourth Quarter)			Group (Full Year)		
		Q4 2004	Q4 2003	Incr / (Decr)	31 Dec 2004	31 Dec 2003	Incr / (Decr)
	Note	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**142,088**	**135,883**	5	**527,820**	**420,105**	26
Cost of sales	i	(67,789)	(67,124)	1	(257,253)	(209,650)	23
Gross profit	i	**74,299**	**68,759**	8	**270,567**	**210,455**	29
Advertising & promotion	ii	(9,913)	(9,158)	8	(31,619)	(28,605)	11
General & administration	ii	(16,857)	(19,128)	(12)	(82,297)	(77,980)	6
Property & maintenance	ii	(31,131)	(33,508)	(7)	(133,849)	(114,615)	17
Other operating income		4,539	4,080	11	7,576	6,507	16
Profit from operating activities before exceptional items	iii	**20,937**	**11,045**	90	**30,378**	**(4,238)**	n.m.
Exceptional gains	iv	7,365	4,416	67	7,717	47,676	(84)
Exceptional losses	iv	-	(15,216)	n.m.	-	(18,194)	n.m.
Profit from operating activities after exceptional items		28,302	245	11,452	38,095	25,244	51
Share of results of associated companies	v	10,780	11,241	(4)	43,230	45,528	(5)
Profit before interest and tax		39,082	11,486	240	81,325	70,772	15
Finance income	vi	188	2,655	(93)	3,663	10,103	(64)
Finance costs	vii	(4,264)	(2,025)	111	(11,054)	(8,433)	31
Profit before tax	viii	35,006	12,116	189	73,934	72,442	2
Income tax expense	ix	743	(1,700)	n.m.	(14,399)	(18,392)	(22)
Profit after tax		35,749	10,416	243	59,535	54,050	10
Minority interests		281	(545)	n.m.	493	93	430
Profit attributable to shareholders* (PATMI)	x	36,030	9,871	265	60,028	54,143	11
* Comprising							
- Operating PATMI		**28,665**	**20,674**	39	**52,311**	**28,656**	83
- Net exceptional gains/(losses) after tax		7,365	(10,803)	n.m.	7,717	25,487	(70)

n.m. - not meaningful

Explanatory Notes

i) Turnover, cost of sales and gross profit

FY 2004 versus FY 2003

Turnover increased by 25.6% to S$527.8 mil. This was achieved through successful sales & marketing initiatives to drive revenue which positioned the Group well to benefit from the recovery in the global lodging industry. The increase was also due to the consolidation of twelve-month turnover of Swissotel Nankai Osaka as compared to four-month turnover in 2003 following its launch on 1 September 2003 which was partly offset by the deconsolidation of Raffles Brown's Hotel's turnover following its divestment in June 2003.

Cost of sales increased by S$47.6 mil or 22.7% mainly because of the consolidation of the Swissotel Nankai Osaka's full year cost of sales as compared to four months in 2003. Gross profit margin, excluding Swissotel Nankai Osaka which is a leased property, improved from 51.8% to 53.8% because of successful cost management measures.

Overall, gross profit improved by S$60.1 mil or 28.6% as a result of better operating performance, successful cost management and contributions from new property.

Q4 2004 versus Q4 2003

For Q4 2004, cost of sales increased marginally by S$0.7 mil on a S$6.2 mil increase in turnover. This flowed through to better gross profit margin which improved from 50.6% to 52.3%.

Overall, gross profit improved by S$5.5 mil or 8.1% to S$74.3 mil.

ii) Advertising & promotion, general & administration and property & maintenance

FY 2004 versus FY 2003

Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion expenses referred to all expenses incurred for sales & marketing activities. These included expenses relating to the operations of global sales offices, partner & loyalty marketing as well as brand promotion and marketing. Expenses increased by S$3.0 mil or 10.5% mainly due to the consolidation of the full year expenses of Swissotel Nankai Osaka as compared to four months in 2003. Expressed as a % of turnover, advertising & promotion expense ratio decreased by 0.8% reflecting the Group's success in stretching each advertising and promotion dollar to achieve greater mileage.

General & administration expenses increased by S$4.3 mil or 5.5%. The increase was mainly due to higher one-off provisions made in respect of receivables and arbitration expenses and the absence of write-backs compared with last year. Excluding these one-off items, general & administration expenses decreased by S$3.2 mil due to vigorous cost management measures implemented and cessation of goodwill amortisation following adoption of new and revised Financial Reporting Standards (FRS) 103, 36 and 38 in 2004.

Property & maintenance expenses include lease payments of the hotels. The increase of S$19.2 mil was mainly due to the consolidation of twelve-month expenses including lease payments for Swissotel Nankai Osaka in 2004. The increase was partly offset by a lower depreciation charge of S$3.6 mil arising from the divestment of Raffles Brown's Hotel and absence of one-off accelerated depreciation in 2004.

Q4 2004 versus Q4 2003

For Q4 2004, advertising & promotion expenses increased by S$0.8 mil or 8.2% in line with the increase in turnover.

General & administration expenses decreased by S$2.3 mil or 11.9% mainly due to cessation of goodwill amortisation.

Property & maintenance expenses decreased by S$2.4 mil or 7.1% mainly due to lower depreciation.

iii) Profit from operating activities before exceptional items

FY 2004 versus FY 2003

Profit from operating activities before exceptional items registered a significant improvement of S$34.6 mil, turning around from a loss of S$4.2 mil in 2003 to a profit of S$30.4 mil in 2004. This was due to the increase in turnover and the successful cost management which resulted in a better profitability flow-through.

Q4 2004 versus Q4 2003

For Q4 2004, profit from operating activities before exceptional items improved by 89.6% to S$20.9 mil.

iv) **Exceptional items**

The net exceptional gains / (losses) before tax and minority interests comprised:

	Group			
	(Fourth Quarter)		(Full Year)	
	Q4 2004	Q4 2003	31 Dec 2004	31 Dec 2003
	S$' mil	S$' mil	S$' mil	S$' mil
Exceptional gains				
(a) Gain on the divestment of Raffles Brown's Hotel in London and realisation of exchange gain	-	1.6	-	37.7
(b) Successful resolution of outstanding legal issues and post-completion matters relating to Swissotel acquisition	-	-	-	6.3
(c) Write-back of provision for profit warranty in relation to the sale of 55% interest in Tincel Properties (Private) Limited ("Tincel Properties") no longer required as performance exceeded agreed targets	2.0	2.8	2.0	2.8
(d) Write-back of allowance for diminution in value of unquoted equity investments upon return of capital by investee companies	-	-	-	0.9
(e) Write-back of provisions for settlement claims no longer required, following favourable settlements	5.3	-	5.7	-
Total exceptional gains	7.3	4.4	7.7	47.7
Exceptional losses				
(f) Provision for settlement claims and associated professional costs	-	(9.7)	-	(9.7)
(g) Allowance for diminution in value of associated companies and investments	-	(5.5)	-	(5.5)
(h) One-off payment pursuant to Raffles Retirement Gratuity Scheme and employment contracts	-	-	-	(3.0)
Total exceptional losses	-	(15.2)	-	(18.2)
Net exceptional gains/(losses)	7.3	(10.8)	7.7	29.5

v) **Share of results of associated companies**

FY 2004 versus FY 2003

Share of results of associated companies decreased by S$2.3 mil or 5.0% due mainly to the absence of property tax rebate in 2004 relating to Tincel Properties (Private) Limited ("Tincel Properties") who owns Raffles City Complex and a one-off write-back of provision in 2003. Excluding these effects, Tincel Properties' performance improved on the back of higher rental income.

Q4 2004 versus Q4 2003

For Q4 2004, share of results of associated companies decreased by S$0.5 mil or 4.1% due mainly to the absence of property tax rebate relating to Tincel Properties in 2004. Excluding this, Tincel Properties' operating performance actually improved.

vi) **Finance income**

FY 2004 versus FY 2003

Finance income was S$6.4 mil or 63.7% lower in 2004 because of the (a) lower interest income earned on lower cash balances following the capital distribution in May 2004, (b) provision for interest income from an investee company, and (c) net exchange gains of S$2.1 mil in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, finance income was lower by S$2.5 mil or 92.9% for reasons similar to those for the full year above.

vii) **Finance costs**

FY 2004 versus FY 2003

Finance costs was higher than 2003 by S$2.6 mil or 31.1% due mainly to (a) higher interest costs incurred on borrowings for capital distribution and (b) net exchange losses which were largely unrealised.

Q4 2004 versus Q4 2003

For Q4 2004, finance costs was S$2.2 mil higher for similar reasons as the full year above.

viii) **Profit before tax**

FY 2004 versus FY 2003

Profit before tax for 2004 was higher at S$73.9 mil despite the significant net exceptional gains recorded in 2003; and lower finance income and higher finance costs in 2004 as described in para (vi) and (vii).

Profit before tax from operations increased significantly by 54.1% to S$66.2 mil due to better performance from the Hotels & Resorts segment.

Q4 2004 versus Q4 2003

For Q4 2004, profit before tax improved by 188.9% to S$35.0 mil due to (a) better operating performance; and (b) net exceptional gains of S$7.3 mil in Q4 2004 compared with net exceptional losses of S$10.8 mil in Q4 2003 as described in (iv).

The increase was partly offset by higher finance costs (net of finance income) of S$4.1 mil in Q4 2004 as compared to finance income (net of finance costs) of S$0.6 mil in Q4 2003.

ix) **Income tax expense**

FY 2004 versus FY 2003

Taxation for 2004 was S$4.0 mil or 21.7% lower because of provision for tax on the Raffles Brown's Hotel divestment gain in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, there was an income tax credit of S$0.7 mil mainly due to share of associated company's tax credits in Q4 2004.

x) **Profit attributable to shareholders (PATMI)**

FY 2004 versus FY 2003

On an operating basis, profit attributable to shareholders increased significantly by S$23.7 mil or 82.5% due mainly to better operating performance from the Hotels & Resorts segment. It was partly offset by the lower finance income and higher finance costs.

Overall, the profit attributable to shareholders increased by S$5.9 mil or 10.9% even though the Group recognised lower net exceptional gains of S$7.7 mil in 2004 as compared to S$25.5 mil in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, overall profits attributable to shareholders was significantly higher by S$26.2 mil or 265.0% mainly due to (a) better operating performance; and (b) net exceptional gains of S$7.3 mil in Q4 2004 compared with net exceptional losses of S$10.8 mil in Q4 2003 as explained in (iv) above.

xi) Additional Disclosures

	Group (Fourth Quarter)			Group (Full Year)		
	Q4 2004	Q4 2003	Incr / (Decr)	31 Dec 2004	31 Dec 2003	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Profit before tax is arrived at after:						
Charging						
Amortisation	(682)	451	n.m.	408	1,685	(76)
Auditors' remuneration						
- PwC Singapore	58	52	12	230	206	12
- Other auditors	188	167	13	751	668	12
Other fees paid to PwC Singapore	30	13	131	118	53	123
Bad debts written-off	-	107	n.m.	13	107	(88)
Depreciation of property, plant and equipment	9,396	12,783	(26)	48,928	52,551	(7)
Directors' remuneration	213	244	(13)	852	975	(13)
Directors' fees	71	70	1	282	278	1
Loss on write-off / disposal of property, plant and equipment	266	558	(52)	379	484	(22)
Pre-operating expenses	-	713	n.m.	-	713	n.m.
Allowance for doubtful debts	655	3,323	(80)	4,074	2,196	86
Rental expense	4,885	3,611	35	16,762	11,443	46
Contingent rental expense	2,651	2,118	25	8,622	3,646	136
Interest expense	2,952	2,025	46	10,146	8,433	20
Staff costs	49,425	51,176	(3)	198,793	177,280	12
Net foreign exchange losses	1,312	-	n.m.	908	-	n.m.
And crediting						
Gain on disposal of property, plant and equipment	-	-	n.m.	-	489	n.m.
Write-back of allowance for doubtful debts	183	-	n.m.	183	163	12
Government grants	82	294	(72)	329	1,176	(72)
Interest income	(128)	1,994	n.m.	3,347	7,903	(58)
Net foreign exchange gains	-	597	n.m.	-	2,136	n.m.
Gross dividend income from unquoted investments	316	64	394	316	64	394
Gain on disposal of other investments and assets	-	-	n.m.	609	-	n.m.

xii) Extraordinary items

FY 2004 versus FY 2003

Q4 2004 versus Q4 2003

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

FY 2004 versus FY 2003

Q4 2004 versus Q4 2003

The adjustment for under or over provision of tax in respect of prior years is immaterial (2003: immaterial).

xiv) Refer to Appendix 1 for additional information to the income statement

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

	Notes	Group		Company	
		31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
		S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	126,876	249,367	86,415	187,605
Receivables	ii	78,738	79,964	17,714	17,480
Short-term investments	i	-	121,339	-	109,369
Inventories		9,691	9,645	-	-
Other current assets		6,085	3,101	20	14
		221,390	463,416	104,149	314,468
Non-current assets					
Receivables	ii	65,291	62,243	-	-
Other investments and assets		19,380	19,703	67	91
Investments in associated companies	iii	723,709	718,457	371,441	371,441
Investments in subsidiaries		-	-	1,052,957	1,115,826
Investment property		59,800	64,800	-	-
Property, plant and equipment	iv	1,103,732	1,117,114	12	17
Deferred tax assets		5,309	2,265	-	-
Goodwill		25,264	18,935	-	-
		2,002,485	2,003,517	1,424,477	1,487,375
Total assets		**2,223,875**	**2,466,933**	**1,528,626**	**1,801,843**
Current liabilities					
Trade and other payables		148,670	146,671	10,051	8,589
Provision for income tax		30,611	27,074	12,441	13,952
Borrowings	i	99,911	95,327	-	-
Provisions		4,042	4,461	4,042	4,461
		283,234	273,533	26,534	27,002
Non-current liabilities					
Borrowings	i	267,415	181,674	106,175	-
Deferred tax liabilities		27,854	26,427	-	-
Other non-current liabilities		11,474	12,327	1,183	1,062
Provisions		9,625	12,917	9,625	12,917
		316,368	233,345	116,983	13,979
Total liabilities		**599,602**	**506,878**	**143,517**	**40,981**
Net assets		**1,624,273**	**1,960,055**	**1,385,109**	**1,760,862**
Share capital and reserves					
Share capital		667,277	1,040,007	667,277	1,040,007
Reserves		903,597	866,072	717,832	720,855
Total shareholders' equity		1,570,874	1,906,079	1,385,109	1,760,862
Minority interests		53,399	53,976	-	-
		1,624,273	**1,960,055**	**1,385,109**	**1,760,862**
Net tangible assets (Total shareholders' equity less goodwill)	v	1,545,610	1,887,144	1,385,109	1,760,862

Explanatory Notes

i) Cash and cash equivalents, Short-term investments & Borrowings

Capital Distribution and Capital Reduction exercise to return S$0.18 per share or a total of S$375.0 mil to the shareholders was completed on 28 May 2004.

This resulted in lower cash & cash equivalents and short-term market investments of S$126.9 mil, higher borrowings of S$367.3 mil and lower net tangible assets of S$1,545.6 mil as at 31 December 2004.

ii) Receivables

Current receivables and non-current receivables increased by S$1.8 mil to S$144.0 mil as a result of higher trade debtors from better performance in 2004 and reclassification of a short-term investment to non-current receivables (when the repayment of an investment was converted to a non-current third party loan). The increase was partly offset by the receipt on due date of an amount from a related company and receipt of a third party loan repayment.

iii) Investments in associated companies

Investments in associated companies increased by S$5.3 mil to S$723.7 mil mainly due to our share of the revaluation gain on investment property of an associated company, partly offset by the share of losses for the financial year ended 31 December 2004.

iv) Property, plant and equipment

Property, plant and equipment decreased by S$13.4 mil to S$1,103.7 mil mainly because of depreciation charges of S$48.9 mil, partly offset by capital expenditure of S$16.7 mil and S$20.0 mil increase in balances due to the translation of foreign currency denominated property, plant and equipment into Singapore Dollar at higher rates.

v) Net tangible assets

The Group's net tangible assets decreased by S$341.5 mil to S$1,545.6 mil mainly as a result of:-

(a) capital distribution of S$375.0 mil

(b) net dividend of S$33.3 mil

partly offset by:

(c) profits of S$60.0 mil for the financial year ended 31 December 2004

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31 Dec 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
59,735	40,176	57,007	38,320

(b) Amount repayable after one year

As at 31 Dec 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
131,240	136,175	141,674	40,000

(c) Details of any collateral

At the end of the financial year, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	31 Dec 2004	31 Dec 2003
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	502,237	477,111

1(b)(iii) Refer to Appendix 2 for additional information to the balance sheet

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Note	Group	
		2004	2003
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		73,934	72,442
Adjustments for :			
Exceptional gains		(7,717)	(47,676)
Exceptional losses		-	18,194
Depreciation and amortisation		49,336	54,236
Exchange difference		(2,332)	424
Other dividend and interest income		(3,663)	(7,967)
Interest expense		10,146	8,433
Provision for retirement gratuity		206	382
Net gain on disposal of property, plant and equipment and other investments and assets		(326)	(474)
Property, plant and equipment written off		96	484
Share of results of associated companies		(43,230)	(45,528)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		76,450	52,950
Change in operating assets and liabilities :			
Inventories		(45)	(106)
Receivables		(12,626)	(17,156)
Payables		8,674	1,677
Cash generated from operations		72,453	37,365
Interest received from an associated company		45,684	42,252
Income tax paid		(14,515)	(8,723)
Refund/ payment of net long term deposits		(707)	(2,967)
Payment pursuant to retirement gratuity scheme and employment contract		-	(2,978)
NET CASH INFLOW FROM OPERATING ACTIVITIES		102,915	64,949
Cash flows from investing activities			
Proceeds from disposal of a subsidiary, net of cash disposed			149,638
Proceeds from repayment of loans by owners, net of disbursement of loans to owners of managed hotels		10,121	-
Proceeds from sale of short-term market investments		109,369	48,881
Investments in associated companies		-	(9,027)
Subscription of convertible bonds issued by an associated company		-	(10,000)
Purchase of property, plant and equipment		(17,896)	(29,029)
Proceeds from a related company arising from disposal of subsidiaries in financial year 2002		11,947	-
Purchase of remaining interest in a subsidiary		-	(53,150)
Proceeds from sale of a non-core asset by a subsidiary		-	32,365
Other dividend and interest received		4,812	8,446
Proceeds from sale of property, plant & equipment and other investments and assets		1,562	1,568
Return of capital from an investee company		-	945
Payment of income support in respect of a subsidiary disposed		(1,711)	(1,910)
NET CASH INFLOW FROM INVESTING ACTIVITIES		118,204	138,727
Cash flows from financing activities			
Capital distribution paid to shareholders of the Company		(375,049)	-
Proceeds from issue of shares under share option plan		2,336	7
Dividends paid to shareholders of the Company		(33,338)	(32,448)
Dividends paid to minority shareholders		-	(675)
Interest paid		(10,433)	(8,625)
Proceeds from/(repayment of) term borrowings		73,223	(14,532)
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(343,261)	(56,273)
Net (decrease)/increase in cash and cash equivalents held	ii	(122,142)	147,403
Cash and cash equivalents at the beginning of the financial year		248,842	101,439
Cash and cash equivalents at the end of the financial year	i	126,700	248,842

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial year comprised the following:

	Group	
	31 Dec 2004	31 Dec 2003
	S$'000	S$'000
Cash and cash equivalents	126,876	249,367
Less: Bank overdrafts*	(176)	(525)
Cash and cash equivalents per consolidated cash flow statement	126,700	248,842

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash inflow from operating activities was significantly higher at S$102.9 mil, a 58.5% increase because of stronger operational performance.

Net cash inflow from investing activities was S$118.2 mil which included S$109.4 mil from the divestment of short-term market investments on maturity.

The cash inflows from operating and investing activities, together with cash and cash equivalents at beginning of the year and net additional S$73.2 mil term borrowings were used to fund the S$375.0 mil Capital Distribution and S$33.3 mil dividend payment made in 2004. Overall, there was a net cash outflow of S$122.1 mil for the year ended 31 December 2004.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2004						
- as previously reported	1,040,007	105,152	230,278	(7,523)	538,165	1,906,079
- effect of adopting FRS 103	-	-	-	-	6,329	6,329
- as restated	1,040,007	105,152	230,278	(7,523)	544,494	1,912,408
Revaluation gain on investment properties	-	-	1,825	-	-	1,825
Net currency translation adjustment	-	-	-	2,664	-	2,664
Net gains not recognised in income statement	-	-	1,825	2,664	-	4,489
Net profit after tax	-	-	-	-	60,028	60,028
Total recognised gains for the financial year	-	-	1,825	2,664	60,028	64,517
Capital distribution	(375,049)	-	-	-	-	(375,049)
Issue of shares under share option plan	2,319	17	-	-	-	2,336
Transfer from retained profits to capital reserves	-	-	-	62	(62)	-
Dividend for 2003	-	-	-	-	(33,338)	(33,338)
As at 31 Dec 2004	667,277	105,169	232,103	(4,797)	571,122	1,570,874
As at 1 Jan 2003	1,040,000	105,152	258,287	(42,331)	520,415	1,881,523
Revaluation deficit on investment properties	-	-	(28,009)	-	-	(28,009)
Net currency translation adjustment	-	-	-	47,743	-	47,743
Transfer to income statement on disposal of a subsidiary	-	-	-	(13,002)	(3,878)	(16,880)
Net (losses)/gains not recognised in income statement	-	-	(28,009)	34,741	(3,878)	2,854
Net profit after tax	-	-	-	-	54,143	54,143
Total recognised (losses)/gains for the financial year	-	-	(28,009)	34,741	50,265	56,997
Transfer from retained profits to capital reserves	-	-	-	67	(67)	-
Issue of shares under share option plan	7	-	-	-	-	7
Dividend for 2002	-	-	-	-	(32,448)	(32,448)
As at 31 Dec 2003	1,040,007	105,152	230,278	(7,523)	538,165	1,906,079

Company

	Share capital	Share premium	Exchange fluctuation reserve	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2004	1,040,007	105,152	32,871	582,832	1,760,862
Net currency translation adjustment	-	-	(6,984)	-	(6,984)
Net losses not recognised in income statement	-	-	(6,984)	-	(6,984)
Net profit after tax	-	-	-	37,282	37,282
Total recognised (losses)/gains for the financial year	-	-	(6,984)	37,282	30,298
Capital distribution	(375,049)	-	-	-	(375,049)
Issue of shares under share option plan	2,319	17	-	-	2,336
Dividend for 2003	-	-	-	(33,338)	(33,338)
As at 31 Dec 2004	667,277	105,169	25,887	586,776	1,385,109
As at 1 Jan 2003	1,040,000	105,152	17,454	567,195	1,729,801
Net currency translation adjustment	-	-	28,780	-	28,780
Transfer to income statement on disposal of a subsidiary	-	-	(13,363)	-	(13,363)
Net gains not recognised in income statement	-	-	15,417	-	15,417
Net profit after tax	-	-	-	48,085	48,085
Total recognised gains for the financial year	-	-	15,417	48,085	63,502
Issue of shares under share option plan	7	-	-	-	7
Dividend for 2002	-	-	-	(32,448)	(32,448)
As at 31 Dec 2003	1,040,007	105,152	32,871	582,832	1,760,862

Explanatory Notes

During the year, the shareholders of the Company approved the Capital Distribution of S$0.18 for each share amounting to S$375,049,000 by way of a Capital Reduction exercise to reduce par value of each share from S$0.50 per share to S$0.32 per share. The Capital Reduction was approved by the High Court of Singapore on 23 April 2004. The Company made payment to the shareholders on 28 May 2004. Accordingly, the paid up capital was reduced by S$375,049,000.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

As a result of the Capital Distribution and Capital Reduction exercise carried out by the Company and completed in May 2004, the par value of each ordinary share was reduced from S$0.50 to S$0.32.

Share options

In 2004, the Company issued 3,594,628 and 1,629,758 (2003: 13,000) ordinary shares of $0.50 each (prior to the Capital Reduction exercise) and $0.32 (2003: $0.50) each respectively for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 31 December 2004, there were 33,744,224 (2003: 29,225,200) unissued shares under option of S$0.32 each (2003: S$0.50 each) of the Company under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 January 2004	29,225,200
Granted during the financial year	11,864,000
Cancelled during the financial year	(2,120,590)
Exercised during the financial year	(5,224,386)
As at 31 December 2004	33,744,224

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). During the financial year, 1,811,323 new Conditional Awards were granted and the number of Conditional Awards granted in prior years were adjusted following the Capital Distribution and Capital Reduction exercise. As at 31 December 2004, including the adjustments made and new awards granted, there were 5,885,044 Conditional Awards outstanding (2003: 2,700,000 Conditional Awards before adjustments made following the Capital Distribution and Capital Reduction exercise). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. To date, no Release has been made as the three-year performance period of the first grant of Conditional Awards would end in 2004 and any Release would only be made in 2005. The amount provided in the consolidated income statement for 2004 was S$0.6 mil (2003: S$0.3 mil).

The details of the Performance Share Plan can be found in the 2003 Annual Report.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The full year figures have been audited by the Group's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Please find attached the auditors' report on the full year financial statements for the year ended 31 December 2004.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has adopted the following new and revised Singapore Financial Reporting Standards issued in July 2004 by the Council on Corporate Disclosure and Governance, with effect from the financial year beginning 1 January 2004:
FRS 103 on Business Combination, Revised FRS 36 on Impairment of Assets and Revised FRS 38 on Intangible Assets.

Except as disclosed above, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial year compared with the financial statements as at 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the adoption of the new and revised standards on net profit, net tangible asset and opening retained profits as at 1 January 2004 were as follows:

S$'mil	Group Increase
Net profit for the financial year ended 31 December 2004	1.1
Net tangible asset as at 31 December 2004	0.0
Opening retained profits as at 1 January 2004	6.3

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

		Group (Fourth Quarter)		Group (Full Year)	
		Q4 2004	Q4 2003	31 Dec 2004	31 Dec 2003
(a)	Based on the weighted average number of ordinary shares on issue (cents)	1.73	0.47	2.88	2.60
(b)	On fully diluted basis (cents)	1.72	0.47	2.87	2.60

Basic earnings per ordinary share on existing issued share capital is computed based on the weighted average number of shares in issue during the financial year of 2,083,435,000 (2003: 2,080,003,000).

Earnings per ordinary share on a fully diluted basis is computed based on the weighted average number of shares during the financial year adjusted to assume conversion of all potential dilutive ordinary shares of 2,090,184,000 (2003: 2,080,003,000).

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Net asset value* per ordinary share (S$)	0.78	0.94	0.66	0.85

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For 2004, the Group achieved a net profit attributable to shareholders (PATMI) of S$60.0 mil on a S$527.8 mil turnover. This robust performance exceeded the prospect statement the Group released with its Q3 2004 results announcement. PATMI from operations grew by a hefty 82.5% to S$52.3 mil on a 25.6% increase in turnover.

This significant improvement in profitability was due to better performance from the hotel and resort business and contributions from new contracts. The successful implementation of various initiatives to grow revenue, manage costs and accretively grow the hotel business have yielded good results.

The Group achieved an average revenue per available room (RevPAR) of S$157 in 2004, a 15.9% increase over 2003. RevPAR increased across all regions, with the highest growth of 31.8% in the Asia Pacific region. This compared well against the industry-wide RevPAR, which was reported by Deloitte & Touche HotelBenchmark Survey and Smith Travel Research to have increased across Europe (+4.9%), Asia (+23.5%) and the United States (+8.2% for the Upper Upscale category) in the first eleven months of 2004.

During the year, the Group clinched two new hotel management contracts in new markets with Raffles Resort Taimana Tahaa, French Polynesia and Swissotel Krasnye Holmy, Moscow, making a total of 6 since April 2003. It had full year contributions from Swissotel Nankai Osaka and Swissotel Nai Lert Park Bangkok; and launched Raffles Resort Canouan Island in a grand opening in November 2004.

The Group received a bumper crop of 74 awards and accolades in 2004 of which 44 were for Raffles Hotels & Resorts, 26 for Swissotel Hotels & Resorts and 4 for Raffles Holdings Limited. The awards received by the hotels ranged from accommodation to dining experiences, as well as recognition for outstanding individuals in the Group. In corporate governance, Raffles Holdings Limited ("RHL") was awarded "The Most Transparent Company Award" for the Hotel category by Securities Investors Association of Singapore for the fifth consecutive year and was ranked joint fifth out of 570 listed companies in the Business Times Corporate Transparency Index.

The Group's four hotels in Singapore were the first four hotels in Singapore to sign memoranda of agreements for flexible wage structures in the second half of 2004. The wage restructuring allows costs to be reduced in an economic downturn and permit employees to participate in the upside when the hotels perform better.

Enhancing shareholders' value

In May 2004, the Group completed its Capital Distribution and Capital Reduction exercise and returned a total of S$375.0 mil or S$0.18 per share to shareholders.

This is part of the continuing efforts to create and unlock value for shareholders which included active balance sheet management, asset divestments and re-deployment of capital into accretive investments. The Group will continue to actively explore options to further the objective of creating and unlocking value for shareholders.

(i) **Turnover**

	Group (Fourth Quarter)				Group (Full Year)			
	Q4 2004	Q4 2003	Incr / (Decr)		31 Dec 2004	31 Dec 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	141.8	135.6	6.2	5	526.5	418.8	107.7	26
Related Commercial Investment	0.3	0.3	-	-	1.3	1.3	-	-
Total Turnover	**142.1**	**135.9**	**6.2**	**5**	**527.8**	**420.1**	**107.7**	**26**

FY 2004 versus FY 2003

Turnover increased by 25.6% to S$527.8 mil because of the higher turnover in the Hotels & Resorts segment. This was the result of the successful implementation of aggressive sales and marketing initiatives to drive revenue which positioned the Group well to benefit from the recovering lodging industry. The increase was also due to the consolidation of the full year turnover of Swissotel Nankai Osaka, following its launch on 1 September 2003 which was partly offset by the deconsolidation of Raffles Brown's Hotel turnover, following its divestment in June 2003.

Q4 2004 versus Q4 2003

For Q4 2004, turnover grew by S$6.2 mil to S$142.1 mil contributed entirely by the Hotels & Resorts segment.

(ii) **Profitability**

	Group (Fourth Quarter)				Group (Full Year)			
	Q4 2004	Q4 2003	Incr / (Decr)		31 Dec 2004	31 Dec 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisation (EBITDA)								
Comprising:								
Hotels & Resorts (Note 1)	33.5	29.2	4.3	15	95.3	66.1	29.2	44
Related Commercial Investment (Note 2)	7.0	6.4	0.6	9	27.6	29.4	(1.8)	(6)
Unallocated (Note 3)	(1.1)	2.6	(3.7)	n.m.	2.8	10.1	(7.3)	(72)
Operating EBITDA	**39.4**	**38.2**	**1.2**	**3**	**125.7**	**105.6**	**20.1**	**19**
Net exceptional gains/ (losses)	7.3	(10.8)	18.1	n.m.	7.7	29.5	(21.8)	(74)
TOTAL	**46.7**	**27.4**	**19.3**	**70**	**133.4**	**135.1**	**(1.7)**	**(1)**
Profit after tax and minority interests attributable to shareholders (PATMI)								
Comprising:								
Operating PATMI	**28.7**	**20.6**	**8.1**	**39**	**52.3**	**28.6**	**23.7**	**83**
Net exceptional gains/ (losses) after tax	7.3	(10.8)	18.1	n.m.	7.7	25.5	(17.8)	(70)
TOTAL	**36.0**	**9.8**	**26.2**	**265**	**60.0**	**54.1**	**5.9**	**11**

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial components. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to finance income and exchange differences.

EBITDA

FY 2004 versus FY 2003

On an operating basis, the Group achieved higher earnings before interest, tax, depreciation and amortisation (EBITDA) of S$125.7 mil, a 19.0% increase over 2003. The higher EBITDA was due mainly to higher contribution from the Hotels & Resorts segment, which improved significantly by 44.2% to S$95.3 mil. This better performance in the Hotels & Resorts segment was due to higher turnover and better flow-through to EBITDA as a result of successful cost management measures. EBITDA margin improved from 15.8% in 2003 to 18.1% in 2004.

EBITDA from the Related Commercial Investment segment decreased slightly by 6.1% to S$27.6 mil due to absence of property tax rebates in 2004 and one-off write back of provisions in 2003. Excluding these effects, the operating performance of the Related Commercial Investments improved due to higher rental income.

Unallocated EBITDA was lower because of a reduction in interest income following (a) the utilisation of cash for capital distribution, (b) provision for interest income from an investee company and (c) the recording of net exchange losses in 2004 which was largely unrealised as compared to net exchange gains in 2003.

Overall, EBITDA of S$133.4 mil was only S$1.7 mil or 1.3% lower than 2003 despite a significant net exceptional gains of $29.5 mil recorded in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, on an operating basis, the Group achieved EBITDA of S$39.4 mil which was 3.1% higher than in Q4 2003. The improvement in EBITDA was due to better performance in the Hotels & Resorts segment by S$4.3 mil or 14.7% on a 4.6% increase in turnover.

The EBITDA contribution from the Related Commercial Investment segment increased by 9.4% to S$7.0 mil due mainly to a pick up in the rental income despite the absence of a property tax rebate in Q4 2004.

Unallocated EBITDA was lower because of a reduction in interest income following the utilisation of cash for capital distribution and provision for interest income from an investee company and the recording of net exchange losses in 2004 as compared to net exchange gains in 2003.

Overall, EBITDA including exceptional gains for Q4 2004 improved significantly by S$19.3 mil or 70.4% due to (a) better operating performance and (b) net exceptional gains of S$7.3 mil in Q4 2004 as compared to a S$10.8 mil net exceptional losses in Q4 2003.

PATMI

FY 2004 versus FY 2003

On an operating basis, the Group achieved a strong 82.5% growth in PATMI to S$52.3 mil due mainly to better operational performance from the Hotels & Resorts segment which was partly offset by the lower finance income, and higher finance expense arising from the capital distribution exercise and net exchange losses in 2004.

Overall, including exceptional items, the Group achieved a 10.9 % growth in PATMI to S$60.0 mil despite a significantly lower net exceptional gains of S$17.8 mil recorded in 2004.

Q4 2004 versus Q4 2003

For Q4 2004, overall PATMI increased by almost three fold to S$36.0 mil as a result of (a) better operating performance and (b) an S$7.3 mil exceptional gains in Q4 2004 as compared to the net exceptional losses of S$10.8 mil in Q4 2003.

(iii) Review Of Operating Performance

(a) Hotels & Resorts segment

The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 28 operating hotels and resorts, of which 14 are wholly or majority owned. Eleven hotels are located in Asia-Pacific, 5 in the Americas, 1 in the Carribean and 11 in Europe and the Mediterranean.

In Q4 2004, the Group achieved an overall RevPAR of S$173, a 11.9% growth over Q4 2003, driven by increases in both average room rates and occupancy. RevPAR grew in all regions, with the highest growth registered in Asia Pacific and the Mediterranean. RevPAR also improved in most market segments, with the most significant growth in the corporate segment. The tsunami catastrophe, which hit several parts of Asia on 26 December 2004, had little impact on the business of the Group's properties worldwide.

During the year, the Group successfully implemented numerous sales and marketing initiatives to drive revenue growth. These include airline partner promotions, establishment of general sales offices in Moscow and Dubai, introduction of new Executive Club room packages and a new programme namely Swiss Meeting Advantage targeted at the corporate meeting segment. The Group signed an agreement with Gulf Air to participate in their Frequent Flyer programme, bringing the total number of airline partners for the Group to 13. It also signed a strategic marketing alliance with Taj Hotels Resorts and Palaces, the largest hotel group in India. This allows both parties to tap their respective stronghold markets to offer a wider choice to their customers through cross-marketing.

The Group also successfully implemented several e-commerce initiatives, which resulted in a strong growth of 64% in room revenue booked through its proprietary websites.

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels and Resorts comprising 8 hotels & resorts
- Swissotel Hotels and Resorts comprising 20 hotels & resorts

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of 13 luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by the highest standards of products and services and are landmarks positioned at the top in their respective cities.

Raffles Hotels & Resorts' portfolio comprises 8 operating hotels and resorts, of which 6 are wholly or majority owned. Four Raffles brand hotels are located in Asia-Pacific, 1 in the United States, 2 in Europe and 1 in the Carribean.

In November 2004, the 156-room Raffles Resort Canouan Island celebrated its grand opening, introducing one of the world's most prestigious luxury hotel brands to the Caribbean.

In Q4 2004, Raffles Hotels & Resorts launched its exclusive loyalty programme, Raffles Capital. This is a recognition-based programme that offers a suite of experiential and exceptional privileges to its most frequent residents and is customised to their preferences at Raffles hotels & resorts around the world.

During the quarter, many Raffles hotels and resorts won prestigious awards.

- Raffles Hotel was ranked number 1 in Asia and number 2 in the World in "The World's Top 100, The 2004 Readers' Travel Awards" by Conde Nast Traveller (UK).
- Raffles The Plaza received the award "Top 25 Hotels in Asia" by World's Best Awards, "No. 2 Best Business Hotel in Singapore" by Business Traveller Asia Pacific and "First Runner-up in Favorite Business Hotel in Asia category (Singapore)" in the Readers' Travel Choice Awards by TIME Magazine.
- Raffles Hotel Vier Jahreszeiten received the award "Distinction for Exemplary Industrial Health & Safety Standards" from the Department of Industrial Health and Safety Standards in Hamburg in August 2004.
- Seven Raffles brand hotels, namely Raffles Hotel, Raffles The Plaza, Raffles Grand Hotel d'Angkor, Raffles Hotel Le Royal, Raffles L'Ermitage, Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace, received the award "The Best in the World Top 100, The Readers' Travel Awards" by Conde Nast Traveler (US).

Performance (Q4 2004 versus Q4 2003)

In Q4 2004, Raffles Hotels & Resorts achieved an overall RevPAR of S$177, an increase of 9.6% over Q4 2003. This increase was due to increases in both average room rates and occupancy. All market segments except the MICE (Meetings, Incentives, Conventions and Exhibitions) segment grew, with the leisure group segment being the strongest.

In Singapore, Raffles Hotel and Raffles The Plaza achieved a combined RevPAR improvement of 18.4%, driven mainly by a double-digit growth in occupancy. While Raffles Hotel achieved an excellent growth in business from the corporate group and leisure individual segments, Raffles The Plaza registered a high growth in the corporate individual and leisure individual segments.

In Cambodia, both Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal performed well with an increase in combined RevPAR of 39.7%, mainly attributable to a strong pick up in business from the leisure individual and leisure group segments.

In Europe, combined RevPAR of both Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace declined 13.6%, due to lower occupancy partly compensated by higher average room rates. While Raffles Hotel Vier Jahreszeiten registered an increase in room rates from the leisure individual segment, it experienced a softening demand in the corporate group and leisure group segments. Raffles Le Montreux Palace experienced a decline in average room rates in the corporate individual segment.

In the United States, Raffles L'Ermitage performed well with a RevPAR increase of 14.7% driven mainly by an increase in both average room rates and occupancy.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels that combines individual style, design, and local character with renowned standards of Swiss hospitality, service, and product quality. Swissotel caters to a discerning business and leisure clientele that appreciates a personalised and rewarding hospitality experience.

Swissotel Hotels & Resorts' portfolio comprises 20 operating hotels, of which 5 are wholly or majority owned and 3 are leased properties. Seven of Swissotel brand hotels are located in Asia-Pacific, 4 in the Americas and 9 in Europe and the Mediterranean.

In Q4 2004, Swissotel Hotels & Resorts re-flagged Merchant Court Hotel Le Concorde Bangkok as Swissotel Le Concorde Bangkok under its first franchise agreement.

In November 2004, Swissotel Hotels & Resorts launched its new website, www.swissotel.com, with a focus on providing visitors with easy access to information on Swissotel's hotel properties, services and promotions, and quick reservations functionality. Several Swissotel promotions were launched in Q4 2004 to market the brand to various target audiences including the American Express Platinum Promotion, Citibank Visa Cathay Pacific cardholders promotion and a Singapore Airlines Krisflyer promotion.

In the area of Human Resources, Swissotel Hotels & Resorts implemented several training and leadership programmes which included The Swissotel Challenge, The Swissotel Champion program, The Swissotel eUniversity, Heartfelt Service and The Swissotel Talent Pipeline.

During the quarter, several Swissotel hotels and resorts won prestigious awards including:-

- Swissotel Sydney was awarded "Outstanding Community Service, Winner 2004" by Australian Hotels Association, New South Wales.
- Swissotel The Bosphorus, Istanbul received the award "Institutional Investor Readers Select World's Best Hotels".
- Swissotel Berlin "Restaurant 44" was awarded with 16 Gault Millau Points by the German edition of the French restaurant guide, Gault Millau.

Performance (Q4 2004 versus Q4 2003)

In Q4 2004, Swissotel Hotels & Resorts achieved an overall RevPAR of S$172, an increase of 12.2% over Q4 2003. This increase was due to increases in both occupancy and average room rates. All market segments grew with the strongest growth from the corporate group segment.

In Singapore, Swissotel The Stamford and Swissotel Merchant Court Singapore achieved a combined RevPAR growth of 7.7%. While Swissotel The Stamford saw a pick up in business from the corporate individual segment, Swissotel Merchant Court Singapore registered improved demand from the leisure individual segment.

In China, Swissotel Beijing performed well with a 19.9% RevPAR growth, due to increases in both average room rates and occupancy arising from successful sales strategies.

In Australia, Swissotel Sydney achieved a RevPAR growth of 0.9%, mainly driven by occupancy growth in the leisure individual segment.

In Thailand, the 338-room Swissotel Nai Lert Park Bangkok completed its major refurbishment and was re-launched with a brand new look in December 2004. The hotel will now benefit from its full room inventory in the new year.

In Japan, Swissotel Nankai Osaka registered a RevPAR growth of 2.0%, driven by an increase in both average room rates and occupancy. In addition, business from international market also increased. The hotel continued to enjoy robust demand from the leisure individual segment arising from aggressive sales efforts to boost occupancy during weekends.

In United Kingdom, Swissotel The Howard, London recorded a RevPAR growth of 10.0%, driven by an increase in both average room rates and occupancy. The hotel registered strong demand from the corporate group and corporate individual segments and was successful in implementing its rate management strategies.

In Germany, the hotels achieved an increase in combined RevPAR of 5.8%, driven mainly by an increase in average room rates. Swissotel Berlin registered improved rates in the leisure group segment and Swissotel Dusseldorf saw a significant increase in average room rates mainly attributable to a major fair held in the month of October 2004.

In Switzerland, the hotels experienced a decline in combined RevPAR of 5.1% due to lower average room rates, partly compensated by an increase in occupancy. Occupancy for Swissotel Zurich and Swissotel Le Plaza Basel improved due to the airline segment and leisure group segment respectively. Fewer conventions and fairs in Q4 2004 resulted in lower demand for Swissotel Metropole Geneva.

In The Netherlands, Swissotel Amsterdam achieved a RevPAR growth of 1.1%, attributable to an increase in average room rates from successful yield management. The hotel continued to enjoy improved demand from the corporate individual segment.

In the Mediterranean, Swissotel Istanbul and Swissotel Gocek achieved a combined RevPAR growth of 18.7%, driven by an increase in both average room rates and occupancy. While Swissotel Istanbul registered improved business from the corporate individual and corporate group segments, Swissotel Gocek continued to enjoy strong demand from the local market, in particular from the leisure individual and group segments.

In the United States, the hotels performed well with an increase in combined RevPAR of 11.2%, driven by both improved average room rates and occupancy. While Swissotel New York achieved strong RevPAR growth of 16.1% arising from higher rates achieved in the corporate group and individual segments, Swissotel Chicago saw an increase in its average room rates in the leisure group segment.

In South America, the hotels registered a combined RevPAR growth of 7.4% attributable to an increase in average room rates and occupancy. Both Swissotel Lima and Swissotel Quito achieved an increase in business from the incentive group segment and corporate group segment respectively.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the rental and office segments. This is principally the net rental income from Raffles City Shopping Centre ("RCSC") that has a net leaseable retail space of about 27,561 square metres and the net rental income from Raffles City Tower ("RCT") that has a net leaseable office space of about 35,261 square metres.

Performance (Q4 2004 versus Q4 2003)

Tincel Properties turned in a strong performance and remained a key income contributor to the Group.

Raffles City Shopping Centre ("RCSC")

RCSC achieved near full occupancy with its strategy to maintain its premium positioning and the success of its asset enhancement initiatives. Its shopper traffic remained consistently strong year-on-year, averaging 2.3 million shoppers per month.

In Q4 2004, RCSC enjoyed a healthy 9.8% increase in rental revenue over Q4 2003, as a result of higher renewal rents and more significantly, several asset enhancement initiatives which added a total of 12,500 sq ft of new retail space implemented earlier in the year. These initiatives which had commenced in Q4 2003, included the conversion of lower yielding hotel space to retail space, re-conceptualisation of existing retail spaces and conversion of circulation areas to new food & beverage outlets.

During the year, RCSC introduced new trend-setting tenants to further enhance its desired tenancy mix. It also launched a new brand advertising campaign and hosted a number of iconic events with its various strategic partners. These strategic initiatives served to rejuvenate and reinforce the centre's premium positioning. RCSC was nominated as one of the top three finalists in the Most Memorable Shopping Experience – Shopping Centre category in the 18th Tourism Awards organised by the Singapore Tourism Board in 2004.

Raffles City Tower ("RCT")

Through innovative and competitive lease packaging, RCT achieved occupancy of 93% as at end of Q4 2004, well above the current islandwide occupancy rate of 83.7%. Revenue in Q4 2004 was marginally 1% lower than Q4 2003 despite lower average rental on renewals experienced over the last two years. For the full year 2004, RCT's occupancy averaged 94%, an improvement over the 91% achieved in 2003.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q3 2004 results announcement, it was stated that:-

"For Q4 2004 and the whole of 2004, the Group expects its operational performance to be profitable. The overall level of profitability for the whole of 2004 is expected to be lower than that of 2003, which included a very significant net exceptional divestment gain of S$33.7 mil. The Group does not expect any significant exceptional gain in the current financial year and in line with the Group's practice, a review of the carrying values of property, plant and equipment for any impairment will be conducted at the end of the year."

The current announcement exceeded the prospect statement. The overall level of profitability for the whole of 2004 is higher than that of 2003 due to:-

a) exceptional items, which included the write-back of provisions for settlement claims no longer required, following favourable settlements and the write-back of provision for profit warranty for Tincel Properties Pte Ltd no longer needed, following the finalisation of its 2004 financial results;

b) the recognition of a one-off gain, following the receipt of a refund from a third party in Q4 2004; and

c) the cessation of goodwill amortisation, following the decision to adopt the new and revised Financial Reporting Standards (FRS) 103, 36 and 38, under which goodwill is not amortised but tested for impairment annually.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

In 2005, the Group will continue to focus on expanding its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity to grow fee-based income and improve returns. Efforts in this area are already bearing fruit, marked by the Group's first foray into Shanghai on 11 January with a deal to manage Swissotel Grand Shanghai, making a total of 7 new management contracts since April 2003. For its existing portfolio of hotels and resorts, the focus will continue to be to grow revenue and improve efficiency.

In sales & marketing, the Group will embark on several initiatives to strengthen the presence and awareness of both the Raffles and Swissotel brands. For the Raffles brand, these will include the launch of the new raffles.com website with enhanced functionalities to increase online bookings as well as a new collateral programme for cross-selling of the award-winning collection of Raffles hotels and resorts.

For the Swissotel brand, there will be increased efforts on direct marketing to drive revenue. There are also plans to increase brand awareness through multi-media advertising and a print campaign in top regional publications.

The Group will also aggressively tap growth markets of China, Russia and Middle East, through roadshows and partner marketing programmes.

For the Related Commercial Investment business, RCSC will continue to leverage on its asset enhancement initiatives to convert non-revenue generating spaces into productive retail areas, grow its retail footprint and further enhance its tenancy mix to reflect a stronger focus on fashion, lifestyle and the arts. RCT will continue to retain its existing tenants and attract new ones through innovative and competitive lease packaging.

The Group expects its operational performance in Q1 2005 to ride on the momentum of the strong performance in Q4 2004. The year-on-year performance for Q1 2005 will be moderated by the higher base of comparison of a very strong Q1 2004; and higher interest expense in 2005 from additional borrowings arising from the capital distribution in May 2004. The Group also expects the operational performance for the whole of 2005 to be profitable.

The Group will continue with its effort to create and unlock value for shareholders, including balance sheet management, divestment and re-deployment of capital.

11. Risk Factors

The Group manages risk under an overall strategy determined by the Board and supported by the Audit Committee, Management Committee, Treasury Committee and the Internal Audit department.

The Group's risk management framework provides a structured context for Management to undertake periodic reviews of the past performance of, and to profile the current and future risks facing the Group. These risks are controlled and managed within the overall risk management framework under the leadership of the Management Committee. This framework is designed using an enterprise-wide risk management methodology which incorporates risk identification, analysis, assessment, treatment and monitoring/review of a wide range of risk and compliance issues including external environment, process risk and decision making risks.

This framework is implemented at each operating unit and monitored at the Group level. Within this structure, potential risk exposures are assessed to determine the appropriate type of risk management to be applied.

In line with good corporate governance, the Group has in place an Internal Audit resource, which focuses on providing an independent resource and perspective to both the Board and the Audit Committee, on the processes and controls that help to mitigate major risks.

Financial Risk Management

The Group is exposed to a variety of financial risks, namely foreign exchange, interest rate and liquidity risks. It uses financial and other instruments such as interest rate caps in connection with its risk management activities and does not hold or issue financial instruments for trading purposes.

The Group has also established processes to monitor and control the hedging of transactions in a timely and accurate manner.

Foreign exchange risk
In respect of transactional exposures of the Group in currencies other than the measurement currencies of the operating entities, the Group ensures that the net exposure is kept to an acceptable level.

In addition to transactional exposures, the Group also has a number of investments in foreign subsidiaries which have net assets that are exposed to currency translation risks. These assets are long-term in nature and the exchange differences arising from translation are taken directly to the exchange fluctuation reserve. The exchange rates are monitored regularly.

Interest rate risk
The Group's exposure to market risk for changes in interest rates relates primarily to the Group's investment portfolio and debt obligations. The portfolio includes mainly cash and debt securities with active secondary or resale markets.

The Group uses a mix of fixed and variable rate debt and financial instruments such as interest rate caps to manage its interest costs.

Liquidity risk
Prudent liquidity risk management requires the Group to maintain sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain its flexibility in funding by keeping committed credit lines available.

Operational Risk Management

Operational risk, which is inherent in all business activities, is the potential for financial loss, and business instability arising from failures in internal controls, operational processes or the systems that support them.

Our hotel properties are subject to operating risks common to the hotel industry. These risks include:
- competition from other hotels;
- oversupply in room availability in certain markets which could adversely affect occupancy rates and average daily rates and therefore revenue per available room;
- increases in operating costs due to inflation and other factors;
- dependence on business travelers and tourism;
- increase in energy and labour costs and other expenses;
- the recurring need for renovation, refurbishment and improvement of hotel and resort properties;
- government regulations and changes in interest rates;
- the availability of financing for operating and capital requirements;
- emergence of infectious diseases;
- natural disasters;
- extreme weather conditions;
- labour disputes;
- political instability;
- terrorism and its negative impact on travel;
- adverse effects of general and local economic conditions.

It is recognised that such risks can never be entirely eliminated and that the cost controls in minimising these risks may outweigh the potential benefits. Accordingly, the Group continues to focus on risk management and incident management. The Group also has in place operating manuals, standard operating procedures, delegation of authority guidelines and a regular reporting framework, which encompasses operational and financial reporting. To reinforce the implementation of the Group's risk strategy by the operating units, independent checks on risk issues are undertaken by the Internal Audit function. Where appropriate, this is supported by risk transfer mechanisms such as insurance.

With regards to insurance against risk, it is not practicable to insure against every risk to the fullest extent. The insurance market remains difficult, both as to breadth and cost of coverage and in some cases external insurance is simply unavailable or is not available at an economic price. Where there is external insurance, and in view of increased premiums for, in some cases, reduced cover, the Group regularly reviews both the type and amount of external insurance that it buys, bearing in mind the availability of such cover, its price and the likelihood and magnitude of the risks involved. The Group has maintained insurance levels determined to be appropriate in the light of the cost of cover and risk profiles of the businesses in which it operates.

Competition Risk Management

The Group's hotels compete with international, regional and independent hotel companies, some of which may have a wider geographic presence, have greater financial resources and have brand presence in more travel destinations.

As such, the Group's ability to obtain management agreements is based primarily on the value and quality of its management services, brand name recognition and the economic advantages to the hotel owner of retaining the Group's management services and using its brand(s). Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements.

It is not entirely possible to eliminate such competitive factors. However, the Group recognises that it has to continually improve and develop its market and brand presence. The Group continues to be committed to delivering on its brand promise, by refining the positioning of the Group's two-tier branding strategy. With this two-tier branding strategy, the Group caters to two different customer bases, which reduces the likelihood of competition for customers at any one of the Group's hotels from other hotels within its portfolio. This diversity also serves to increase the Group's market share within markets where it operates more than one brand.

The Group will continue to diversify its geographical markets, so as to provide diversification and a broader base from which to enhance revenue and profits to strengthen the Group's global brands. In addition to the receipt of management fee income, the Group has maximised the use of its hotel property assets to add alternative income streams, such as establishing food and beverage outlets and increasing its banqueting services, retail outlets and spa and wellness facilities at its hotels.

This diversity in its customer-base, geographical location and earnings stream limits the Group's exposure to any particular lodging asset, brand, revenue stream and geographic region.

Besides its core business in the hospitality industry, the Group has investment in a mixed-use complex, which may give rise to exposure in the retail and office segments. The Group is exposed to risk that not all or any of its tenants will renew their leases, or that the new lease terms will not be as favourable to the Group as the existing leases. In the event that one or more of the tenants does not renew its lease, the Group will need to find a replacement tenant or tenants, which could subject the Group to periods of vacancy and/or refitting for which the Group would not receive rental income.

To minimise its exposure to this factor, the renewal of tenants are spread out as much as possible. The tenant management process also involves maintaining close dialogue with the tenants to ensure that their needs are addressed. The trade mix is regularly reviewed and optimised to ensure that the complex maintains its competitive positioning in the market place.

In addition, a comprehensive promotion programme is also in place to constantly generate "top of mind" awareness and customer traffic to the retail complex. The maintenance and upkeep of the complex is also a priority to ensure that the image of the complex is maintained.

Investment Risk Management

The Group's capital investment decision process is guided by investment parameters instituted on a Group-wide basis.

All investments are subject to vigorous scrutiny to ensure that they meet the relevant hurdle rates of return and country limits, and all the relevant risks factors such as operating currency, liquidity risks are considered comprehensively.

In addition, the Board requires that each major investment proposal submitted to the Board for decision is accompanied by a comprehensive risk assessment and Management's proposed mitigation strategies.

Compliance & Legal Risk Management

Both in Singapore and internationally, the Group's operations are subject to regulations and further changes in regulations could adversely affect results of operations. Possible future regulations, particularly in the areas of competition law, taxation policy, consumer protection and environmental law could affect the Group's operations.

The responsibility to ensure compliance with applicable laws and regulations lies with the respective operating business heads and oversight in the discharge of their responsibilities is provided by the Internal Audit function.

Legal risk is the risk that the business activities of the Group have unintended or unexpected legal consequences. It includes risks arising from:-
- Actual or potential violations of laws or regulations (which may attract a civil or criminal fine or penalty);
- Inadequate documentation, legal or regulatory incapacity, insufficient authority of a counter-party and uncertainty about the validity or enforceability of a contract in counter-party insolvency;
- Failure to protect the Group's property (including its interests in its premises and its intellectual property such as the Raffles and Swissotel logos, brand names and products); and
- The possibility of civil claims (including acts or other events which may lead to litigation or other disputes).

The Group identifies and manages legal risks through effective use of its internal and external legal advisers. The internal Legal department assists in identifying, monitoring and providing support necessary to identify and manage legal risks across the Group.

Interested Person Transactions Risk Management

In respect of transactions entered into by the Group, its subsidiaries and associated companies that are "entities at risk" ("the EAR Group "), with its Interested Persons (namely its controlling shareholders, Chief Executive Officer, Directors and their respective associates), the Group is guided by and complies with the provisions of Chapter 9 of the Singapore Exchange Securities Trading Limited's Listing Manual, to ensure that such Interested Person Transactions ("IPT") are entered into on an arm's length basis and on normal commercial terms, which are generally no more favourable than those extended to unrelated third parties.

The Group has established internal control procedures to ensure that transactions carried out with Interested Persons comply with the provisions of Chapter 9 and its Shareholders' Mandate (which is renewed on an annual basis and which will be updated at an Extraordinary General Meeting to be convened). These internal control procedures are intended to ensure that IPT are conducted at arm's length and on normal commercial terms that are not prejudicial to the interests of minority shareholders.

The Group maintains a register to record all IPT (recording the basis, including the quotations obtained to support such basis, on which they are entered into), which are entered into by the EAR Group. The Group's annual internal audit plan incorporates a review of all IPT entered into in the relevant financial year.

The Audit Committee will periodically review the Internal Audit's IPT reports to ascertain that the guidelines and procedures on IPT have been complied with. The review will include the examination of the nature of the IPT and its supporting documents or such other information deemed necessary by the Audit Committee. If a member of the Audit Committee has an interest in an IPT, he or she will abstain from participating in the review and approval process in relation to the IPT.

12. Dividend

Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend amount per share	S$0.02
Dividend Rate	6.25% per ordinary share less tax
Par value of shares	S$0.32
Tax Rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend amount per share	S$0.02
Dividend Rate	4.0% per ordinary share less tax
Par value of shares	S$0.50
Tax Rate	20%

(c) Date payable

Subject to shareholders' approval, the dividend is expected to be paid on 27 May 2005.

(d) Books closure date

NOTICE IS HEREBY GIVEN that subject to approval being obtained at the 10th Annual General Meeting of the Company for the declaration of the final dividend which is expected to be paid on 27 May 2005, Transfer Books and Register of Members of the Company are expected to be closed on 10 May 2005. Accordingly, registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00pm on 10 May 2005 will be registered to determine shareholders' entitlement to the proposed dividend.

13. If no dividend has been declared / recommended, a statement to that effect.

Not Applicable.

14. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited financial statements, with comparative information for the immediately preceding year

(a) Primary reporting - business segments

31 Dec 2004 S$'000	Hotels & Resorts	Related Commercial Investment	Consolidated
Turnover			
External sales	526,511	1,309	527,820
Profit from operating activities	36,786	1,309	38,095
Share of results of associated companies	16,937	26,293	43,230
Profit before interest and tax	53,723	27,602	81,325
Finance income			3,663
Finance costs			(11,054)
Profit before tax			73,934
Income tax expense			(14,399)
Profit after tax			59,535
Minority interests			493
Profit attributable to shareholders			60,028

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Other information				
Segment assets	1,391,651	-	108,515	1,500,166
Associated companies	363,819	359,890	-	723,709
Consolidated total assets	1,755,470	359,890	108,515	2,223,875
Segment liabilities	155,323	-	444,279	599,602
Capital expenditure	16,653	-	-	16,653
Depreciation	48,928	-	-	48,928
Amortisation	408	-	-	408

(a) Primary reporting - business segments (cont'd)

31 Dec 2003 S$'000	Hotels & Resorts	Related Commercial Investment	Consolidated
Turnover			
External sales	418,773	1,332	420,105
Profit from operating activities	23,912	1,332	25,244
Share of results of associated companies	17,391	28,137	45,528
Profit before interest and tax	41,303	29,469	70,772
Finance income			10,103
Finance costs			(8,433)
Profit before tax			72,442
Income tax expense			(18,392)
Profit after tax			54,050
Minority interests			93
Profit attributable to shareholders			54,143

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Other information				
Segment assets	1,431,667	-	316,809	1,748,476
Associated companies	361,320	357,137	-	718,457
Consolidated total assets	1,792,987	357,137	316,809	2,466,933
Segment liabilities	154,767	-	352,111	506,878
Capital expenditure	29,837	-	-	29,837
Depreciation	52,551	-	-	52,551
Amortisation	1,685	-	-	1,685

(b) Secondary reporting - geographical segments

	Group			
	31 Dec 2004		31 Dec 2003	
	S$'000	%	S$'000	%
Turnover				
Singapore	112,613	21%	93,585	22%
Asia-Pacific excluding Singapore	166,563	32%	81,843	20%
Europe	214,914	41%	209,635	50%
Americas	33,730	6%	35,042	8%
	527,820	100%	420,105	100%
EBITDA				
Singapore	70,121	52%	58,437	43%
Asia-Pacific excluding Singapore	20,256	15%	318	0%
Europe	35,419	27%	68,154	51%
Americas	7,620	6%	8,202	6%
	133,416	100%	135,111	100%
Total assets				
Singapore	1,217,014	55%	1,441,859	58%
Asia-Pacific excluding Singapore	250,535	11%	246,352	10%
Europe	648,228	29%	665,594	27%
Americas	108,098	5%	113,128	5%
	2,223,875	100%	2,466,933	100%
Capital expenditure				
Singapore	2,022	12%	2,952	10%
Asia-Pacific excluding Singapore	4,332	26%	5,437	18%
Europe	9,561	58%	21,080	71%
Americas	738	4%	368	1%
	16,653	100%	29,837	100%

15. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Analysis of the business segments is in para 8. Analysis of the geographical segments is as follows.

Turnover

In 2004, turnover from the Singapore segment grew by 20.3% to S$112.6 mil over 2003 which was impacted by SARS in 1H2003. Performance of the Singapore properties had exceeded the pre-SARS level.

Turnover from the Asia-Pacific excluding Singapore segment rose significantly by 103.5% to S$166.6 mil as a result of the consolidation of twelve-month turnover of Swissotel Nankai Osaka.

Turnover from the Europe segment grew by S$5.3 mil in 2004 over 2003 which included the six-month contribution from Raffles Brown's Hotel divested in June 2003. Excluding Raffles Brown's Hotel, turnover actually grew by S$16.8 mil.

Turnover from the Americas segment was lower mainly because of translation of United States Dollar denominated earnings at a lower exchange rate to Singapore Dollar.

EBITDA

EBITDA from the Singapore segment increased by 20.0% to S$70.1 mil as a result of better operating performance and higher exceptional gains.

EBITDA from the Asia Pacific excluding Singapore segment increased significantly to S$20.3 mil mainly because of contributions from Swissotel Nankai Osaka and exceptional losses in 2003.

EBITDA from the Europe segment was lower in 2004 because of net exceptional gains in 2003 and one-off provisions in 2004 as compared to one-off write-backs in 2003. Excluding these, EBITDA contribution from operations actually improved.

EBITDA from the Americas segment was lower because of an additional S$1.9 mil net exceptional gains in 2003. EBITDA from operations actually improved by S$1.3 mil.

Total Assets

The total assets in the Singapore region decreased due to the utilisation of cash and cash equivalents for the Capital Distribution in May 2004.

The total assets in the Europe region decreased as a result of the repayment of a loan in 2004 extended to owner of a managed hotel.

16. A breakdown of sales

		Group		
		31 Dec 2004	31 Dec 2003	Incr / (Decr)
		S$'000	S$'000	%
(a)	Sales reported for first half year	262,244	188,102	39
(b)	Operating profit after tax before deducting minority interests reported for the first half year	14,991	34,004	(56)
(c)	Sales reported for second half year	265,576	232,003	14
(d)	Operating profit after tax before deducting minority interests reported for the second half year	44,544	20,046	122

17. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	33,364	33,338
Preference	-	-
Total:	33,364	33,338

18. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested persons transactions conducted during the financial year were as follows:

Interested Persons	Aggregate value of all interested persons transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)	Total
	S$'000	S$'000	S$'000
CapitaLand Limited Group:			
- Laundry and dry cleaning	-	255	255
- Training and related fees	-	178	178
- Internal audit fees and Corporate services and support	-	1,489	1,489
- Management and technical fees	-	4,508	4,508
- Electronic commerce	-	126	126
	-	6,556	6,556
Singapore Technologies Pte Ltd Group:			
- Cable services		220	220
Temasek Holdings (Private) Limited Group:			
- Rooms and food and beverage services	-	6,205	6,205
Total	-	**12,981**	**12,981**

* As renewed at Annual General Meeting on 15 April 2004.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
4 February 2005

APPENDIX 1

RAFFLES HOLDINGS LIMITED & ITS SUBSIDIARIES

(Incorporated in Singapore) (Regn. No.: 199506093G)

FULL YEAR AUDITED FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

ADDITIONAL INFORMATION TO INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

TABLE OF CONTENTS

1. Revenue

	The Group	
	2004	2003
	$'000	$'000
Services rendered for hotel operations	**473,285**	368,416
Sale of goods in hotel operated shops	**6,846**	5,536
Rental income	**8,065**	7,873
Contingent rental income	**182**	100
Management and other services fees	**39,442**	38,180
Turnover	**527,820**	420,105
Other operating income	**7,576**	6,507
Gross dividend income from unquoted investments	**316**	64
Interest income	**3,347**	7,903
	539,059	434,579

2. Share of results of associated companies

	The Group	
	2004	2003
	$'000	$'000
Included in the share of results of associated companies is:		
Interest income	**45,703**	44,058

The above arises from loans to an associated company which are in substance an extension of the Group's investment in the associated company.

3. Finance income

	The Group	
	2004	2003
	$'000	$'000
Interest income	**3,347**	7,903
Gross dividend income from unquoted investments	**316**	64
Net foreign exchange gains	**-**	2,136
	3,663	10,103

4. Finance costs

	The Group	
	2004	2003
	$'000	$'000
Interest expense		
- Bank loans/overdrafts	**10,146**	8,433
Premium on option contracts	*****	*
Net foreign exchange losses	**908**	-
	11,054	8,433

* Denotes amount less than $500.

5. Tax

Tax expense

	The Group	
	2004	2003
	$'000	$'000
Tax expense /(credit) attributable to profit for the current financial year is made up of:		
Current income tax		
Singapore	**2,731**	3,553
Foreign	**6,397**	5,614
	9,128	9,167
Deferred tax	**(2,958)**	(1,052)
	6,170	8,115
Share of tax of associated companies**	**8,303**	10,728
	14,473	18,843
Over provision in prior financial years		
Current income tax	**(74)**	(451)
	14,399	18,392

** Includes $9,140,000 (2003: $9,693,000) current income tax expense of the Company relating to interest income from loans to an associated company that has been included in the share of results of associated companies.


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn. No.: 199506093G)

Full Year Audited Financial Statement And Dividend Announcement

TABLE OF CONTENTS


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

		Group (Fourth Quarter)			Group (Full Year)		
		Q4 2004	Q4 2003	Incr / (Decr)	31 Dec 2004	31 Dec 2003	Incr / (Decr)
	Note	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**142,088**	**135,883**	5	**527,820**	**420,105**	26
Cost of sales	i	(67,789)	(67,124)	1	(257,253)	(209,650)	23
Gross profit	i	**74,299**	**68,759**	8	**270,567**	**210,455**	[illegible]
Advertising & promotion	ii	(9,913)	(9,158)	8	(31,619)	(28,605)	11
General & administration	ii	(16,857)	(19,128)	(12)	(82,297)	(77,980)	6
Property & maintenance	ii	(31,131)	(33,508)	(7)	(133,849)	(114,615)	17
Other operating income		4,539	4,080	11	7,576	6,507	16
Profit from operating activities before exceptional items	iii	**20,937**	**11,045**	90	**30,378**	**(4,238)**	n.m.
Exceptional gains	iv	7,365	4,416	67	7,717	47,676	(84)
Exceptional losses	iv	-	(15,216)	n.m.	-	(18,194)	n.m.
Profit from operating activities after exceptional items		28,302	245	11,452	38,095	25,244	51
Share of results of associated companies	v	10,780	11,241	(4)	43,230	45,528	(5)
Profit before interest and tax		39,082	11,486	240	81,325	70,772	15
Finance income	vi	188	2,655	(93)	3,663	10,103	[illegible]
Finance costs	vii	(4,264)	(2,025)	111	(11,054)	(8,433)	31
Profit before tax	viii	35,006	12,116	189	73,934	72,442	2
Income tax expense	ix	743	(1,700)	n.m.	(14,399)	(18,392)	(22)
Profit after tax		35,749	10,416	243	59,535	54,050	10
Minority interests		281	(545)	n.m.	493	93	430
Profit attributable to shareholders* (PATMI)	x	36,030	9,871	265	60,028	54,143	11

* <u>Comprising</u>						
- Operating PATMI	**28,665**	**20,674**	39	**52,311**	**28,656**	83
- Net exceptional gains/(losses) after tax	7,365	(10,803)	n.m.	7,717	25,487	(70)

n.m. - not meaningful

Explanatory Notes

i) Turnover, cost of sales and gross profit

FY 2004 versus FY 2003

Turnover increased by 25.6% to S$527.8 mil. This was achieved through successful sales & marketing initiatives to drive revenue which positioned the Group well to benefit from the recovery in the global lodging industry. The increase was also due to the consolidation of twelve-month turnover of Swissotel Nankai Osaka as compared to four-month turnover in 2003 following its launch on 1 September 2003 which was partly offset by the deconsolidation of Raffles Brown's Hotel's turnover following its divestment in June 2003.

Cost of sales increased by S$47.6 mil or 22.7% mainly because of the consolidation of the Swissotel Nankai Osaka's full year cost of sales as compared to four months in 2003. Gross profit margin, excluding Swissotel Nankai Osaka which is a leased property, improved from 51.8% to 53.8% because of successful cost management measures.

Overall, gross profit improved by S$60.1 mil or 28.6% as a result of better operating performance, successful cost management and contributions from new property.

Q4 2004 versus Q4 2003

For Q4 2004, cost of sales increased marginally by S$0.7 mil on a S$6.2 mil increase in turnover. This flowed through to better gross profit margin which improved from 50.6% to 52.3%.

Overall, gross profit improved by S$5.5 mil or 8.1% to S$74.3 mil.

ii) Advertising & promotion, general & administration and property & maintenance

FY 2004 versus FY 2003

Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion expenses referred to all expenses incurred for sales & marketing activities. These included expenses relating to the operations of global sales offices, partner & loyalty marketing as well as brand promotion and marketing. Expenses increased by S$3.0 mil or 10.5% mainly due to the consolidation of the full year expenses of Swissotel Nankai Osaka as compared to four months in 2003. Expressed as a % of turnover, advertising & promotion expense ratio decreased by 0.8% reflecting the Group's success in stretching each advertising and promotion dollar to achieve greater mileage.

General & administration expenses increased by S$4.3 mil or 5.5%. The increase was mainly due to higher one-off provisions made in respect of receivables and arbitration expenses and the absence of write-backs compared with last year. Excluding these one-off items, general & administration expenses decreased by S$3.2 mil due to vigorous cost management measures implemented and cessation of goodwill amortisation following adoption of new and revised Financial Reporting Standards (FRS) 103, 36 and 38 in 2004.

Property & maintenance expenses include lease payments of the hotels. The increase of S$19.2 mil was mainly due to the consolidation of twelve-month expenses including lease payments for Swissotel Nankai Osaka in 2004. The increase was partly offset by a lower depreciation charge of S$3.6 mil arising from the divestment of Raffles Brown's Hotel and absence of one-off accelerated depreciation in 2004.

Q4 2004 versus Q4 2003

For Q4 2004, advertising & promotion expenses increased by S$0.8 mil or 8.2% in line with the increase in turnover.

General & administration expenses decreased by S$2.3 mil or 11.9% mainly due to cessation of goodwill amortisation.

Property & maintenance expenses decreased by S$2.4 mil or 7.1% mainly due to lower depreciation.

iii) Profit from operating activities before exceptional items

FY 2004 versus FY 2003

Profit from operating activities before exceptional items registered a significant improvement of S$34.6 mil, turning around from a loss of S$4.2 mil in 2003 to a profit of S$30.4 mil in 2004. This was due to the increase in turnover and the successful cost management which resulted in a better profitability flow-through.

Q4 2004 versus Q4 2003

For Q4 2004, profit from operating activities before exceptional items improved by 89.6% to S$20.9 mil.

iv) **Exceptional items**

The net exceptional gains / (losses) before tax and minority interests comprised:

	Group			
	(Fourth Quarter)		(Full Year)	
	Q4 2004	Q4 2003	31 Dec 2004	31 Dec 2003
	S$' mil	S$' mil	S$' mil	S$' mil
Exceptional gains				
(a) Gain on the divestment of Raffles Brown's Hotel in London and realisation of exchange gain	-	1.6	-	37.7
(b) Successful resolution of outstanding legal issues and post-completion matters relating to Swissotel acquisition	-	-	-	6.3
(c) Write-back of provision for profit warranty in relation to the sale of 55% interest in Tincel Properties (Private) Limited ("Tincel Properties") no longer required as performance exceeded agreed targets	2.0	2.8	2.0	2.8
(d) Write-back of allowance for diminution in value of unquoted equity investments upon return of capital by investee companies	-	-	-	0.9
(e) Write-back of provisions for settlement claims no longer required, following favourable settlements	5.3	-	5.7	-
Total exceptional gains	7.3	4.4	7.7	47.7
Exceptional losses				
(f) Provision for settlement claims and associated professional costs	-	(9.7)	-	(9.7)
(g) Allowance for diminution in value of associated companies and investments	-	(5.5)	-	(5.5)
(h) One-off payment pursuant to Raffles Retirement Gratuity Scheme and employment contracts	-	-	-	(3.0)
Total exceptional losses	-	(15.2)	-	(18.2)
Net exceptional gains/(losses)	7.3	(10.8)	7.7	29.5

v) **Share of results of associated companies**

FY 2004 versus FY 2003

Share of results of associated companies decreased by S$2.3 mil or 5.0% due mainly to the absence of property tax rebate in 2004 relating to Tincel Properties (Private) Limited ("Tincel Properties") who owns Raffles City Complex and a one-off write-back of provision in 2003. Excluding these effects, Tincel Properties' performance improved on the back of higher rental income.

Q4 2004 versus Q4 2003

For Q4 2004, share of results of associated companies decreased by S$0.5 mil or 4.1% due mainly to the absence of property tax rel relating to Tincel Properties in 2004. Excluding this, Tincel Properties' operating performance actually improved.

vi) **Finance income**

FY 2004 versus FY 2003

Finance income was S$6.4 mil or 63.7% lower in 2004 because of the (a) lower interest income earned on lower cash balances following the capital distribution in May 2004, (b) provision for interest income from an investee company, and (c) net exchange gains of S$2.1 mil in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, finance income was lower by S$2.5 mil or 92.9% for reasons similar to those for the full year above.

vii) **Finance costs**

FY 2004 versus FY 2003

Finance costs was higher than 2003 by S$2.6 mil or 31.1% due mainly to (a) higher interest costs incurred on borrowings for capital distribution and (b) net exchange losses which were largely unrealised.

Q4 2004 versus Q4 2003

For Q4 2004, finance costs was S$2.2 mil higher for similar reasons as the full year above.

viii) **Profit before tax**

FY 2004 versus FY 2003

Profit before tax for 2004 was higher at S$73.9 mil despite the significant net exceptional gains recorded in 2003; and lower finance income and higher finance costs in 2004 as described in para (vi) and (vii).

Profit before tax from operations increased significantly by 54.1% to S$66.2 mil due to better performance from the Hotels & Resorts segment.

Q4 2004 versus Q4 2003

For Q4 2004, profit before tax improved by 188.9% to S$35.0 mil due to (a) better operating performance; and (b) net exceptional gains of S$7.3 mil in Q4 2004 compared with net exceptional losses of S$10.8 mil in Q4 2003 as described in (iv).

The increase was partly offset by higher finance costs (net of finance income) of S$4.1 mil in Q4 2004 as compared to finance income (net of finance costs) of S$0.6 mil in Q4 2003.

ix) **Income tax expense**

FY 2004 versus FY 2003

Taxation for 2004 was S$4.0 mil or 21.7% lower because of provision for tax on the Raffles Brown's Hotel divestment gain in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, there was an income tax credit of S$0.7 mil mainly due to share of associated company's tax credits in Q4 2004.

x) **Profit attributable to shareholders (PATMI)**

FY 2004 versus FY 2003

On an operating basis, profit attributable to shareholders increased significantly by S$23.7 mil or 82.5% due mainly to better operating performance from the Hotels & Resorts segment. It was partly offset by the lower finance income and higher finance costs.

Overall, the profit attributable to shareholders increased by S$5.9 mil or 10.9% even though the Group recognised lower net exceptional gains of S$7.7 mil in 2004 as compared to S$25.5 mil in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, overall profits attributable to shareholders was significantly higher by S$26.2 mil or 265.0% mainly due to (a) better operating performance; and (b) net exceptional gains of S$7.3 mil in Q4 2004 compared with net exceptional losses of S$10.8 mil in Q4 2003 as explained in (iv) above.

xi) Additional Disclosures

	Group (Fourth Quarter)			Group (Full Year)		
	Q4 2004	Q4 2003	Incr / (Decr)	31 Dec 2004	31 Dec 2003	Incr / (Decr)
	S$'000	S$'000	%	S$'000	S$'000	%
Profit before tax is arrived at after:						
Charging						
Amortisation	(682)	451	n.m.	408	1,685	(76)
Auditors' remuneration						
- PwC Singapore	58	52	12	230	206	12
- Other auditors	188	167	13	751	668	12
Other fees paid to PwC Singapore	30	13	131	118	53	123
Bad debts written-off	-	107	n.m.	13	107	(88)
Depreciation of property, plant and equipment	9,396	12,783	(26)	48,928	52,551	(7)
Directors' remuneration	213	244	(13)	852	975	(13)
Directors' fees	71	70	1	282	278	1
Loss on write-off / disposal of property, plant and equipment	266	558	(52)	379	484	(22)
Pre-operating expenses	-	713	n.m.	-	713	n.m.
Allowance for doubtful debts	655	3,323	(80)	4,074	2,196	86
Rental expense	4,885	3,611	35	16,762	11,443	46
Contingent rental expense	2,651	2,118	25	8,622	3,646	136
Interest expense	2,952	2,025	46	10,146	8,433	20
Staff costs	49,425	51,176	(3)	198,793	177,280	12
Net foreign exchange losses	1,312	-	n.m.	908	-	n.m.
And crediting						
Gain on disposal of property, plant and equipment	-	-	n.m.	-	489	n.m.
Write-back of allowance for doubtful debts	183	-	n.m.	183	163	12
Government grants	82	294	(72)	329	1,176	(72)
Interest income	(128)	1,994	n.m.	3,347	7,903	(58)
Net foreign exchange gains	-	597	n.m.	-	2,136	n.m.
Gross dividend income from unquoted investments	316	64	394	316	64	394
Gain on disposal of other investments and assets	-	-	n.m.	609	-	n.m.

xii) Extraordinary items

FY 2004 versus FY 2003

Q4 2004 versus Q4 2003

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

FY 2004 versus FY 2003

Q4 2004 versus Q4 2003

The adjustment for under or over provision of tax in respect of prior years is immaterial (2003: immaterial).

xiv) Refer to Appendix 1 for additional information to the income statement

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year**

		Group		Company	
		31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
	Notes	S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	126,876	249,367	86,415	187,605
Receivables	ii	78,738	79,964	17,714	17,480
Short-term investments	i	-	121,339	-	109,369
Inventories		9,691	9,645	-	-
Other current assets		6,085	3,101	20	14
		221,390	463,416	104,149	314,468
Non-current assets					
Receivables	ii	65,291	62,243	-	-
Other investments and assets		19,380	19,703	67	91
Investments in associated companies	iii	723,709	718,457	371,441	371,441
Investments in subsidiaries		-	-	1,052,957	1,115,826
Investment property		59,800	64,800	-	-
Property, plant and equipment	iv	1,103,732	1,117,114	12	17
Deferred tax assets		5,309	2,265	-	-
Goodwill		25,264	18,935	-	-
		2,002,485	2,003,517	1,424,477	1,487,375
Total assets		**2,223,875**	**2,466,933**	**1,528,626**	**1,801,843**
Current liabilities					
Trade and other payables		148,670	146,671	10,051	8,589
Provision for income tax		30,611	27,074	12,441	13,952
Borrowings	i	99,911	95,327	-	-
Provisions		4,042	4,461	4,042	4,461
		283,234	273,533	26,534	27,002
Non-current liabilities					
Borrowings	i	267,415	181,674	106,175	-
Deferred tax liabilities		27,854	26,427	-	-
Other non-current liabilities		11,474	12,327	1,183	1,062
Provisions		9,625	12,917	9,625	12,917
		316,368	233,345	116,983	13,979
Total liabilities		**599,602**	**506,878**	**143,517**	**40,981**
Net assets		**1,624,273**	**1,960,055**	**1,385,109**	**1,760,862**
Share capital and reserves					
Share capital		667,277	1,040,007	667,277	1,040,007
Reserves		903,597	866,072	717,832	720,855
Total shareholders' equity		1,570,874	1,906,079	1,385,109	1,760,862
Minority interests		53,399	53,976	-	-
		1,624,273	**1,960,055**	**1,385,109**	**1,760,862**

		Group		Company	
Net tangible assets (Total shareholders' equity less goodwill)	v	1,545,610	1,887,144	1,385,109	1,760,862

Explanatory Notes

i) **Cash and cash equivalents, Short-term investments & Borrowings**

Capital Distribution and Capital Reduction exercise to return S$0.18 per share or a total of S$375.0 mil to the shareholders was completed on 28 May 2004.

This resulted in lower cash & cash equivalents and short-term market investments of S$126.9 mil, higher borrowings of S$367.3 mil and lower net tangible assets of S$1,545.6 mil as at 31 December 2004.

ii) **Receivables**

Current receivables and non-current receivables increased by S$1.8 mil to S$144.0 mil as a result of higher trade debtors from better performance in 2004 and reclassification of a short-term investment to non-current receivables (when the repayment of an investment was converted to a non-current third party loan). The increase was partly offset by the receipt on due date of an amount from a related company and receipt of a third party loan repayment.

iii) **Investments in associated companies**

Investments in associated companies increased by S$5.3 mil to S$723.7 mil mainly due to our share of the revaluation gain on investment property of an associated company, partly offset by the share of losses for the financial year ended 31 December 2004.

iv) **Property, plant and equipment**

Property, plant and equipment decreased by S$13.4 mil to S$1,103.7 mil mainly because of depreciation charges of S$48.9 mil, partly offset by capital expenditure of S$16.7 mil and S$20.0 mil increase in balances due to the translation of foreign currency denominated property, plant and equipment into Singapore Dollar at higher rates.

v) **Net tangible assets**

The Group's net tangible assets decreased by S$341.5 mil to S$1,545.6 mil mainly as a result of:-

(a) capital distribution of S$375.0 mil

(b) net dividend of S$33.3 mil

partly offset by:

(c) profits of S$60.0 mil for the financial year ended 31 December 2004

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

(a) Amount repayable in one year or less, or on demand

As at 31 Dec 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
59,735	40,176	57,007	38,320

(b) Amount repayable after one year

As at 31 Dec 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
131,240	136,175	141,674	40,000

(c) Details of any collateral

At the end of the financial year, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	31 Dec 2004	31 Dec 2003
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	502,237	477,111

1(b)(iii) **Refer to Appendix 2 for additional information to the balance sheet**

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Note	Group 2004	Group 2003
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		73,934	72,442
Adjustments for :			
Exceptional gains		(7,717)	(47,676)
Exceptional losses		-	18,194
Depreciation and amortisation		49,336	54,236
Exchange difference		(2,332)	424
Other dividend and interest income		(3,663)	(7,967)
Interest expense		10,146	8,433
Provision for retirement gratuity		206	382
Net gain on disposal of property, plant and equipment and other investments and assets		(326)	(474)
Property, plant and equipment written off		96	484
Share of results of associated companies		(43,230)	(45,528)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		76,450	52,950
Change in operating assets and liabilities :			
Inventories		(45)	(106)
Receivables		(12,626)	(17,156)
Payables		8,674	1,677
Cash generated from operations		72,453	37,365
Interest received from an associated company		45,684	42,252
Income tax paid		(14,515)	(8,723)
Refund/ payment of net long term deposits		(707)	(2,967)
Payment pursuant to retirement gratuity scheme and employment contract		-	(2,978)
NET CASH INFLOW FROM OPERATING ACTIVITIES		102,915	64,949
Cash flows from investing activities			
Proceeds from disposal of a subsidiary, net of cash disposed		-	149,638
Proceeds from repayment of loans by owners, net of disbursement of loans to owners of managed hotels		10,121	-
Proceeds from sale of short-term market investments		109,369	48,881
Investments in associated companies		-	(9,027)
Subscription of convertible bonds issued by an associated company		-	(10,000)
Purchase of property, plant and equipment		(17,896)	(29,029)
Proceeds from a related company arising from disposal of subsidiaries in financial year 2002		11,947	-
Purchase of remaining interest in a subsidiary		-	(53,150)
Proceeds from sale of a non-core asset by a subsidiary		-	32,365
Other dividend and interest received		4,812	8,446
Proceeds from sale of property, plant & equipment and other investments and assets		1,562	1,568
Return of capital from an investee company		-	945
Payment of income support in respect of a subsidiary disposed		(1,711)	(1,910)
NET CASH INFLOW FROM INVESTING ACTIVITIES		118,204	138,727
Cash flows from financing activities			
Capital distribution paid to shareholders of the Company		(375,049)	-
Proceeds from issue of shares under share option plan		2,336	7
Dividends paid to shareholders of the Company		(33,338)	(32,448)
Dividends paid to minority shareholders		-	(675)
Interest paid		(10,433)	(8,625)
Proceeds from/(repayment of) term borrowings		73,223	(14,532)
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(343,261)	(56,273)
Net (decrease)/increase in cash and cash equivalents held	ii	(122,142)	147,403
Cash and cash equivalents at the beginning of the financial year		248,842	101,439
Cash and cash equivalents at the end of the financial year	i	126,700	248,842

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial year comprised the following:

	Group	
	31 Dec 2004	31 Dec 2003
	S$'000	S$'000
Cash and cash equivalents	126,876	249,367
Less: Bank overdrafts*	(176)	(525)
Cash and cash equivalents per consolidated cash flow statement	126,700	248,842

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash inflow from operating activities was significantly higher at S$102.9 mil, a 58.5% increase because of stronger operational performance.

Net cash inflow from investing activities was S$118.2 mil which included S$109.4 mil from the divestment of short-term market investments on maturity.

The cash inflows from operating and investing activities, together with cash and cash equivalents at beginning of the year and net additional S$73.2 mil term borrowings were used to fund the S$375.0 mil Capital Distribution and S$33.3 mil dividend payment made in 2004. Overall, there was a net cash outflow of S$122.1 mil for the year ended 31 December 2004.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2004						
- as previously reported	1,040,007	105,152	230,278	(7,523)	538,165	1,906,079
- effect of adopting FRS 103	-	-	-	-	6,329	6,329
- as restated	1,040,007	105,152	230,278	(7,523)	544,494	1,912,408
Revaluation gain on investment properties	-	-	1,825	-	-	1,825
Net currency translation adjustment	-	-	-	2,664	-	2,664
Net gains not recognised in income statement	-	-	1,825	2,664	-	4,489
Net profit after tax	-	-	-	-	60,028	60,028
Total recognised gains for the financial year	-	-	1,825	2,664	60,028	64,517
Capital distribution	(375,049)	-	-	-	-	(375,049)
Issue of shares under share option plan	2,319	17	-	-	-	2,336
Transfer from retained profits to capital reserves	-	-	-	62	(62)	-
Dividend for 2003	-	-	-	-	(33,338)	(33,338)
As at 31 Dec 2004	667,277	105,169	232,103	(4,797)	571,122	1,570,874
As at 1 Jan 2003	1,040,000	105,152	258,287	(42,331)	520,415	1,881,523
Revaluation deficit on investment properties	-	-	(28,009)	-	-	(28,009)
Net currency translation adjustment	-	-	-	47,743	-	47,743
Transfer to income statement on disposal of a subsidiary	-	-	-	(13,002)	(3,878)	(16,880)
Net (losses)/gains not recognised in income statement	-	-	(28,009)	34,741	(3,878)	2,854
Net profit after tax	-	-	-	-	54,143	54,143
Total recognised (losses)/gains for the financial year	-	-	(28,009)	34,741	50,265	56,997
Transfer from retained profits to capital reserves	-	-	-	67	(67)	-
Issue of shares under share option plan	7	-	-	-	-	7
Dividend for 2002	-	-	-	-	(32,448)	(32,448)
As at 31 Dec 2003	1,040,007	105,152	230,278	(7,523)	538,165	1,906,079

Company

	Share capital	Share premium	Exchange fluctuation reserve	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2004	1,040,007	105,152	32,871	582,832	1,760,862
Net currency translation adjustment	-	-	(6,984)	-	(6,984)
Net losses not recognised in income statement	-	-	(6,984)	-	(6,984)
Net profit after tax	-	-	-	37,282	37,282
Total recognised (losses)/gains for the financial year	-	-	(6,984)	37,282	30,298
Capital distribution	(375,049)	-	-	-	(375,049)
Issue of shares under share option plan	2,319	17	-	-	2,336
Dividend for 2003	-	-	-	(33,338)	(33,338)
As at 31 Dec 2004	667,277	105,169	25,887	586,776	1,385,109
As at 1 Jan 2003	1,040,000	105,152	17,454	567,195	1,729,801
Net currency translation adjustment	-	-	28,780	-	28,780
Transfer to income statement on disposal of a subsidiary	-	-	(13,363)	-	(1[illegible])
Net gains not recognised in income statement	-	-	15,417	-	15,417
Net profit after tax	-	-	-	48,085	48,085
Total recognised gains for the financial year	-	-	15,417	48,085	63,502
Issue of shares under share option plan	7	-	-	-	7
Dividend for 2002	-	-	-	(32,448)	(32,448)
As at 31 Dec 2003	1,040,007	105,152	32,871	582,832	1,760,862

Explanatory Notes

During the year, the shareholders of the Company approved the Capital Distribution of S$0.18 for each share amounting to S$375,049,000 by way of a Capital Reduction exercise to reduce par value of each share from S$0.50 per share to S$0.32 per share. The Capital Reduction was approved by the High Court of Singapore on 23 April 2004. The Company made payment to the shareholders on 28 May 2004. Accordingly, the paid up capital was reduced by S$375,049,000.

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

As a result of the Capital Distribution and Capital Reduction exercise carried out by the Company and completed in May 2004, the par value of each ordinary share was reduced from S$0.50 to S$0.32.

Share options

In 2004, the Company issued 3,594,628 and 1,629,758 (2003: 13,000) ordinary shares of $0.50 each (prior to the Capital Reduction exercise) and $0.32 (2003: $0.50) each respectively for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 31 December 2004, there were 33,744,224 (2003: 29,225,200) unissued shares under option of S$0.32 each (2003: S$0.50 each) of the Company under the Share Option Plan.

Movements are as follows:	Share options
As at 1 January 2004	29,225,200
Granted during the financial year	11,864,000
Cancelled during the financial year	(2,120,590)
Exercised during the financial year	(5,224,386)
As at 31 December 2004	33,744,224

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). During the financial year, 1,811,323 new Conditional Awards were granted and the number of Conditional Awards granted in prior years were adjusted following the Capital Distribution and Capital Reduction exercise. As at 31 December 2004, including the adjustments made and new awards granted, there were 5,885,044 Conditional Awards outstanding (2003: 2,700,000 Conditional Awards before adjustments made following the Capital Distribution and Capital Reduction exercise). Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. To date, no Release has been made as the three-year performance period of the first grant of Conditional Awards would end in 2004 and any Release would only be made in 2005. The amount provided in the consolidated income statement for 2004 was S$0.6 mil (2003: S$0.3 mil).

The details of the Performance Share Plan can be found in the 2003 Annual Report.

2. **Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.**

The full year figures have been audited by the Group's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Please find attached the auditors' report on the full year financial statements for the year ended 31 December 2004.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has adopted the following new and revised Singapore Financial Reporting Standards issued in July 2004 by the Council on Corporate Disclosure and Governance, with effect from the financial year beginning 1 January 2004:
FRS 103 on Business Combination, Revised FRS 36 on Impairment of Assets and Revised FRS 38 on Intangible Assets.

Except as disclosed above, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial year compared with the financial statements as at 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the adoption of the new and revised standards on net profit, net tangible asset and opening retained profits as at 1 January 2004 were as follows:

S$'mil	Group Increase
Net profit for the financial year ended 31 December 2004	1.1
Net tangible asset as at 31 December 2004	0.0
Opening retained profits as at 1 January 2004	6.3

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

		Group (Fourth Quarter)		Group (Full Year)	
		Q4 2004	Q4 2003	31 Dec 2004	31 Dec 2003
(a)	Based on the weighted average number of ordinary shares on issue (cents)	1.73	0.47	2.88	2.60
(b)	On fully diluted basis (cents)	1.72	0.47	2.87	2.60

Basic earnings per ordinary share on existing issued share capital is computed based on the weighted average number of shares in issue during the financial year of 2,083,435,000 (2003: 2,080,003,000).

Earnings per ordinary share on a fully diluted basis is computed based on the weighted average number of shares during the financial year adjusted to assume conversion of all potential dilutive ordinary shares of 2,090,184,000 (2003: 2,080,003,000).

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-

(a) current financial period reported on; and
(b) immediately preceding financial year

	Group		Company	
	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Net asset value* per ordinary share (S$)	0.78	0.94	0.66	0.85

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

   (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

For 2004, the Group achieved a net profit attributable to shareholders (PATMI) of S$60.0 mil on a S$527.8 mil turnover. This robust performance exceeded the prospect statement the Group released with its Q3 2004 results announcement. PATMI from operations grew by a hefty 82.5% to S$52.3 mil on a 25.6% increase in turnover.

This significant improvement in profitability was due to better performance from the hotel and resort business and contributions from new contracts. The successful implementation of various initiatives to grow revenue, manage costs and accretively grow the hotel business have yielded good results.

The Group achieved an average revenue per available room (RevPAR) of S$157 in 2004, a 15.9% increase over 2003. RevPAR increased across all regions, with the highest growth of 31.8% in the Asia Pacific region. This compared well against the industry-wide RevPAR, which was reported by Deloitte & Touche HotelBenchmark Survey and Smith Travel Research to have increased across Europe (+4.9%), Asia (+23.5%) and the United States (+8.2% for the Upper Upscale category) in the first eleven months of 2004.

During the year, the Group clinched two new hotel management contracts in new markets with Raffles Resort Taimana Tahaa, French Polynesia and Swissotel Krasnye Holmy, Moscow, making a total of 6 since April 2003. It had full year contributions from Swissotel Nankai Osaka and Swissotel Nai Lert Park Bangkok; and launched Raffles Resort Canouan Island in a grand opening in November 2004.

The Group received a bumper crop of 74 awards and accolades in 2004 of which 44 were for Raffles Hotels & Resorts, 26 for Swissotel Hotels & Resorts and 4 for Raffles Holdings Limited. The awards received by the hotels ranged from accommodation to dining experiences, as well as recognition for outstanding individuals in the Group. In corporate governance, Raffles Holdings Limited ("RHL") was awarded "The Most Transparent Company Award" for the Hotel category by Securities Investors Association of Singapore for the fifth consecutive year and was ranked joint fifth out of 570 listed companies in the Business Times Corporate Transparency Index.

The Group's four hotels in Singapore were the first four hotels in Singapore to sign memoranda of agreements for flexible wage structures in the second half of 2004. The wage restructuring allows costs to be reduced in an economic downturn and permit employees to participate in the upside when the hotels perform better.

Enhancing shareholders' value

In May 2004, the Group completed its Capital Distribution and Capital Reduction exercise and returned a total of S$375.0 mil or S$0.18 per share to shareholders.

This is part of the continuing efforts to create and unlock value for shareholders which included active balance sheet management, asset divestments and re-deployment of capital into accretive investments. The Group will continue to actively explore options to further the objective of creating and unlocking value for shareholders.

(i) **Turnover**

	Group (Fourth Quarter)				Group (Full Year)			
	Q4 2004	Q4 2003	Incr / (Decr)		31 Dec 2004	31 Dec 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	141.8	135.6	6.2	5	526.5	418.8	107.7	26
Related Commercial Investment	0.3	0.3	-	-	1.3	1.3	-	-
Total Turnover	**142.1**	**135.9**	**6.2**	**5**	**527.8**	**420.1**	**107.7**	**26**

FY 2004 versus FY 2003

Turnover increased by 25.6% to S$527.8 mil because of the higher turnover in the Hotels & Resorts segment. This was the result of the successful implementation of aggressive sales and marketing initiatives to drive revenue which positioned the Group well to benefit from the recovering lodging industry. The increase was also due to the consolidation of the full year turnover of Swissotel Nankai Osaka, following its launch on 1 September 2003 which was partly offset by the deconsolidation of Raffles Brown's Hotel turnover, following its divestment in June 2003.

Q4 2004 versus Q4 2003

For Q4 2004, turnover grew by S$6.2 mil to S$142.1 mil contributed entirely by the Hotels & Resorts segment.

(ii) **Profitability**

	Group (Fourth Quarter)				Group (Full Year)			
	Q4 2004	Q4 2003	Incr / (Decr)		31 Dec 2004	31 Dec 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisation (EBITDA)								
Comprising:								
Hotels & Resorts (Note 1)	33.5	29.2	4.3	15	95.3	66.1	29.2	44
Related Commercial Investment (Note 2)	7.0	6.4	0.6	9	27.6	29.4	(1.8)	(6)
Unallocated (Note 3)	(1.1)	2.6	(3.7)	n.m.	2.8	10.1	(7.3)	(72)
Operating EBITDA	**39.4**	**38.2**	**1.2**	**3**	**125.7**	**105.6**	**20.1**	**19**
Net exceptional gains/ (losses)	7.3	(10.8)	18.1	n.m.	7.7	29.5	(21.8)	(74)
TOTAL	**46.7**	**27.4**	**19.3**	**70**	**133.4**	**135.1**	**(1.7)**	**(1)**
Profit after tax and minority interests attributable to shareholders (PATMI)								
Comprising:								
Operating PATMI	**28.7**	**20.6**	**8.1**	**39**	**52.3**	**28.6**	**23.7**	**83**
Net exceptional gains/ (losses) after tax	7.3	(10.8)	18.1	n.m.	7.7	25.5	(17.8)	(70)
TOTAL	**36.0**	**9.8**	**26.2**	**265**	**60.0**	**54.1**	**5.9**	**11**

Notes:
(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial components. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to finance income and exchange differences.

EBITDA

FY 2004 versus FY 2003

On an operating basis, the Group achieved higher earnings before interest, tax, depreciation and amortisation (EBITDA) of S$125.7 mil, a 19.0% increase over 2003. The higher EBITDA was due mainly to higher contribution from the Hotels & Resorts segment, which improved significantly by 44.2% to S$95.3 mil. This better performance in the Hotels & Resorts segment was due to higher turnover and better flow-through to EBITDA as a result of successful cost management measures. EBITDA margin improved from 15.8% in 2003 to 18.1% in 2004.

EBITDA from the Related Commercial Investment segment decreased slightly by 6.1% to S$27.6 mil due to absence of property tax rebates in 2004 and one-off write back of provisions in 2003. Excluding these effects, the operating performance of the Related Commercial Investments improved due to higher rental income.

Unallocated EBITDA was lower because of a reduction in interest income following (a) the utilisation of cash for capital distribution, (b) provision for interest income from an investee company and (c) the recording of net exchange losses in 2004 which was largely unrealised as compared to net exchange gains in 2003.

Overall, EBITDA of S$133.4 mil was only S$1.7 mil or 1.3% lower than 2003 despite a significant net exceptional gains of $29.5 mil recorded in 2003.

Q4 2004 versus Q4 2003

For Q4 2004, on an operating basis, the Group achieved EBITDA of S$39.4 mil which was 3.1% higher than in Q4 2003. The improvement in EBITDA was due to better performance in the Hotels & Resorts segment by S$4.3 mil or 14.7% on a 4.6% increase in turnover.

The EBITDA contribution from the Related Commercial Investment segment increased by 9.4% to S$7.0 mil due mainly to a pick up in the rental income despite the absence of a property tax rebate in Q4 2004.

Unallocated EBITDA was lower because of a reduction in interest income following the utilisation of cash for capital distribution and provision for interest income from an investee company and the recording of net exchange losses in 2004 as compared to net exchange gains in 2003.

Overall, EBITDA including exceptional gains for Q4 2004 improved significantly by S$19.3 mil or 70.4% due to (a) better operating performance and (b) net exceptional gains of S$7.3 mil in Q4 2004 as compared to a S$10.8 mil net exceptional losses in Q4 2003.

PATMI

FY 2004 versus FY 2003

On an operating basis, the Group achieved a strong 82.5% growth in PATMI to S$52.3 mil due mainly to better operational performance from the Hotels & Resorts segment which was partly offset by the lower finance income, and higher finance expense arising from the capital distribution exercise and net exchange losses in 2004.

Overall, including exceptional items, the Group achieved a 10.9 % growth in PATMI to S$60.0 mil despite a significantly lower net exceptional gains of S$17.8 mil recorded in 2004.

Q4 2004 versus Q4 2003

For Q4 2004, overall PATMI increased by almost three fold to S$36.0 mil as a result of (a) better operating performance and (b) an S$7.3 mil exceptional gains in Q4 2004 as compared to the net exceptional losses of S$10.8 mil in Q4 2003.

(iii) Review Of Operating Performance

(a) Hotels & Resorts segment

The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 28 operating hotels and resorts, of which 14 are wholly or majority owned. Eleven hotels are located in Asia-Pacific, 5 in the Americas, 1 in the Carribean and 11 in Europe and the Mediterranean.

In Q4 2004, the Group achieved an overall RevPAR of S$173, a 11.9% growth over Q4 2003, driven by increases in both average room rates and occupancy. RevPAR grew in all regions, with the highest growth registered in Asia Pacific and the Mediterranean. RevPAR also improved in most market segments, with the most significant growth in the corporate segment. The tsunami catastrophe, which hit several parts of Asia on 26 December 2004, had little impact on the business of the Group's properties worldwide.

During the year, the Group successfully implemented numerous sales and marketing initiatives to drive revenue growth. These include airline partner promotions, establishment of general sales offices in Moscow and Dubai, introduction of new Executive Club room packages and a new programme namely Swiss Meeting Advantage targeted at the corporate meeting segment. The Group signed an agreement with Gulf Air to participate in their Frequent Flyer programme, bringing the total number of airline partners for the Group to 13. It also signed a strategic marketing alliance with Taj Hotels Resorts and Palaces, the largest hotel group in India. This allows both parties to tap their respective stronghold markets to offer a wider choice to their customers through cross-marketing.

The Group also successfully implemented several e-commerce initiatives, which resulted in a strong growth of 64% in room revenue booked through its proprietary websites.

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels and Resorts comprising 8 hotels & resorts
- Swissotel Hotels and Resorts comprising 20 hotels & resorts

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of 13 luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by the highest standards of products and services and are landmarks positioned at the top in their respective cities.

Raffles Hotels & Resorts' portfolio comprises 8 operating hotels and resorts, of which 6 are wholly or majority owned. Four Raffles brand hotels are located in Asia-Pacific, 1 in the United States, 2 in Europe and 1 in the Carribean.

In November 2004, the 156-room Raffles Resort Canouan Island celebrated its grand opening, introducing one of the world's most prestigious luxury hotel brands to the Caribbean.

In Q4 2004, Raffles Hotels & Resorts launched its exclusive loyalty programme, Raffles Capital. This is a recognition-based programme that offers a suite of experiential and exceptional privileges to its most frequent residents and is customised to their preferences at Raffles hotels & resorts around the world.

During the quarter, many Raffles hotels and resorts won prestigious awards.

- Raffles Hotel was ranked number 1 in Asia and number 2 in the World in "The World's Top 100, The 2004 Readers' Travel Awards" by Conde Nast Traveller (UK).
- Raffles The Plaza received the award "Top 25 Hotels in Asia" by World's Best Awards, "No. 2 Best Business Hotel in Singapore" by Business Traveller Asia Pacific and "First Runner-up in Favorite Business Hotel in Asia category (Singapore)" in the Readers' Travel Choice Awards by TIME Magazine.
- Raffles Hotel Vier Jahreszeiten received the award "Distinction for Exemplary Industrial Health & Safety Standards" from the Department of Industrial Health and Safety Standards in Hamburg in August 2004.
- Seven Raffles brand hotels, namely Raffles Hotel, Raffles The Plaza, Raffles Grand Hotel d'Angkor, Raffles Hotel Le Royal, Ra[illegible]s L'Ermitage, Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace, received the award "The Best in the World Top 100, The Readers' Travel Awards" by Conde Nast Traveler (US).

Performance (Q4 2004 versus Q4 2003)

In Q4 2004, Raffles Hotels & Resorts achieved an overall RevPAR of S$177, an increase of 9.6% over Q4 2003. This increase was due to increases in both average room rates and occupancy. All market segments except the MICE (Meetings, Incentives, Conventions and Exhibitions) segment grew, with the leisure group segment being the strongest.

In Singapore, Raffles Hotel and Raffles The Plaza achieved a combined RevPAR improvement of 18.4%, driven mainly by a double-digit growth in occupancy. While Raffles Hotel achieved an excellent growth in business from the corporate group and leisure individual segments, Raffles The Plaza registered a high growth in the corporate individual and leisure individual segments.

In Cambodia, both Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal performed well with an increase in combined RevPAR of 39.7%, mainly attributable to a strong pick up in business from the leisure individual and leisure group segments.

In Europe, combined RevPAR of both Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace declined 13.6%, due to lower occupancy partly compensated by higher average room rates. While Raffles Hotel Vier Jahreszeiten registered an increase in room rates from the leisure individual segment, it experienced a softening demand in the corporate group and leisure group segments. Raffles Le Montreux Palace experienced a decline in average room rates in the corporate individual segment.

In the United States, Raffles L'Ermitage performed well with a RevPAR increase of 14.7% driven mainly by an increase in both average ro[illegible] rates and occupancy.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels that combines individual style, design, and local character with renowned standards of Swiss hospitality, service, and product quality. Swissotel caters to a discerning business and leisure clientele that appreciates a personalised and rewarding hospitality experience.

Swissotel Hotels & Resorts' portfolio comprises 20 operating hotels, of which 5 are wholly or majority owned and 3 are leased properties. Seven of Swissotel brand hotels are located in Asia-Pacific, 4 in the Americas and 9 in Europe and the Mediterranean.

In Q4 2004, Swissotel Hotels & Resorts re-flagged Merchant Court Hotel Le Concorde Bangkok as Swissotel Le Concorde Bangkok under its first franchise agreement.

In November 2004, Swissotel Hotels & Resorts launched its new website, www.swissotel.com, with a focus on providing visitors with easy access to information on Swissotel's hotel properties, services and promotions, and quick reservations functionality. Several Swissotel promotions were launched in Q4 2004 to market the brand to various target audiences including the American Express Platinum Promotion, Citibank Visa Cathay Pacific cardholders promotion and a Singapore Airlines Krisflyer promotion.

In the area of Human Resources, Swissotel Hotels & Resorts implemented several training and leadership programmes which included The Swissotel Challenge, The Swissotel Champion program, The Swissotel eUniversity, Heartfelt Service and The Swissotel Talent Pipeline.

During the quarter, several Swissotel hotels and resorts won prestigious awards including:-

- Swissotel Sydney was awarded "Outstanding Community Service, Winner 2004" by Australian Hotels Association, New South Wales.
- Swissotel The Bosphorus, Istanbul received the award "Institutional Investor Readers Select World's Best Hotels".
- Swissotel Berlin "Restaurant 44" was awarded with 16 Gault Millau Points by the German edition of the French restaurant guide, Gault Millau.

Performance (Q4 2004 versus Q4 2003)

In Q4 2004, Swissotel Hotels & Resorts achieved an overall RevPAR of S$172, an increase of 12.2% over Q4 2003. This increase was due to increases in both occupancy and average room rates. All market segments grew with the strongest growth from the corporate group segment.

In Singapore, Swissotel The Stamford and Swissotel Merchant Court Singapore achieved a combined RevPAR growth of 7.7%. While Swissotel The Stamford saw a pick up in business from the corporate individual segment, Swissotel Merchant Court Singapore registered improved demand from the leisure individual segment.

In China, Swissotel Beijing performed well with a 19.9% RevPAR growth, due to increases in both average room rates and occupancy arising from successful sales strategies.

In Australia, Swissotel Sydney achieved a RevPAR growth of 0.9%, mainly driven by occupancy growth in the leisure individual segment.

In Thailand, the 338-room Swissotel Nai Lert Park Bangkok completed its major refurbishment and was re-launched with a brand new look in December 2004. The hotel will now benefit from its full room inventory in the new year.

In Japan, Swissotel Nankai Osaka registered a RevPAR growth of 2.0%, driven by an increase in both average room rates and occupancy. In addition, business from international market also increased. The hotel continued to enjoy robust demand from the leisure individual segment arising from aggressive sales efforts to boost occupancy during weekends.

In United Kingdom, Swissotel The Howard, London recorded a RevPAR growth of 10.0%, driven by an increase in both average room rates and occupancy. The hotel registered strong demand from the corporate group and corporate individual segments and was successful in implementing its rate management strategies.

In Germany, the hotels achieved an increase in combined RevPAR of 5.8%, driven mainly by an increase in average room rates. Swissotel Berlin registered improved rates in the leisure group segment and Swissotel Dusseldorf saw a significant increase in average room rates mainly attributable to a major fair held in the month of October 2004.

In Switzerland, the hotels experienced a decline in combined RevPAR of 5.1% due to lower average room rates, partly compensated by an increase in occupancy. Occupancy for Swissotel Zurich and Swissotel Le Plaza Basel improved due to the airline segment and leisure group segment respectively. Fewer conventions and fairs in Q4 2004 resulted in lower demand for Swissotel Metropole Geneva.

In The Netherlands, Swissotel Amsterdam achieved a RevPAR growth of 1.1%, attributable to an increase in average room rates from successful yield management. The hotel continued to enjoy improved demand from the corporate individual segment.

In the Mediterranean, Swissotel Istanbul and Swissotel Gocek achieved a combined RevPAR growth of 18.7%, driven by an increase in both average room rates and occupancy. While Swissotel Istanbul registered improved business from the corporate individual and corporate group segments, Swissotel Gocek continued to enjoy strong demand from the local market, in particular from the leisure individual and group segments.

In the United States, the hotels performed well with an increase in combined RevPAR of 11.2%, driven by both improved average room rates and occupancy. While Swissotel New York achieved strong RevPAR growth of 16.1% arising from higher rates achieved in the corporate group and individual segments, Swissotel Chicago saw an increase in its average room rates in the leisure group segment.

In South America, the hotels registered a combined RevPAR growth of 7.4% attributable to an increase in average room rates and occupancy. Both Swissotel Lima and Swissotel Quito achieved an increase in business from the incentive group segment and corporate group segment respectively.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the rental and office segments. This is principally the net rental income from Raffles City Shopping Centre ("RCSC") that has a net leaseable retail space of about 27,561 square metres and the net rental income from Raffles City Tower ("RCT") that has a net leaseable office space of about 35,261 square metres.

Performance (Q4 2004 versus Q4 2003)

Tincel Properties turned in a strong performance and remained a key income contributor to the Group.

Raffles City Shopping Centre ("RCSC")

RCSC achieved near full occupancy with its strategy to maintain its premium positioning and the success of its asset enhancement initiatives. Its shopper traffic remained consistently strong year-on-year, averaging 2.3 million shoppers per month.

In Q4 2004, RCSC enjoyed a healthy 9.8% increase in rental revenue over Q4 2003, as a result of higher renewal rents and more significantly, several asset enhancement initiatives which added a total of 12,500 sq ft of new retail space implemented earlier in the year. These initiatives which had commenced in Q4 2003, included the conversion of lower yielding hotel space to retail space, re-conceptualisation of existing retail spaces and conversion of circulation areas to new food & beverage outlets.

During the year, RCSC introduced new trend-setting tenants to further enhance its desired tenancy mix. It also launched a new brand advertising campaign and hosted a number of iconic events with its various strategic partners. These strategic initiatives served to rejuvenate and reinforce the centre's premium positioning. RCSC was nominated as one of the top three finalists in the Most Memorable Shopping Experience – Shopping Centre category in the 18th Tourism Awards organised by the Singapore Tourism Board in 2004.

Raffles City Tower ("RCT")

Through innovative and competitive lease packaging, RCT achieved occupancy of 93% as at end of Q4 2004, well above the current islandwide occupancy rate of 83.7%. Revenue in Q4 2004 was marginally 1% lower than Q4 2003 despite lower average rental on renewals experienced over the last two years. For the full year 2004, RCT's occupancy averaged 94%, an improvement over the 91% achieved in 2003.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q3 2004 results announcement, it was stated that:-

"For Q4 2004 and the whole of 2004, the Group expects its operational performance to be profitable. The overall level of profitability for the whole of 2004 is expected to be lower than that of 2003, which included a very significant net exceptional divestment gain of S$33.7 mil. The Group does not expect any significant exceptional gain in the current financial year and in line with the Group's practice, a review of the carrying values of property, plant and equipment for any impairment will be conducted at the end of the year."

The current announcement exceeded the prospect statement. The overall level of profitability for the whole of 2004 is higher than that of 2003 due to:-

a) exceptional items, which included the write-back of provisions for settlement claims no longer required, following favourable settlements and the write-back of provision for profit warranty for Tincel Properties Pte Ltd no longer needed, following the finalisation of its 2004 financial results;

b) the recognition of a one-off gain, following the receipt of a refund from a third party in Q4 2004; and

c) the cessation of goodwill amortisation, following the decision to adopt the new and revised Financial Reporting Standards (FRS) 103, 36 and 38, under which goodwill is not amortised but tested for impairment annually.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

In 2005, the Group will continue to focus on expanding its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity to grow fee-based income and improve returns. Efforts in this area are already bearing fruit, marked by the Group's first foray into Shanghai on 11 January with a deal to manage Swissotel Grand Shanghai, making a total of 7 new management contracts since April 2003. For its existing portfolio of hotels and resorts, the focus will continue to be to grow revenue and improve efficiency.

In sales & marketing, the Group will embark on several initiatives to strengthen the presence and awareness of both the Raffles and Swissotel brands. For the Raffles brand, these will include the launch of the new raffles.com website with enhanced functionalities to increase online bookings as well as a new collateral programme for cross-selling of the award-winning collection of Raffles hotels and resorts.

For the Swissotel brand, there will be increased efforts on direct marketing to drive revenue. There are also plans to increase brand awareness through multi-media advertising and a print campaign in top regional publications.

The Group will also aggressively tap growth markets of China, Russia and Middle East, through roadshows and partner marketing programmes.

For the Related Commercial Investment business, RCSC will continue to leverage on its asset enhancement initiatives to convert non-revenue generating spaces into productive retail areas, grow its retail footprint and further enhance its tenancy mix to reflect a stronger focus on fashion, lifestyle and the arts. RCT will continue to retain its existing tenants and attract new ones through innovative and competitive lease packaging.

The Group expects its operational performance in Q1 2005 to ride on the momentum of the strong performance in Q4 2004. The year-on-year performance for Q1 2005 will be moderated by the higher base of comparison of a very strong Q1 2004; and higher interest expense in 2005 from additional borrowings arising from the capital distribution in May 2004. The Group also expects the operational performance for the whole of 2005 to be profitable.

The Group will continue with its effort to create and unlock value for shareholders, including balance sheet management, divestment and re-deployment of capital.

11. Risk Factors

The Group manages risk under an overall strategy determined by the Board and supported by the Audit Committee, Management Committee, Treasury Committee and the Internal Audit department.

The Group's risk management framework provides a structured context for Management to undertake periodic reviews of the past performance of, and to profile the current and future risks facing the Group. These risks are controlled and managed within the overall risk management framework under the leadership of the Management Committee. This framework is designed using an enterprise-wide risk management methodology which incorporates risk identification, analysis, assessment, treatment and monitoring/review of a wide range of risk and compliance issues including external environment, process risk and decision making risks.

This framework is implemented at each operating unit and monitored at the Group level. Within this structure, potential risk exposures are assessed to determine the appropriate type of risk management to be applied.

In line with good corporate governance, the Group has in place an Internal Audit resource, which focuses on providing an independent resource and perspective to both the Board and the Audit Committee, on the processes and controls that help to mitigate major risks.

Financial Risk Management

The Group is exposed to a variety of financial risks, namely foreign exchange, interest rate and liquidity risks. It uses financial and other instruments such as interest rate caps in connection with its risk management activities and does not hold or issue financial instruments for trading purposes.

The Group has also established processes to monitor and control the hedging of transactions in a timely and accurate manner.

Foreign exchange risk
In respect of transactional exposures of the Group in currencies other than the measurement currencies of the operating entities, the Group ensures that the net exposure is kept to an acceptable level.

In addition to transactional exposures, the Group also has a number of investments in foreign subsidiaries which have net assets that are exposed to currency translation risks. These assets are long-term in nature and the exchange differences arising from translation are taken directly to the exchange fluctuation reserve. The exchange rates are monitored regularly.

Interest rate risk
The Group's exposure to market risk for changes in interest rates relates primarily to the Group's investment portfolio and debt obligations. The portfolio includes mainly cash and debt securities with active secondary or resale markets.

The Group uses a mix of fixed and variable rate debt and financial instruments such as interest rate caps to manage its interest costs.

Liquidity risk
Prudent liquidity risk management requires the Group to maintain sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain its flexibility in funding by keeping committed credit lines available.

Operational Risk Management

Operational risk, which is inherent in all business activities, is the potential for financial loss, and business instability arising from failures in internal controls, operational processes or the systems that support them.

Our hotel properties are subject to operating risks common to the hotel industry. These risks include:
- competition from other hotels;
- oversupply in room availability in certain markets which could adversely affect occupancy rates and average daily rates and therefore revenue per available room;
- increases in operating costs due to inflation and other factors;
- dependence on business travelers and tourism;
- increase in energy and labour costs and other expenses;
- the recurring need for renovation, refurbishment and improvement of hotel and resort properties;
- government regulations and changes in interest rates;
- the availability of financing for operating and capital requirements;
- emergence of infectious diseases;
- natural disasters;
- extreme weather conditions;
- labour disputes;
- political instability;
- terrorism and its negative impact on travel;
- adverse effects of general and local economic conditions.

It is recognised that such risks can never be entirely eliminated and that the cost controls in minimising these risks may outweigh the potential benefits. Accordingly, the Group continues to focus on risk management and incident management. The Group also has in place operating manuals, standard operating procedures, delegation of authority guidelines and a regular reporting framework, which encompasses operational and financial reporting. To reinforce the implementation of the Group's risk strategy by the operating units, independent checks on risk issues are undertaken by the Internal Audit function. Where appropriate, this is supported by risk transfer mechanisms such as insurance.

With regards to insurance against risk, it is not practicable to insure against every risk to the fullest extent. The insurance market remains difficult, both as to breadth and cost of coverage and in some cases external insurance is simply unavailable or is not available at an economic price. Where there is external insurance, and in view of increased premiums for, in some cases, reduced cover, the Group regularly reviews both the type and amount of external insurance that it buys, bearing in mind the availability of such cover, its price and the likelihood and magnitude of the risks involved. The Group has maintained insurance levels determined to be appropriate in the light of the cost of cover and risk profiles of the businesses in which it operates.

Competition Risk Management

The Group's hotels compete with international, regional and independent hotel companies, some of which may have a wider geographic presence, have greater financial resources and have brand presence in more travel destinations.

As such, the Group's ability to obtain management agreements is based primarily on the value and quality of its management services, brand name recognition and the economic advantages to the hotel owner of retaining the Group's management services and using its brand(s). Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements.

It is not entirely possible to eliminate such competitive factors. However, the Group recognises that it has to continually improve and develop its market and brand presence. The Group continues to be committed to delivering on its brand promise, by refining the positioning of the Group's two-tier branding strategy. With this two-tier branding strategy, the Group caters to two different customer bases, which reduces the likelihood of competition for customers at any one of the Group's hotels from other hotels within its portfolio. This diversity also serves to increase the Group's market share within markets where it operates more than one brand.

The Group will continue to diversify its geographical markets, so as to provide diversification and a broader base from which to enhance revenue and profits to strengthen the Group's global brands. In addition to the receipt of management fee income, the Group has maximised the use of its hotel property assets to add alternative income streams, such as establishing food and beverage outlets and increasing its banqueting services, retail outlets and spa and wellness facilities at its hotels.

This diversity in its customer-base, geographical location and earnings stream limits the Group's exposure to any particular lodging asset, brand, revenue stream and geographic region.

Besides its core business in the hospitality industry, the Group has investment in a mixed-use complex, which may give rise to exposure in the retail and office segments. The Group is exposed to risk that not all or any of its tenants will renew their leases, or that the new lease terms will not be as favourable to the Group as the existing leases. In the event that one or more of the tenants does not renew its lease, the Group will need to find a replacement tenant or tenants, which could subject the Group to periods of vacancy and/or refitting for which the Group would not receive rental income.

To minimise its exposure to this factor, the renewal of tenants are spread out as much as possible. The tenant management process also involves maintaining close dialogue with the tenants to ensure that their needs are addressed. The trade mix is regularly reviewed and optimised to ensure that the complex maintains its competitive positioning in the market place.

In addition, a comprehensive promotion programme is also in place to constantly generate "top of mind" awareness and customer traffic to the retail complex. The maintenance and upkeep of the complex is also a priority to ensure that the image of the complex is maintained.

Investment Risk Management

The Group's capital investment decision process is guided by investment parameters instituted on a Group-wide basis.

All investments are subject to vigorous scrutiny to ensure that they meet the relevant hurdle rates of return and country limits, and all the relevant risks factors such as operating currency, liquidity risks are considered comprehensively.

In addition, the Board requires that each major investment proposal submitted to the Board for decision is accompanied by a comprehensive risk assessment and Management's proposed mitigation strategies.

Compliance & Legal Risk Management

Both in Singapore and internationally, the Group's operations are subject to regulations and further changes in regulations could adversely affect results of operations. Possible future regulations, particularly in the areas of competition law, taxation policy, consumer protection and environmental law could affect the Group's operations.

The responsibility to ensure compliance with applicable laws and regulations lies with the respective operating business heads and oversight in the discharge of their responsibilities is provided by the Internal Audit function.

Legal risk is the risk that the business activities of the Group have unintended or unexpected legal consequences. It includes risks arising from:-
- Actual or potential violations of laws or regulations (which may attract a civil or criminal fine or penalty);
- Inadequate documentation, legal or regulatory incapacity, insufficient authority of a counter-party and uncertainty about the validity or enforceability of a contract in counter-party insolvency;
- Failure to protect the Group's property (including its interests in its premises and its intellectual property such as the Raffles and Swissotel logos, brand names and products); and
- The possibility of civil claims (including acts or other events which may lead to litigation or other disputes).

The Group identifies and manages legal risks through effective use of its internal and external legal advisers. The internal Legal department assists in identifying, monitoring and providing support necessary to identify and manage legal risks across the Group.

Interested Person Transactions Risk Management

In respect of transactions entered into by the Group, its subsidiaries and associated companies that are "entities at risk" ("the EAR Group "), with its Interested Persons (namely its controlling shareholders, Chief Executive Officer, Directors and their respective associates), the Group is guided by and complies with the provisions of Chapter 9 of the Singapore Exchange Securities Trading Limited's Listing Manual, to ensure that such Interested Person Transactions ("IPT") are entered into on an arm's length basis and on normal commercial terms, which are generally no more favourable than those extended to unrelated third parties.

The Group has established internal control procedures to ensure that transactions carried out with Interested Persons comply with the provisions of Chapter 9 and its Shareholders' Mandate (which is renewed on an annual basis and which will be updated at an Extraordinary General Meeting to be convened). These internal control procedures are intended to ensure that IPT are conducted at arm's length and on normal commercial terms that are not prejudicial to the interests of minority shareholders.

The Group maintains a register to record all IPT (recording the basis, including the quotations obtained to support such basis, on which they are entered into), which are entered into by the EAR Group. The Group's annual internal audit plan incorporates a review of all IPT entered into in the relevant financial year.

The Audit Committee will periodically review the Internal Audit's IPT reports to ascertain that the guidelines and procedures on IPT have been complied with. The review will include the examination of the nature of the IPT and its supporting documents or such other information deemed necessary by the Audit Committee. If a member of the Audit Committee has an interest in an IPT, he or she will abstain from participating in the review and approval process in relation to the IPT.

12. Dividend

Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend amount per share	S$0.02
Dividend Rate	6.25% per ordinary share less tax
Par value of shares	S$0.32
Tax Rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	First & Final
Dividend Type	Cash
Dividend amount per share	S$0.02
Dividend Rate	4.0% per ordinary share less tax
Par value of shares	S$0.50
Tax Rate	20%

(c) Date payable

Subject to shareholders' approval, the dividend is expected to be paid on 27 May 2005.

(d) Books closure date

NOTICE IS HEREBY GIVEN that subject to approval being obtained at the 10th Annual General Meeting of the Company for the declaration of the final dividend which is expected to be paid on 27 May 2005, Transfer Books and Register of Members of the Company are expected to be closed on 10 May 2005. Accordingly, registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00pm on 10 May 2005 will be registered to determine shareholders' entitlement to the proposed dividend.

13. If no dividend has been declared / recommended, a statement to that effect.

Not Applicable.

14. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited financial statements, with comparative information for the immediately preceding year

(a) Primary reporting - business segments

31 Dec 2004 S$'000	Hotels & Resorts	Related Commercial Investment	Consolidated
Turnover			
External sales	526,511	1,309	527,820
Profit from operating activities	36,786	1,309	38,095
Share of results of associated companies	16,937	26,293	43,230
Profit before interest and tax	53,723	27,602	81,325
Finance income			3,663
Finance costs			(11,054)
Profit before tax			73,934
Income tax expense			(14,399)
Profit after tax			59,535
Minority interests			493
Profit attributable to shareholders			60,028

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Other information				
Segment assets	1,391,651	-	108,515	1,500,166
Associated companies	363,819	359,890	-	723,709
Consolidated total assets	1,755,470	359,890	108,515	2,223,875
Segment liabilities	155,323	-	444,279	599,602
Capital expenditure	16,653	-	-	16,653
Depreciation	48,928	-	-	48,928
Amortisation	408	-	-	408

(a) Primary reporting - business segments (cont'd)

31 Dec 2003 S$'000	Hotels & Resorts	Related Commercial Investment	Consolidated
Turnover			
External sales	418,773	1,332	420,105
Profit from operating activities	23,912	1,332	25,244
Share of results of associated companies	17,391	28,137	45,528
Profit before interest and tax	41,303	29,469	70,772
Finance income			10,103
Finance costs			(8,433)
Profit before tax			72,442
Income tax expense			(18,392)
Profit after tax			54,050
Minority interests			93
Profit attributable to shareholders			54,143

	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Other information				
Segment assets	1,431,667	-	316,809	1,748,476
Associated companies	361,320	357,137	-	718,457
Consolidated total assets	1,792,987	357,137	316,809	2,466,933
Segment liabilities	154,767	-	352,111	506,878
Capital expenditure	29,837	-	-	29,837
Depreciation	52,551	-	-	52,551
Amortisation	1,685	-	-	1,685

(b) Secondary reporting - geographical segments

	Group			
	31 Dec 2004		31 Dec 2003	
	S$'000	%	S$'000	%
Turnover				
Singapore	112,613	21%	93,585	22%
Asia-Pacific excluding Singapore	166,563	32%	81,843	20%
Europe	214,914	41%	209,635	50%
Americas	33,730	6%	35,042	8%
	527,820	100%	420,105	100%
EBITDA				
Singapore	70,121	52%	58,437	43%
Asia-Pacific excluding Singapore	20,256	15%	318	0%
Europe	35,419	27%	68,154	51%
Americas	7,620	6%	8,202	6%
	133,416	100%	135,111	100%
Total assets				
Singapore	1,217,014	55%	1,441,859	58%
Asia-Pacific excluding Singapore	250,535	11%	246,352	10%
Europe	648,228	29%	665,594	27%
Americas	108,098	5%	113,128	5%
	2,223,875	100%	2,466,933	100%
Capital expenditure				
Singapore	2,022	12%	2,952	10%
Asia-Pacific excluding Singapore	4,332	26%	5,437	18%
Europe	9,561	58%	21,080	71%
Americas	738	4%	368	1%
	16,653	100%	29,837	100%

15. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Analysis of the business segments is in para 8. Analysis of the geographical segments is as follows.

Turnover

In 2004, turnover from the Singapore segment grew by 20.3% to S$112.6 mil over 2003 which was impacted by SARS in 1H2003. Performance of the Singapore properties had exceeded the pre-SARS level.

Turnover from the Asia-Pacific excluding Singapore segment rose significantly by 103.5% to S$166.6 mil as a result of the consolidation of twelve-month turnover of Swissotel Nankai Osaka.

Turnover from the Europe segment grew by S$5.3 mil in 2004 over 2003 which included the six-month contribution from Raffles Brown's Hotel divested in June 2003. Excluding Raffles Brown's Hotel, turnover actually grew by S$16.8 mil.

Turnover from the Americas segment was lower mainly because of translation of United States Dollar denominated earnings at a lower exchange rate to Singapore Dollar.

EBITDA

EBITDA from the Singapore segment increased by 20.0% to S$70.1 mil as a result of better operating performance and higher exceptional gains.

EBITDA from the Asia Pacific excluding Singapore segment increased significantly to S$20.3 mil mainly because of contributions from Swissotel Nankai Osaka and exceptional losses in 2003.

EBITDA from the Europe segment was lower in 2004 because of net exceptional gains in 2003 and one-off provisions in 2004 as compared to one-off write-backs in 2003. Excluding these, EBITDA contribution from operations actually improved.

EBITDA from the Americas segment was lower because of an additional S$1.9 mil net exceptional gains in 2003. EBITDA from operations actually improved by S$1.3 mil.

Total Assets

The total assets in the Singapore region decreased due to the utilisation of cash and cash equivalents for the Capital Distribution in May 2004.

The total assets in the Europe region decreased as a result of the repayment of a loan in 2004 extended to owner of a managed hotel.

16. A breakdown of sales

		Group		
		31 Dec 2004	31 Dec 2003	Incr / (Decr)
		S$'000	S$'000	%
(a)	Sales reported for first half year	262,244	188,102	39
(b)	Operating profit after tax before deducting minority interests reported for the first half year	14,991	34,004	(56)
(c)	Sales reported for second half year	265,576	232,003	14
(d)	Operating profit after tax before deducting minority interests reported for the second half year	44,544	20,046	122

17. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	33,364	33,338
Preference	-	-
Total:	33,364	33,338

18. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested persons transactions conducted during the financial year were as follows:

Interested Persons	Aggregate value of all interested persons transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)	Total
	S$'000	S$'000	S$'000
CapitaLand Limited Group:			
- Laundry and dry cleaning	-	255	255
- Training and related fees	-	178	178
- Internal audit fees and Corporate services and support	-	1,489	1,489
- Management and technical fees	-	4,508	4,508
- Electronic commerce	-	126	126
	-	6,556	6,556
Singapore Technologies Pte Ltd Group:			
- Cable services		220	220
Temasek Holdings (Private) Limited Group:			
- Rooms and food and beverage services	-	6,205	6,205
Total	-	**12,981**	**12,981**

* As renewed at Annual General Meeting on 15 April 2004.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
4 February 2005



APPENDIX 2

RAFFLES HOLDINGS LIMITED & ITS SUBSIDIARIES
(Incorporated in Singapore) (Regn. No.: 199506093G)

FULL YEAR AUDITED FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

ADDITIONAL INFORMATION TO BALANCE SHEET AS AT 31 DECEMBER 2004

TABLE OF CONTENTS

1. Receivables (current)

	The Group	
	2004	2003
	$'000	$'000
Trade receivables	**70,626**	53,816
Less: Allowance for doubtful trade receivables	**(5,329)**	(7,286)
	65,297	46,530
Non-trade receivables	**6,717**	6,620
Less: Allowance for doubtful non-trade receivables	**(3,423)**	(2,764)
	3,294	3,856
Tax recoverable	**811**	1,212
Interest receivable from		
- Associated company	**2,376**	2,362
- Others	**167**	1,316
Receivables from		
- Associated companies (trade) (net of allowance for doubtful receivables of $8,233,000; 2003: $5,360,000)	**5,067**	11,550
- Associated companies (non-trade)	**315**	58
- Employees	**122**	244
- Related corporations (trade)	**1,273**	646
- Related corporations (non-trade)	**16**	12,110
- Investee companies (non-trade) (net of allowance for doubtful receivables of $2,599,000; 2003: $2,603,000)	**-**	80
	78,738	79,964

2. Inventories

	The Group	
	2004	2003
	$'000	$'000
At cost		
- Merchandise for resale	**1,743**	1,599
- Maintenance supplies	**2,263**	2,120
- Food, beverages and other consumables	**5,685**	5,926
	9,691	9,645

3. Other current assets

	The Group	
	2004	2003
	$'000	$'000
Deposits	**507**	472
Prepayments	**5,578**	2,629
	6,085	3,101

4. Receivables (non-current)

	The Group	
	2004	2003
	$'000	$'000
Receivable from employees	**327**	580
Amounts due within twelve months	**(122)**	(244)
Amounts due after twelve months	**205**	336
Loans to investee companies	**46,942**	47,136
Loans to third parties	**18,144**	14,771
	65,291	62,243

5. Other investments and assets

	The Group	
	2004	2003
	$'000	$'000
Unquoted equity and other investments at cost (net of allowance of $16,444,000; 2003: $16,444,000)	**1,623**	1,827
Long-term deposits	**13,053**	13,552
Other assets	**3,016**	3,040
Deferred expenditure	**1,688**	1,284
	19,380	19,703

6. Investments in associated companies

	The Group	
	2004	2003
	$'000	$'000
Investment in unquoted equity shares, at cost	**59,872**	59,872
Goodwill adjusted against reserves	**(1,606)**	(1,606)
Group's share of post-acquisition retained profits and reserves of associated companies, net of dividends received	**319,503**	314,483
Bonds issued by an associated company	**10,000**	10,000
Loans to an associated company	**354,701**	354,701
	742,470	737,450
Less: Allowance for diminution in value	**(18,761)**	(18,993)
	723,709	718,457

7. Investment property

Property	Title	Net lettable area (sq m)	The Group 2004 $'000	The Group 2003 $'000
Certain units in Raffles Hotel Arcade, a 3-storey shopping complex adjoining Raffles Hotel and situated at the junction of North Bridge Road, Bras Basah Road and Seah Street	99-year leasehold commencing 15 December 1988	4,583	**59,800**	64,800
At valuation			**59,800**	64,800

Movements in the value of investment property during the financial year are as follows:

	The Group	
	2004	2003
	$'000	$'000
At the beginning of the financial year	**64,800**	65,000
Transfer from property, plant and equipment	**-**	2,519
Deficit on revaluation	**(5,000)**	(2,719)
At the end of the financial year	**59,800**	64,800

The investment property is leased to third parties under operating leases.

8. Property, plant and equipment

31 December 2004 – Group	Freehold and long leasehold land $'000	Leasehold land $'000	Buildings/ building works on freehold and leasehold land $'000	Plant, machinery and office equipment $'000	Furniture, fixtures and fittings and leasehold improvement $'000	Motor vehicles $'000	Hotel operating supplies $'000	Capital work-in-progress $'000	Total $'000
Cost									
At 1 January 2004	200,390	80,823	719,515	127,552	185,210	2,744	28,196	889	1,345,319
Additions	-	-	2,836	3,215	8,442	16	762	1,382	16,653
Reclassifications	-	-	82	471	85	-	-	(638)	-
Disposals/write-offs	-	-	(468)	(4,136)	(29,457)	(531)	(121)	(94)	(34,807)
Exchange differences	7,199	601	12,533	228	2,330	(1)	(245)	37	22,682
At 31 December 2004	207,589	81,424	734,498	127,330	166,610	2,228	28,592	1,576	1,349,847
At cost	207,589	81,424	734,498	127,330	166,610	2,228	28,592	1,576	1,349,847

8. Property, plant and equipment (continued)

	Freehold and long leasehold land $'000	Leasehold land $'000	Buildings/ building works on freehold and leasehold land $'000	Plant, machinery and office equipment $'000	Furniture, fixtures and fittings and leasehold improvement $'000	Motor vehicles $'000	Hotel operating supplies $'000	Capital work-in-progress $'000	Total $'000
Accumulated depreciation									
At 1 January 2004	-	5,265	62,388	51,846	92,799	2,110	13,797	-	228,205
Depreciation	-	1,015	9,670	14,182	22,432	357	1,272	-	48,928
Reclassifications	-	-	(2,935)	-	2,935	-	-	-	-
Disposals/write-offs	-	-	(4)	(3,889)	(29,162)	(531)	(107)	-	(33,693)
Exchange differences	-	43	794	272	1,670	(7)	(97)	-	2,675
At 31 December 2004	-	6,323	69,913	62,411	90,674	1,929	14,865	-	246,115
Net book value									
At 31 December 2004	**207,589**	**75,101**	**664,585**	**64,919**	**75,936**	**299**	**13,727**	**1,576**	**1,103,732**
At 31 December 2003	200,390	75,558	657,127	75,706	92,411	634	14,399	889	1,117,114

8. Property, plant and equipment (continued)

Details of the Group's land and buildings are as follows:

	Description	Title
(i)	Raffles Hotel Vier Jahreszeiten, a hotel in Hamburg, Germany	Freehold
(ii)	Raffles L'Ermitage Beverly Hills, a hotel in Los Angeles, USA	Freehold
(iii)	Raffles Le Montreux Palace, a hotel in Montreux, Switzerland	Freehold
(iv)	Swissôtel Dusseldorf, a hotel in Neuss, Germany	Freehold
(v)	Swissôtel Zurich, a hotel in Zurich, Switzerland	Freehold
(vi)	Swissôtel Sydney on Market Street, a hotel in Sydney, Australia	Freehold stratum
(vii)	Raffles Hotel, a hotel at the junction of Bras Basah Road and Beach Road, Singapore	999-year leasehold with commencement dates ranging from 25 January 1827 to 20 February 1834
(viii)	Certain units in Raffles Hotel Arcade, a 3-storey shopping complex adjoining Raffles Hotel	99-year leasehold commencing 15 December 1988
(ix)	Swissôtel Merchant Court Hotel, a hotel at Merchant Road/Boat Quay, Singapore	99-year leasehold commencing 3 February 1994
(x)	Swissôtel Le Plaza, Basel, a hotel in Basel, Switzerland	60-year leasehold commencing 1 January 1981
(xi)	Raffles Hotel Le Royal, a hotel in Phnom Penh, Cambodia	30 years commencing from January 1999, with option to renew for another 40 years
(xii)	Raffles Grand Hotel d'Angkor, a hotel in Siem Reap, Cambodia	30 years commencing from January 1999, with option to renew for another 40 years

9. Goodwill

	The Group	
	2004	2003
	$'000	$'000
Goodwill on consolidation		
At the beginning of the financial year	**25,264**	20,442
Write-back of allowance in respect of management contracts	**-**	6,262
Amortisation for the financial year	**-**	(1,440)
At the end of the financial year	**25,264**	25,264
Negative goodwill on consolidation		
At the beginning of the financial year	**(6,329)**	-
Additions during the financial year	**-**	(6,329)
Derecognised to opening revenue reserve following adoption of FRS 103	**6,329**	-
At the end of the financial year	**-**	(6,329)
Net goodwill on consolidation	**25,264**	18,935

10. Trade and other payables

	The Group	
	2004	2003
	$'000	$'000
Trade creditors	**26,693**	20,390
Income received in advance from third parties	**4,830**	4,885
Rental and other deposits collected	**9,619**	9,617
Accrual for purchases of property, plant and equipment	**178**	1,428
Accrued operating expenses	**67,444**	65,507
Sundry creditors	**39,070**	43,199
Due to associated company (trade)	**202**	374
Due to immediate holding corporation (non-trade)	**-**	362
Due to related corporations (non-trade)	**-**	181
Due to related corporations (trade)	**442**	543
Deferred government grant	**192**	185
	148,670	146,671

11. Tax

(a) Movements in provision for income tax

	The Group	
	2004	2003
	$'000	$'000
At the beginning of the financial year	**27,074**	16,063
Current financial year's tax expense on profit	**9,128**	9,167
Tax on interest income included under share of tax of associated companies	**9,140**	9,693
Transfer (from)/to tax recoverable	**(17)**	780
Income tax paid	**(14,515)**	(8,723)
Over provision in prior financial years	**(74)**	(451)
Exchange differences	**(125)**	545
At the end of the financial year	**30,611**	27,074

(b) Deferred income taxes (net)

The movement in deferred income tax account is as follows:

	The Group	
	2004	2003
	$'000	$'000
At the beginning of the financial year	**24,162**	23,200
Current year tax credit	**(3,006)**	(1,052)
Effect of change in tax rate	**48**	-
Exchange differences	**1,341**	2,014
At the end of the financial year	**22,545**	24,162

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheets:

	The Group	
	2004	2003
	$'000	$'000
Deferred tax assets	**5,309**	2,265
Deferred tax liabilities	**(27,854)**	(26,427)
	(22,545)	(24,162)

12. Borrowings (current)

	The Group	
	2004	2003
	$'000	$'000
Secured		
Short-term loans	**34,434**	41,295
Current portion of long-term loans	**25,301**	15,712
	59,735	57,007
Unsecured		
Short-term loans	**-**	795
Current portion of long-term loans	**40,000**	37,000
	40,000	37,795
Total bank loans due within twelve months	**99,735**	94,802
Bank overdrafts (unsecured)	**176**	525
	99,911	95,327

The above secured short-term loans are secured on the land and buildings of subsidiaries.

13. Borrowings (non-current)

		The Group	
		2004	2003
		$'000	$'000
(a)	*Secured*		
	Term loans	**156,541**	157,386
	Less: Amount due within twelve months	**(25,301)**	(15,712)
	Amount due after twelve months	**131,240**	141,674
	Unsecured		
	Floating Rate Notes	**-**	25,750
	Medium Term Notes	**70,000**	51,250
	Term Loans	**106,175**	-
		176,175	77,000
	Less: Amounts due within twelve months	**(40,000)**	(37,000)
	Amounts due after twelve months	**136,175**	40,000
	Total borrowings after twelve months	**267,415**	181,674

13. Borrowings (non-current) (continued)

(b) Interest rate risk

The exposure of current and non-current borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

	The Group		
	Less than 1 year $'000	2 to 5 years $'000	Total $'000
The Group			
At 31 December 2004			
Total borrowings	135,056	232,270	367,326
Effect of interest rate swaps	(10,044)	10,044	-
	125,012	**242,314**	**367,326**
At 31 December 2003			
Total borrowings	132,414	144,587	277,001

(c) Maturity of non-current borrowings

Maturity of non-current borrowings are as follows:

	The Group	
	2004 $'000	2003 $'000
Between 1 and 2 years	**57,800**	63,082
Between 2 and 5 years	**209,615**	118,592
	267,415	181,674

14. Other non-current liabilities

	The Group	
	2004 $'000	2003 $'000
Provision for retirement gratuity	**1,948**	1,742
Rental deposits - third parties	**9,526**	10,585
	11,474	12,327

15. Provision for retirement gratuity

	The Group	
	2004	2003
	$'000	$'000
At the beginning of the financial year	**1,742**	1,360
Provision during the financial year	**206**	382
At the end of the financial year	**1,948**	1,742

The Group operates an unfunded, defined benefit Retirement Gratuity Scheme for its senior executives, including a director. Benefit is payable based on the last drawn salary of the executive and the number of years of service with the Group, including those with certain predecessor corporations.

16. Provisions

The provisions for income support and profit warranty were made in connection with the divestment of 55% equity interest in Tincel Properties (Private) Limited ("Tincel Properties") in 2001.

	The Group	
	2004	2003
	$'000	$'000
Provision for income support	**542**	2,253
Provision for profit warranty	**13,125**	15,125
	13,667	17,378
Less: Current portion	**(4,042)**	(4,461)
Non-current portion	**9,625**	12,917

	The Group	
	2004	2003
	$'000	$'000
Movements in provision for income support were as follows:		
At the beginning of the financial year	**2,253**	4,163
Utilised during the financial year	**(1,711)**	(1,910)
At the end of the financial year	**542**	2,253

	The Group	
	2004	2003
	$'000	$'000
Movements in provision for profit warranty were as follows:		
At the beginning of the financial year	**15,125**	17,875
Write-back during the financial year	**(2,000)**	(2,750)
At the end of the financial year	**13,125**	15,125

17. Exchange fluctuation and other reserves

(a) Composition:

	The Group	
	2004	2003
	$'000	$'000
Exchange fluctuation reserve	**75,744**	73,080
Capital reserve	**34,541**	34,479
Merger reserve	**(115,082)**	(115,082)
	(4,797)	(7,523)

Merger reserve represents the excess of nominal value and share premium of shares issued by the Company over the nominal value of shares of subsidiaries acquired in exchange for these shares, accounted for under the pooling-of-interest method.

(b) Movements:

	The Group	
	2004	2003
	$'000	$'000
Exchange fluctuation reserve		
At the beginning of the financial year	**73,080**	38,339
Net exchange gains on translation of financial statements of foreign subsidiaries and loans hedged against investments in a foreign subsidiary	**2,664**	47,743
Transfer to income statement on disposal of a subsidiary	**-**	(13,002)
At the end of the financial year	**75,744**	73,080
Capital reserve		
At the beginning of the financial year	**34,479**	34,412
Transfer from retained earnings	**62**	67
At the end of the financial year	**34,541**	34,479

18. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

	The Company	
	2004	2003
	$'000	$'000
Unsecured guarantees by the Company in respect of credit facilities granted by a bank to a subsidiary	**30,600**	31,800

19. Commitments

(a) Capital commitments

Capital commitments not provided for in the financial statements are as follows:

	The Group	
	2004	2003
	$'000	$'000
Approved by the directors and contracted for	**29,535**	36,916
Approved by the directors but not contracted for	**20,026**	21,177
	49,561	58,093

(b) Lease commitments payable – where a group company is a lessee

Commitments in relation to non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are payable as follows:

	The Group	
	2004	2003
	$'000	$'000
Not later than 1 year	**20,383**	16,160
Later than 1 year but not later than 5 years	**87,718**	87,052
Later than 5 years	**278,653**	303,780
	386,754	406,992

(c) Lease commitments receivables – where a group company is a lessor

The future minimum lease payments receivable under non-cancellable operating leases contracted for at the reporting date but not recognised as receivables, are as follows:

	The Group	
	2004	2003
	$'000	$'000
Not later than 1 year	**4,981**	4,134
Later than 1 year but not later than 5 years	**5,457**	4,358
	10,438	8,492

20. Companies in the Group

Details of the subsidiaries and associated companies are as follows:

Name of company	Principal activities	Country and place of business	Interest held by Group 2004 %	Interest held by Group 2003 %	Cost of investment held by Company 2004 $'000	Cost of investment held by Company 2003 $'000
Subsidiaries						
Held by the Company						
Raffles Centre (Private) Limited [(1)]	Investment holding	Singapore	**100**	100	**116,956**	116,956
Raffles Corporation (Australasia) Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	**30**	30
Raffles Corporation (Germany) Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	**50**	50
Raffles Corporation (USA) Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	**30**	30
Raffles Corporation (Switzerland) Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	*	*
Raffles International Limited [(1)]	Hotel management and management of tourism related activities	Singapore	**100**	100	**41,461**	41,461
Resorts International (1997) Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	**10**	10
RHL E-Ventures Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	**100**	100
Stamford Hotels Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	**904**	904
The Raffles Company (1997) Pte Ltd [(1)]	Investment holding	Singapore	**100**	100	**160**	160
Raffles Corporation (Japan) Pte. Ltd. [(1)]	Investment holding	Singapore	**100**	100	*	*
Raffles Corporation (Thailand) Pte. Ltd. [(1)]	Investment holding	Singapore	**100**	100	*	*
					159,701	159,701

* Denotes amounts of less than $500.

20. Companies in the Group (continued)

Name of company	Principal activities	Country and place of business	Effective interest held by Group 2004 %	2003 %
Subsidiaries				
Held by Subsidiaries				
Burton Way Hotel, Inc. [3]	Hotel owner and operator	USA	**100**	100
hospitalitybex pte ltd [1]	Operation of e-procurement portal	Singapore	**77.8**	77.8
Hotel International AG [2]	Hotel owner and operator	Switzerland	**99.9**	99.9
Hotels & Resorts (Australasia) Pty Limited [2]	Investment holding	Australia	**100**	100
Hotels & Resorts (UK) Limited [2]	Investment holding	United Kingdom	**100**	100
Hotel "Vier Jahreszeiten" von Friedrich Haerlin GmbH [2]	Hotel operator	Germany	**100**	100
Le Plaza Basel AG [2]	Hotel owner and operator	Switzerland	**82.7**	82.5
MCH Services (Sydney) Pte Ltd [1]	Trust manager	Singapore	**60**	60
MCH (Sydney) Trust [2]	Hotel owner and operator	Australia	**60**	60
Merchant Quay Pte Ltd [1]	Hotel owner and operator	Singapore	**100**	100
Raffles Grand Hotel Pte Ltd [2]	Hotel owner and operator	Cambodia	**100**	100
Raffles Hotel (1886) Ltd [1]	Hotel owner, operator and property investment	Singapore	**100**	100
Raffles International (Australasia) Pty Limited [2]	Hotel management and management of tourism related activities	Australia	**100**	100
Raffles International (St. Vincent & the Grenadines) Inc. [5]	Hotel management and management of tourism related activities	St. Vincent & the Grenadines	**100**	100
Raffles International (Russia) Pte. Ltd. [1]	Hospitality services	Singapore	**100**	-

82 - 4507

20. Companies in the Group (continued)

Name of company	Principal activities	Country and place of business	Effective interest held by Group 2004 %	2003 %
Subsidiaries				
Held by Subsidiaries				
Raffles International Hotels & Resorts (Thailand) Co., Ltd. [4]	Hotel management and management of tourism related activities	Thailand	**100**	100
Raffles Knowledge Pte. Ltd. [1]	Training and educational activities of hotel and tourism related activities	Singapore	**100**	100
Raffles Royal Hotel Pte Ltd [2]	Hotel owner and operator	Cambodia	**100**	100
Rheinpark Plaza Neuss GmbH [2]	Hotel owner and operator	Germany	**99.9**	99.9
Société Montreux-Palace S.A. [2]	Hotel owner and operator	Switzerland	**83.8**	83.8
Sodereal Holding SA [2]	Investment holding	Switzerland	**99.9**	99.9
Swissôtel Amsterdam B.V. [2]	Hotel operator	The Netherlands	**99.9**	99.9
Swissôtel Berlin GmbH [2]	Hotel operator	Germany	**99.9**	99.9
Swissôtel Employment Services L.L.C. [5]	Recruitment	USA	**100**	100
Swissôtel Holding AG [2]	Investment holding	Switzerland	**100**	100
Swissôtel (Hong Kong) Limited [4]	Sales office operations	Hong Kong	**100**	100
Swissôtel Japan K.K. [5]	Sales office operations	Japan	**100**	100
Swissôtel Limited [5]	Sales office operations	United Kingdom	**100**	100
Swissôtel Management AG [2]	Hotel management and management of tourism related activities	Switzerland	**100**	100

20. Companies in the Group (continued)

Name of company	Principal activities	Country and place of business	Effective interest held by Group 2004 %	2003 %
Subsidiaries				
Held by Subsidiaries				
Swissôtel Management Corporation [3]	Hotel management and management of tourism related activities	USA	**100**	100
Swissôtel Management (South America) L.L.C. [3]	Hotel management and management of tourism related activities	USA	**100**	100
Swissôtel Management (USA) L.L.C. [3]	Hotel management and management of tourism related activities	USA	**100**	100
Swissôtel (Russia) AG [5]	Hospitality services	Switzerland	**100**	-
Swissôtel Osaka Nankai K.K. [2]	Hotel operator	Japan	**100**	100
"Vier Jahreszeiten" Grundstücksgesellschaft m.b.H. [2]	Hotel owner	Germany	**100**	100
Associated companies				
Held by the Company				
Tincel Properties (Private) Limited [1]	Real estate investment and management	Singapore	**45**	45

20. Companies in the Group (continued)

Name of company	Principal activities	Country and place of business	Effective interest held by Group 2004 %	2003 %
Associated companies				
Held by Subsidiaries				
Hotelera Costa Del Pacifico S.A. [4]	Hotel owner	Peru	**39**	38.7
HOV Hotelera Quito S.A. [4]	Hotel owner	Ecuador	**19.9**	19.9
Huaxia Swissôtel Mangement Co. Ltd [2]	Hotel management and management of tourism related services	People's Republic of China	**50**	50
International Hotel Management School Pte. Ltd. [1]	Owner and manager of a hospitality management school	Singapore	**25**	25
RC Hotels (Pte) Ltd [1] and subsidiary, RC Spa Pte Ltd [1]	Hotel and spa operator	Singapore	**49**	49
Tower Apartments Pty Limited [6]	Trust manager	Australia	**-**	25
Tower Apartments Trust [6]	Apartment owner	Australia	**-**	2
Raffles Properties (Thailand) Company Limited [4]	Property holding	Thailand	**20**	20
Raffles Villa (Thailand) Company Limited [4]	Property holding	Thailand	**20**	20
Raffles Development (Thailand) Company Limited [4]	Property development	Thailand	**20**	20

(1) Audited by PricewaterhouseCoopers, Singapore.
(2) Audited by PricewaterhouseCoopers firms outside Singapore.
(3) Audited by PKF International Limited.
(4) Audited by other firms.
(5) Not required or not yet required by the law in its country of incorporation to be audited.
(6) Liquidated during the year.

AUDITORS' REPORT TO THE MEMBERS OF RAFFLES HOLDINGS LIMITED

We have audited the accompanying financial statements of Raffles Holdings Limited set out on pages 26 to 93 for the financial year ended 31 December 2004, comprising the income statement, balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004, the results and the changes in equity of the Company and of the Group for the financial year ended on that date, and of the cash flows of the Group for the financial year ended on that date, and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 3 February 2005

Notice of Valuation of Real Assets

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Tan Wah Nam
Designation *	Company Secretary
Date & Time of Broadcast	07-Feb-2005 17:31:25
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

Date of valuation	Name of valuer	Description of property	Valuation
01/12/2004	Jones Lang LaSalle Property Consultants Pte Ltd	Temasek Tower, 8 Shenton Way, Singapore 068811	S$613,000,000

Additional Information	Temasek Tower is owned by Temasek Tower Limited, an indirect subsidiary of CapitaLand Limited.
The valuation reports for the above are available for inspection at this address during office hours	168 Robinson Road #30-01, Capital Tower, Singapore 068912
Reports are available till this date	06-05-2005

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEES BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (as the manager of CapitaMall Trust) (the "Company") wishes to announce that the Company has on 7 February 2005 received 812,279 units in CapitaMall Trust ("Units") issued at a price of S$0.96 per Unit and 243,671 Units issued at a price of S$1.7388 per Unit for the period from 1 October 2004 to 31 December 2004, as payment of the performance component of its management fees. This manner of payment of the performance component of the Company's management fees in Units was disclosed in the (1) prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (2) unitholders' circular dated 13 May 2003 issued in connection with acquisition of IMM Building by CapitaMall Trust and (3) unitholders' circular dated 20 July 2004 issued in connection with the acquisition of Plaza Singapura by CapitaMall Trust. With this payment, the Company holds an aggregate of 1,055,950 Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
7 February 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, HEATLEY PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Heatley Pte. Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

Heatley Pte. Ltd., a shelf company which has not commenced operations, is an indirect wholly-owned subsidiary of CapitaLand Residential Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
7 February 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT SUBSIDIARY, FLORA LAND PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect subsidiary incorporated in Singapore:-

Name	:	Floral Land Pte. Ltd.
Principal Activity	:	Investment Holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$10 comprising 10 ordinary shares of S$1 each

Floral Land Pte. Ltd. ("FLPL") is a 60% indirect owned subsidiary of CapitaLand Residential Limited, itself a wholly-owned subsidiary of CapitaLand. The balance 40% of the issued and paid-up share capital of FLPL is owned by CapitaLand China Residential Fund Ltd, in which CapitaLand has a 33.6% indirect interest. Accordingly, CapitaLand's aggregate indirect effective interest in FLPL is 73.44%.

By Order of the Board

Tan Wah Nam
Company Secretary
7 February 2005

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	RAFFLES HOLDINGS LIMITED
Company Registration No.	199506093G
Announcement submitted on behalf of	RAFFLES HOLDINGS LIMITED
Announcement is submitted with respect to *	RAFFLES HOLDINGS LIMITED
Announcement is submitted by *	Emily Chin
Designation *	Company Secretary
Date & Time of Broadcast	07-Feb-2005 17:31:27
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2004

Footnotes

Pursuant to Rule 704(11) of the Listing Manual, Raffles Holdings Limited (the "Company") wishes to inform that none of the personnel occupying managerial position in the Company or any of its principal subsidiaries is a relative of a director, chief executive office or substantial shareholder of the Company.

By Order of the Board
Raffles Holdings Limited

Emily Chin
Company Secretary
7 February 2005

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Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Article in the Business Times dated 5 February 2005

Raffles Holdings Limited (the "Company") refers to the Business Times article dated 5 February 2005 titled *"Raffles Q4 profit soars to $36m"*. It is reported in the said article that; *"The Group will continue to target 5 – 6 hotel management contracts a year.....".*

The Company wishes to state as follows :-

(1) As initially reported in its Q2 2003 results announcement, the Group intends to accretively grow its hotel portfolio through a mix of management contracts, leases and equity participation (asset-light growth strategy). This asset-light strategy was successfully implemented when the Group clinched four hotel management contracts during 2003.

Subsequently at the FY2003 results announcement it was reported that the Group's plans was to continue the pace of implementing its asset-light strategy, namely to aim to secure four to five management contracts a year. In this connection, the Group has successfully added seven management contracts to its portfolio in the last 21 months.

This asset light strategy has since Q2 2003 been consistently stated in all its press releases and results announcements.

(2) The Group has further announced in its FY2004 results announcement, that its main focus in 2005 will be to expand its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity to grow fee-based income and improve returns.

In line with this strategic focus, the Group has started the year 2005 on a high note by making its first foray into Shanghai on 11th January 2005 with a deal to manage Swissôtel Grand Shanghai.

The Group continues this momentum of expansion with the Memorandum of Understanding executed on 7th February 2005, between the Company's subsidiary, Raffles International Limited (RIL) and The Beijing Tourism Group in relation to the proposed management by RIL of designated blocks of the Beijing Hotel. The said parties will be entering into further negotiations to finalise definitive documentation. The Company will make an appropriate announcement once definitive documentation is executed.

(3) The Group, in its ordinary course of business, continues to explore various opportunities to achieve its intention to grow by five to six management contracts per year. Opportunities explored would be in key gateway cities in Europe, United States and in the Middle East, as well as strategic source markets like China or Japan, where it hopes to deepen its presence, including regions that are well positioned for economic and tourism growth such as Mexico and Eastern Europe.

In this respect, the Group regularly enters into negotiations and discussions with potential partners to explore various opportunities and when definitive documentation is executed, the appropriate announcement will be made. Until such time, further details of the possible opportunities being explored are insufficiently definite to warrant further disclosure.

By Order of the Board

Emily Chin
Company Secretary
8 February 2005


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Incorporation of a new Subsidiary

Raffles Holdings Limited (the "Company") is pleased to announce that the Company has incorporated the following subsidiary:-

Name of subsidiary	:	Raffles Corporation (Europe) Pte. Ltd.
Principal Activity	:	Investment holding company
Authorised share capital	:	S$100,000/-
Paid-up share capital	:	S$1/-
Place of Incorporation	:	Singapore
Directors	:	Ms Leong Wai Leng Ms Wong Lai Kuen Ms Emily Chin Mei Fong

By Order of the Board

Emily Chin
Company Secretary
8 February 2005

CAPITALAND LIMITED (REGN. NO: 198900036N)



CHANGE OF INTEREST IN A SUBSIDIARY

The Board of CapitaLand Limited ("CapitaLand") wishes to announce that PREMAS International Limited ("PREMAS"), its wholly-owned indirect subsidiary, has entered into an agreement to acquire the remaining 49% interest in ESMACO Pte Ltd ("ESMACO") that PREMAS does not already own from HDB Corporation Pte. Ltd. ("HDB Corp") (the "Transaction").

ESMACO is a 51% subsidiary within the PREMAS group of companies ("PREMAS Group") responsible for managing three Housing & Development Board ("HDB") townships (namely, Marine Parade, Hong Kah and Jurong) and part of a fourth HDB township (West Coast - Ayer Rajah).

Pursuant to the Transaction, PREMAS will pay HDB Corp a cash consideration of $5,489,000 upon completion. This figure, which is agreed between PREMAS and HDB Corp on a willing-buyer-and-willing-seller basis, was based on HDB Corp's 49% share of the un-audited net tangible assets of ESMACO as at 31 December 2004, and will be adjusted for any difference arising when the audited accounts of ESMACO are finalised. The book value of PREMAS' 51% interest in ESMACO prior to the Transaction is $2.0 million.

As part of the agreement, CapitaLand will make a deferred payment to HDB Corp which will be related to CapitaLand's ability to unlock and maximise the value of its ownership in PREMAS over the next two years. The Transaction serves to align the interests of CapitaLand and HDB Corp towards achieving these objectives.

Financial Effects

The Transaction will have no material impact on the consolidated earnings per share and net tangible asset per share of the CapitaLand group in the current financial year.

Interest of Directors and Controlling Shareholder

Pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited, Temasek Holdings (Private) Limited ("Temasek") is deemed to be the controlling shareholder of CapitaLand as Temasek owns 62.4% of the issued share capital of CapitaLand as at 31 January 2005. Temasek also owns 100% of the issued share capital of HDB Corp.

The Board of Directors of CapitaLand believes the Transaction is in the interest of CapitaLand as it will enable PREMAS to gain full equity interest and control over a profitable subsidiary.

No Director of CapitaLand is also a director of Temasek and/or HDB Corp. No Director of CapitaLand has a direct or indirect interest in the Transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
14 February 2005


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Announcement – Appointment of interim Managing Director, Raffles Hotels & Resorts

Raffles Holdings Limited (the "Company") hereby announces that Mrs Diana Ee-Tan currently Senior Vice President, Marketing of Raffles International Limited (RIL) will be appointed the interim Managing Director of Raffles Hotels & Resorts.

With effect from 1 March 2005, Mrs Ee-Tan in addition to her current responsibilities will assume the responsibilities of Mr Markland Blaiklock, who will be leaving RIL to pursue a new career. Mr Blaiklock's last day with RIL is on 28 February 2005.

Mrs Ee-Tan has been with the Group since 1996 and was appointed Senior Vice President in RIL in 1998. In her career in tourism and hospitality spanning more than 17 years, Mrs Ee-Tan has held senior management positions in both marketing and operations. A posting with the Singapore Tourism Board in North America early in her career gave her tremendous exposure to the US market. She was honoured as Westin Hotels & Resorts "Convention Marketer of The Year 1990", in recognition of outstanding performance at the 2000 rooms Westin Stamford and Westin Plaza hotels (now Swissôtel The Stamford and Raffles The Plaza) and at the Raffles City Convention Centre, Singapore. Mrs Ee-Tan's international experience also included overseeing the pre-opening operations of the Group's hotels in Cambodia, the re-flagging of the Group's hotels in USA, UK and Germany as well as the integration of the Swissôtel chain of hotels worldwide following the Company's acquisition of Swissôtels hotels and resorts in 2001.

As Senior Vice President Marketing, Mrs Ee-Tan had a leadership role in building the Group's capabilities in sales, distribution, e-commerce, brand development and marketing. The Company and its subsidiary, RIL were awarded the Singapore Marketing Award 2000, the Asia Pacific Agora Award for Marketing Excellence 2000, and The Strongest Singapore Brand Award 2003 by the International Enterprise Singapore. Mrs Ee-Tan received her Bachelor of Arts (Honours) degree from the National University of Singapore.

Mrs Ee-Tan will continue to hold the position of Senior Vice President Marketing, in addition to assuming responsibilities as interim Managing Director of Raffles Hotels & Resorts.

The Company would like to extend its appreciation to Mr Blaiklock for his contributions during his tenure with RIL and wishes him well in his future pursuits.

By order of the Board

Emily Chin
Company Secretary

14 February 2005

82 - 4507

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Tan Wah Nam
Designation *	Company Secretary
Date & Time of Broadcast	17-Feb-2005 17:15:22
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2004

Footnotes

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited (the "Company") confirms that there is no person occupying a managerial position in the Company or in any of its principal subsidiaries who is a relative of a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board

Tan Wah Nam
Company Secretary
17 February 2005

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(constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004)

ANNOUNCEMENT

COMPLIANCE WITH RULE 1207(5)(d) OF THE LISTING MANUAL

For the purpose of complying with Rule 1207(5)(d) of the Listing Manual, CapitaCommercial Trust has obtained approval from SGX to prepare its financial statements in accordance with the Recommended Accounting Practice 7 (RAP 7): Reporting Framework for Unit Trusts issued by the Institute of Certified Public Accountants.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
17 February 2005

THE ASCOTT GROUP LIMITED

(Regn. No. 197900881N)

ANNOUNCEMENT

COMPANY IN MEMBER'S VOLUNTARY LIQUIDATION
- SCOTTS DEVELOPMENT (SARACA) PTE LTD

The Board of Directors of The Ascott Group Limited wishes to announce that it is placing its wholly owned subsidiary, Scotts Development (Saraca) Pte Ltd (Co. Reg. No. 199407564E) under member's voluntary liquidation.

The voluntary liquidation of Scotts Development (Saraca) Pte Ltd will not have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

By Order of the Board
Shan Tjio
Company Secretary
17 February 2005



For Immediate Release
21 February 2005

CapitaRetail Japan Fund acquires its second mall in Osaka for JPY7.5 billion (S$120 million)

Enlarging CapitaLand's retail footprint in Japan

Singapore, 21 February 2005 – The CapitaRetail Japan Fund, a private retail property fund sponsored by CapitaLand, has purchased Izumiya Hirakata, a freehold suburban mall in Hirakata City, Osaka Prefecture, for approximately JPY7.5 billion (S$120 million). Izumiya Hirakata will be the second mall acquired by the CapitaRetail Japan Fund. This follows the acquisition of La Park Mizue, Tokyo, in early November 2003 for S$80 million. Izumiya Hirakata will be managed by CapitaLand Japan, which currently also manages La Park Mizue.

The CapitaRetail Japan Fund is expected to grow to a fund size of JPY20-30 billion, after the close of its second fund raising exercise in early 2005, from its present JPY10 billion. With debt financing, the Fund is targeted to acquire more assets which will be collectively worth over JPY80 billion. The Fund has a mandate to invest in Japanese retail assets which have a secured and steady annuity income, and the potential for asset enhancement.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "The acquisition of Izumiya Hirakata enlarges our retail footprint in Japan. We have witnessed strong interest and a keen take-up rate by institutional investors for the CapitaRetail Japan Fund. This demonstrates their confidence in our ability to deliver a sustainable income stream and to generate further capital appreciation by leveraging on CapitaLand's unique integrated retail and fund management capabilities. It also shows that these investors hold a long term

positive outlook on the Japan retail property market. Going forward, we will continue to grow our portfolio through new acquisitions to further enlarge our retail footprint in Japan."

Izumiya Hirakata is a quality asset located in Hirakata City which has a population of over 400,000 residents. It is situated in a prime location near the Hirakatashi train station. The 2-storey freehold shopping mall has a net floor area of about 18,000 square metres and caters to the basic shopping needs of the residents in that area. Currently, the mall is 100% occupied and is anchored by general merchandising store, Izumiya. As a dominant player in its trade, Izumiya has a strong presence in the Japanese Kansai area, operating 54 stores in Osaka and another 34 stores throughout Japan.

Over the past few years, CapitaLand has been active on the property fund business. The Group aims to more than double its assets under management to S$13 billion in the next three years, up from the current S$6 billion. To date, the Group's two REITs, CapitaMall Trust, the first listed REIT in Singapore, and CapitaCommercial Trust, have consistently outperformed market expectations. It has also set up private property funds like CapitaRetail Singapore which holds three shopping malls in the Singapore suburbs. Recently, the Group signed two separate agreements with Beijing Hualian Group and Shenzhen International Trust & Investment Co., Ltd (SZITIC) to acquire and manage a portfolio of retail malls in China. The Beijing Hualian malls are anchored by Beijing Hualian, China's fourth largest retailer while the SZITIC malls are anchored by Wal-Mart, the world's largest retailer. With its established track record, the Group sees opportunities to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

<u>About CapitaRetail Japan Fund</u>

The CapitaRetail Japan Fund is targeting to expand its portfolio of shopping malls in Japan following the success of the first close of its fund raising of JPY10 billion in April 2004. The investors comprise insurance companies, pension funds, and large corporations from Asia and Europe, as well as

CapitaLand, which holds a 30% stake in the Fund. The Fund's targeted annual distribution yield is 7 – 10%, with a total return of 10 – 13%. A second and final close for the Fund is expected by early 2005.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. The company's property and hospitality portfolio spans 88 cities in 29 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

In Japan, the Group has also been active in the retail, residential, office and hospitality sectors. Its residential project, Parkhouse Yoyogi-Uehara, Tokyo has been fully sold. Recently, it also divested its interest in prime office building, Shinjuku Square Tower, Tokyo. Today, Raffles Holdings, its hotel arm, manages 548 guest rooms and luxury suites and The Ascott Group, its serviced residence arm has 336 serviced residence and corporate leasing units in the country. The Group manages over 35 malls in the Asia Pacific including two in Japan, and the rest in Singapore, China, Malaysia and Indonesia.

Issued by CapitaLand Limited
21 February 2005

For media enquiries, please contact:
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg


CapitaCommercial
Trust

(constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004)

ANNOUNCEMENT

PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO A DIRECTOR, CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Company, being the manager of CapitaCommercial Trust, confirms that there are no persons occupying managerial positions in the Company or in its principal subsidiaries who are related to a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company Registration No.200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary

22nd February 2005


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO A DIRECTOR, CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER

Pursuant to Rule 704(11) of the Listing Manual, CapitaMall Trust Management Limited (the "Company"), being the manager of CapitaMall Trust, confirms that there are no persons occupying managerial positions in the Company or in its principal subsidiaries who are related to a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
24 February 2005





THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

February 23, 2005
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott To Manage New Serviced Residence In Jakarta

The Ascott Group, a leading international serviced residence operator, has secured the contract to manage a new 152-unit serviced residence in South Jakarta.

Somerset Berlian is part of the twin-tower Permata Berlian Residences development in the prime Permata Hijau residential area, and 15-minutes' drive from Jakarta's financial district of Jalan Sudirman. Nearby are shopping centres, international hotels and schools, golf courses and the Senayan Olympic Stadium.

Scheduled to open in 2006, Somerset Berlian will offer stylish two and three-bedroom suites. Facilities will include a fitness centre, 25-metre lap pool, children's and reflexology pools, a jacuzzi and playground. Ascott will manage the upper-tier serviced residence for five years, with the option to operate it for another five years.

The Ascott Group is a leading international serviced residence company with over 13,800 serviced residence units in 40 cities in 17 countries in Europe and Asia Pacific. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Ascott's chief executive officer, Mr Cameron Ong, said: "Our expanded presence in Jakarta is timely and strategic. The more stable socio-political situation today and the government's efforts to improve the business environment is beginning to restore investor confidence. As foreign business activity and multinational companies gradually return to Jakarta, we expect demand for well-managed serviced apartments to grow."

He added: "Ascott's serviced residences in Indonesia are performing well. The management contract is in line with our strategy to increase our fee-based income and improve our economies of scale in cities where we have existing operations."

- more -

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. The group took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating & Financial Review awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com



For Immediate Release
25 February 2005

NEWS RELEASE

CapitaLand acquires Beijing site for mixed development

Plans to build high-rise apartments, office and retail podium

Singapore, 25 February 2005 – CapitaLand has successfully clinched a mixed development site in Dongcheng District, Beijing, in a recent government land tender at a price of RMB547.6 million (S$108.4 million). The 14,686 square metre site is located in Beijing's East Second Ring Road commercial district. It has a potential gross floor area of 97,665 square metres above ground and 25,263 square metres below ground. Over the next three to five years, CapitaLand plans to build a mixed development project that comprises a high-rise apartment block, office tower and retail podium.

The Dongcheng project will be held through CapitaLand (China) Investment Co. Ltd and Floral Land Pte Ltd, with each holding interests of 50% in the site. CapitaLand (China) Investment Co is a wholly-owned indirect subsidiary of CapitaLand, while Floral Land is 60% indirectly owned by CapitaLand China Holdings and 40% owned by CapitaLand China Residential Fund.

Mr Liew Mun Leong, President & CEO of CapitaLand Group said: "We are very pleased with the above acquisition as this is one of the rare prime sites for mixed developments in Beijing. This acquisition will augment our current property portfolio in Beijing. To-date, we have launched the La Forêt residential project in the city, with another development targeted to be launched later this year. The Dongcheng site is strategically located in the East Second Ring Road commercial district across from the Dongzhimen transportation hub, which will be the biggest of such hubs in Beijing when it is completed in 2008. The site is well-positioned to serve the population catchment of locals, as well as foreign expatriates, working in the

asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About CapitaLand China

CapitaLand China is an indirect wholly owned subsidiary of CapitaLand. Since 1994, CapitaLand China has been a developer of premier homes and quality commercial properties in China. . To facilitate its growth in the country, CapitaLand China, after approval by the Chinese government, set up a wholly foreign-owned investment company in 2002.

About CapitaLand China Residential Fund

The CapitaLand China Residential Fund is a private fund sponsored by CapitaLand with support from corporate investors, financial institutions and high net worth individuals. The Fund invests in the mid to high-end residential market in the key gateway cities of China. It leverages on CapitaLand's core residential development delivery capability in China, and skill sets in real estate capital management. CapitaLand has an indirect interest of 33.6% in the Fund.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **25 February 2005**

For more information, please contact:

Singapore

Media Contact
Nicole Neo
Communications
DID : (65) 68233218
Nicole.neo@capitaland.com.sg

Analyst Contact
Harold Woo
Equity Markets
DID : (65) 68233210
Harold.woo@capitaland.com.sg

China

Media Contact
Francis Li
Corporate Communications
DID: (86-21) 33114633 ext 8300
li.chengjie@capitaland.com.cn